

04027802



P.E. 12-31-03

AR/S


PROCESSED
APR 30 2004
THOMSON
FINANCIAL

Capital Strength Triple-A Performance

MBIA INC

Pat Abt, Connie Accordino, Neil Ackerman, Joseph Adelizzi, Seth Albert, Angelique Allen, James Allen, Keith Allman, Mike Alter, Eric Anderson, Peter Andreou, Hector Angulo, John Antonazzo, Gina Antonelli, Brian Arcese, Ana Areal, John Ariola, Craig Armstrong, Errol Arne, Suresh Arumilli, Greer Avery, Dan Avitabile, Harold Bailey, Judy Baiocco, Michael Ballinger, Frances Banuelos, Ann Barbara, Mary Barbara, Lorraine Barg, Steve Barney, Jason Bathauer, Barry Baughier, Michael Baumkirchner, Jennifer Beaton, Marguerite Beirne, Lajuanda Bell, Tom Bell, Dinah Bellis, Regina Bello, Anna Bencrowsky, Renee Benfari, Jim Berger, Adam Bergonzi, Jacqui Bergonzi, Beth Berman, Paul Bernier, Gerry Berrigan, Mike Biemer, James Binette, Dennis Bird, Cheri Bivings, Max Blackler, Carol Blair, Robert Blair, Rob Blake, Amy Block, Matthew Bodo, Kim Boeheim, David Boisselle, Lisa Boland, Ed Bonner, Amy Borst, Terry Bowens, David Brancale, Marty Braunstein, Melissa Brice-Johnson, Nelly Briggs, Pat Brosnan, Jay Brown, Kevin Brown, Thacher Brown, Karen Brylle, Neil Budnick, Mark Bunyea, Joe Buonadonna, Danny Burdiez, Paul Burns, Christine Calvao, Michael Cambridge, Jason Cameron, Lisa Campbell, Patricia Campbell, Lori Candarelli, Jack Caouette, Lisa Carinha, Linda Carpenter, Bill Carson, Adam Carta, Bill Carta, Christopher Cassel, Mike Castracan, Judy Cavino, Jason Celente, Kevin Cerutti, Chris Chafizadeh, Steve Chaloux, David Chappell, Nicole Chassey, Helen Cheng, Charlotte Cheong, Sammy Cheung, Manuel Chevalier, Lina Chew, Sze Loon Chew, Andrew Chintz, Siew Li Chong, Richard Choyke, David Christiansen, Deirdre Christiansen, Len Chubinsky, Lori Church, Stephanie Ciavarello, JoAnne Ciralli, Steve Citron, Robert Claiborne, Barron Clancy, Joyce Clark, Robyn Clarke, Geoff Clarkson, Miriam Cleary, Garen Close, Tom Cochran, William Cody, Robert Cole, Bill Coleman, Madelyn Coleman, Rosemaria Collorafi, Jeffrey Concepcion, Steve Cooke, Brian Cooney, Christie Corbett, Maryann Corse, Cliff Corso, Irene Cortez, Jonathan Costello, Kenneth Couch, Thomas Cousins, David Craparo, Celinda Creighton, Jim Cronin, Ian Crooke, David Crowle, Jacquelyn Cruz, Derrin Culp, Celia Culpan, Melissa Currie, Lucy Cusworth, Luigi Stefano Cuttica, Sal D'Addio, Ron Dadina, Jenn Dalton, John Danaher, Katie D'Angio, Jeffrey Daniels, John Dare, Paul David, Gary Davis, Joshua Davis, Leslie Davis, Suzanne Davis, Karen Decter, Ken Dagen, Joanne DeGennaro, Sandy DeKoubia, Laura DeLeno, Carole Delorme, Nils Demme, Michael DeNigris, Maureen Denyssenko, Lauren Deshamais, Charles Deutsch, William DeVape, Ed DeVito, Jamie Di Orio, Greg Diamond, James DiChiaro, Wendy Dinsmore, Fred Dittmann, Sharon Dittrich, Andrew Dixon, Christie Dixon, Michelle Dixon, Stephen Dixon, Everlenn Dolman, Adriana Dominguez, John Donaldson, Michalie Donaldson, Pallavi Donde, Mary Donovan, Tanya Dooley, Gloria D'Ottavio, Stephanie Dougherty, Joe Doyle, Randy Dryden, Dave Dubin, Maureen Duffy, Mohinder Dugal, Matt Dugan, Gary Dunton, Tressa Earl, Scott Eckman, Teri Eckman, Barbara Edelman, Guy Eichhoff, Bruce Ely, Ira Epstein, Rick Erickson, Jeff Esraelian, Lori Evangel, Felicia Fanelli, Matt Fanelli, Marisa Farrell, Bob Faulkner, Carl Favelukes, Sharon Fera, Emily Ferguson, Gregg Ferguson, Bob Fernald, Pamela Fernandes, Maria Ferrante, Nick Ferreri, Denise Feulner, Peter Fiala, Marina Fikh, Sara Fischer, Anna Fischetti, Minnie Fitchben, Donna Flock, Patrick Flanagan, Bjorn Flesaker, Rosanne Fleury, Barbara Flickinger, Mary Flynn, Jesse Fogarty, Alison Fong, Glenn Fox, Carol Fraundorfer, Dan Frisch, Monica Gabel, Max Gabriel, Julie Galante, Theodore Galgano, Maureen Gallagher, Rich Garay, Leigh Garcia, Francois Gaudeul, Catherine Geddes, Wayne Gee, Byron Gehlhardt, Ethel Geisinger, George Gephart, Randell Gerardes, Susan Giarrusso, Stephen Gibson, MaryEllen Gilroy, Patri Ginas, Rich Giuffra, Mark Gold, Kelly Goldberg, Sandy Goldstein, Amy Gonch, Esther Gonzalez, Melysa Gonzalez, Roberto Gonzalez, Andrew Goodale, Michael Goss, Jen Gosselin, Kirby Gravance, Kelli Greene, Robert Greene, Richard Greenwood, Aeneas Griffin, Lisa Grozio, Amy Guilotta Brown, Marsha Gumbs, John Hall, Traci Hall, Steve Halpert, Christina Halvorsen, Doug Hamilton, Christine Hammond, Bret Harmon, Andre Harris, Roger Harris, Donald Harrison, Dana Hartman, Emete Hassan, Rachael Haupt, Eugene Havel, Selena Hay, Sheryl Hayduk, Oddette Haynes, Venetia Heintz, Bob Heller, Francie Heller, Irene Hendricks, Jennifer Hendrix, Marc Herman, Ana Hernandez, Rick Hess, Sandra Heuer, Leslie Hickey, Severin Hiller, Yujiro Hirayama, Marshall Hite, David Hoak, Hai Hoang, Ed Holden, Stephen Holliday, Richard Holt, Denise Horbach, Patricia Howell, Barry Howsden, John Hsu, Peter Hughes, Scott Hughes, Roz Hume, Travis Humphries, Tim Hunt, David Huntley, Christina Hwang, Brian Hynes, Haruhiko Ishiwatari, Rosalie Jackson, Elizabeth Jacobs, Lynn Jacobs, Michael Jacobson, Lori Jalomo, Liz James, Ed Janson, Douglas Jensen, Corey Johnson, Janet Johnson, Kimberly Johnson-Cole, Joanne Jontz, Michael Joos, John Jordan, Tom Jordan, Deirdre Jordan-Coleman, Chris Jumper, Esther Kain, Maria Kang, Una Kearns, Liz Keese-Blasius, John Kelley, Rosemary Kelley, Brian Kelly, Patrick Kelly, Patricia Kemsley, Steve Kepes, Gautam Khanna, Jake Kim, Danny King, Howard King, Jason Kissane, Douglas Kitchen, JoAnn Klatskin, Jana Klemmer, Rick Knight, Michael Knopf, Megan Korson, John Krick, Kathy Kruse, Nick Krzemienski, Edward Kushma, Arthur Kuypers, Linda Labelle, Matt Lagana, Richard Langberg, Sean Langley, Rosalie Langschultz, Cara Sue LaPicola, Cheryl Larkin, Corinne Larson, Andy Laterza, Linda Latta, Gaddi Layden, Beatrice Le, Leon Leborgne Jr., David Lee, Jackie Lee, John Lee, Poh Choo Lee, Andrew Leggio, Hannes Leifsson, Jim Lennon, Lou Lenzi, Lynn Leone, Marta Levin, Larry Levitz, Amy Lieb, John Lilly, Sonya Linder-Silidjian, Linda Lindh, Eleanor Lipsey, Sandra Lisanti, John Lisle, Georgina Lo, Susan Lockwood, Kevin Loescher, John Lucas, Christa Luckenbach, Bertha Lui-McKee, Robert Lupoli, Andrea Madden, James Maitland, Efrain Maldonado, Francesco Mancia, Joanne Mancuso, Denise Mann, Paul Mansour, Gabe Marcovecchio, Jaime Mariategui, Sabina Marino, Anne Marquart, Angel Martin, Anel Martinez, Yvette Martinez, Maryann Martini, Nick Matyszczak, Amy Mauer-Lites, Thomas Mauk, Cheryl May, Eric McAlley, Lisa McCall, Shaun McClelland, Martin McDermott, John McDonnell, Denise McGee, Jim McGrane, Tim McKeon, Anthony McKiernan, Lisa McLaughlin, Tom McLoughlin, Marjorie McMahon, Katherine McManus, Linda McManus, Sadie McSwain, Eugenio Mendoza, Ani Mensuroglu, Mike Messer, Graham Metcalf, Marsha Miclat, Helen Miksits, Diane Miller, Howard Miller, Kevin Miller, Frank Minerva, Jairo Molina, Heather Molloy, Kathy Moon, James Moore, Janet Morley, Chris Moros, John Morris, Marc Morris, Kristin Mosca, Nancy Moua, Sudip Mukherjee, Michael Muldoon, Imelda Muniz, Cindia Munoz, Michael Murphy, Thomas Murphy, Cathleen Murray, Gerry Murray, Stephen Murray, Theresa Murray, Michael Murtagh, Joan Musselbrook, Brenda Narayan, Salvatore Narciso, Dan Nach, Todd Navin, Eric Neglia, Bob Nevin, Deb Nickel, Ann Nicoletti, Petya Nikolova, Mike Norris, Oliver North, Gerhard Oberholzer, Gonzalo Obregon, Michael O'Brien, Frances Ochoa, Meghan O'Donnell, Patrick O'Hanlon, Kathleen Okenica, Pat Olin, Alexis Ong, Stephanie Ontiveros, Kimberly Osgood, Nicole Ossun, Ashwin Palekar, Randy Palombo, Andreas Papadakis, Brett Parker, Kelli Parker, Eric Parsons, Fred Pastore, David Patashnik, Nancy Paulercio, Giri Pawar, Alan Pearlman, Gerald Peeler, Charlie Pena, Art Perlowitz, Ian Petrillo, Eileen Pettineo, Gillian Pettit, Amelito Pilande, Pascale Pinte, John Pizzarelli, Eric Popejoy, Andrew Porges, Scot Post, Peter Potenziani, Cynthia Praschnik, Andrea Proftes, Bevin Presutti, Armand Principato, Clifford Pritchard, Christopher Przymylski, Jim Pugh, Binu Punnoose, Kerrie Radoor, Beverly Raine, Ed Rajsteter, Andrea Randolph, Kathleen Reagan, Kevin Regan, Christopher Reid, Pam Reifsnyder, Chip Reilly, Sue Reilly, Jeff Reikin, David Rey, Josh Rezak, Fiona Riley, Peggy Ritter, Angel Rivera, Loretta Rivera, Stephanie Rivera, Pascual Rizzo, Paul Roberts, Emmeline Rocha-Sinha, Glenn Roder, Lisa Rodia, Omar Rodriguez, Yaquelin Rodriguez, Jaime Rojas Jr., Lee Roland, Doreen Romans, Eric Rosensweig, Ted Ruddock, Christina Rundbaken, Stacey Russell, Steven Ruterman, Chris Ryff, Tom Saccardi, Shari Sacks, Nazima Saleem, Ridwan Sasmito, Jessica Sato, Eric Savino, Kristie Scafidi, Colleen Scaglione, Steve Scanlan, Joe Schochinger, Tom Scherer, Laura Schneider, Linda Scott, Patrick Scott, Louie Sedano, Lawrence Selik, Joell Selmen, Joe Sevely, Bijal Shah, Rob Sheehan, Steven Sherman, Roger Shields, Cheryl Sholl, Keith Shuron, Carol Siefermann, Patricia Sielengiewicz, Kara Silva, Kevin Silva, Don Simon, Rebecca Simonian, Veronica Sin, Adithi Singh, Arvind Singh, Joanne Sinopoli, Susanne Slavin, Matthew Sleight, Marina Sloan, Beth Smayda, Deborah Smith, Peter Smith, Jerry Socci, Fran Sofo, Ursula Solimine, Jeny Song, Jocelyn Songco, Lori Soper, Victor Soto, Nick Sourbis, Lisa Spano, John Springrose, Matthew Starr, Robin Steward, Judy Stone, Eric Storch, Karleen Strayer, David Sugimoto, John Sulin, Heather Sullivan, Phil Sullivan, Kalyani Sundarum, Suhrid Swaminarayan, Donna Swanson, Dave Sweet, Carolyn Tain, Maria Tallent, Richard Talmadge, Yong Khim Tan, Mike Tarquinio, Greg Tarrant, Steve Tartaglia, Tricia Taxter, Amber Taylor, Carrie Taylor, Joanne Taylor, Juliet Telford, Eva Thein, Susan Thomas, Laura Thorne-Trawinski, Thomas Tight, James Titkes, Craig Tipping, Laura Tirado, Melanie Tomlin, Carrie Toomey, Rosanna Traina, Dan Trainor, Matt Trapp, Alan Trinh, Patrick Tucci, Donna Turner, Anton Unger III, Bertha Valdovinos, Frederic Vallon, Hans van den Berg, Tom Vandermark, Lisa Varalli, Eileen Vardilli, Janis Varney, Rob Velins, Frank Venuti, Maria Vera-Magnan, Ines Vieira, Pamela Vieira, Joan Vita, Kirk Viviano, Sue Voltz, Karen Wagner, Todd Wall, Maggie Walsh, Rich Walz, Jing Wang, Jeff Wark, Randy Warman, Pat Wamke, Antoinette Watson, Neil Waud, Carl Webb, Chris Weeks, Debbie Weeks, Irene Weidelman, Dick Weill, Nancy Weiss, Ron Wertheim, Rebecca Werther, Linda Wessel, Ellen West, Ruth Whaley, Bob Wheeler, Ashling Whelan, Dee White, Lori White, James Whitford Jr., Charlie Williams, Noni Williams, Patrick Williams, Eric Williamson, Dave Wilson, Henry Wilson, Lisa Wilson, Dave Witthohn, E.G. Woods, Raymond Wosinski, Greg Wright, Melissa Wright, Y.C. Wu, Jamie Xiong, Lindsay Yee, Ming-Hua Yong, Christopher Young, Holly Young, Mingwei Yuan, Kim Zottola, Gail Zubradt, Mark Zucker, Deborah Zurkow, Pat Abt, Connie Accordino, Neil Ackerman, Joseph Adelizzi, Seth Albert, Angelique Allen, James Allen, Keith Allman, Mike Alter, Eric Anderson, Peter Andreou, Hector Angulo, John Antonazzo, Gina Antonelli, Brian Arcese, Ana Areal, John Ariola, Craig Armstrong, Errol Arne, Suresh Arumilli, Greer Avery, Dan Avitabile, Harold Bailey, Judy Baiocco, Michael Ballinger, Frances Banuelos, Ann Barbara, Mary Barbara, Lorraine Barg, Steve Barney, Jason Bathauer, Barry Baughier, Michael Baumkirchner, Jennifer Beaton, Marguerite Beirne, Lajuanda Bell, Tom Bell, Dinah Bellis, Regina Bello, Anna Bencrowsky, Renee Benfari, Jim Berger, Adam Bergonzi, Jacqui Bergonzi, Beth Berman, Paul Bernier, Gerry Berrigan, Mike Biemer, James Binette, Dennis Bird, Cheri Bivings, Max Blackler, Carol Blair, Robert Blair, Rob Blake, Amy Block, Matthew Bodo, Kim Boeheim, David Boisselle, Lisa Boland, Ed Bonner, Amy Borst, Terry Bowens, David Brancale, Marty Braunstein, Melissa Brice-Johnson, Nelly Briggs, Pat Brosnan, Jay Brown, Kevin Brown, Thacher Brown, Karen Brylle, Neil Budnick, Mark Bunyea, Joe Buonadonna, Danny Burdiez, Paul Burns, Christine Calvao, Michael Cambridge, Jason Cameron, Lisa Campbell, Patricia Campbell, Lori Candarelli, Jack Caouette, Lisa Carinha, Linda Carpenter, Bill Carson, Adam Carta, Bill Carta, Christopher Cassel, Mike Castracan, Judy Cavino, Jason Celente, Kevin Cerutti, Chris Chafizadeh, Steve Chaloux, David Chappell, Nicole Chassey, Helen Cheng, Charlotte Cheong, Sammy Cheung, Manuel Chevalier, Lina Chew, Sze Loon Chew, Andrew Chintz, Siew Li Chong, Richard Choyke, David Christiansen, Deirdre Christiansen, Len Chubinsky, Lori Church, Stephanie Ciavarello, JoAnne Ciralli, Steve Citron, Robert Claiborne, Barron Clancy, Joyce Clark, Robyn Clarke, Geoff Clarkson, Miriam Cleary, Garen Close, Tom Cochran, William Cody, Robert Cole, Bill Coleman, Madelyn Coleman, Rosemaria Collorafi, Jeffrey Concepcion, Steve Cooke, Brian Cooney, Christie Corbett, Maryann Corse, Cliff Corso, Irene Cortez, Jonathan Costello, Kenneth Couch, Thomas Cousins, David Craparo, Celinda Creighton, Jim Cronin, Ian Crooke, David Crowle, Jacquelyn Cruz, Derrin Culp, Celia Culpan, Melissa Currie, Lucy

MBIA Annual Report 2003

Financial Highlights

RECEIVED
APR 28 2004

In millions except per share amounts	2003	2002	2001	Percent Change 2003 vs. 2002	Percent Change 2002 vs. 2001
Net income	$ 814	$ 579	$ 570	40%	2%
Gross premiums written	1,269	952	865	33%	10%
Gross revenues	1,869	1,464	1,457	28%	1%
Total assets	30,268	18,852	16,200	61%	16%
Shareholders' equity	6,259	5,493	4,783	14%	15%
Per share data:					
Net income					
Basic	$ 5.67	$ 3.95	$ 3.85	44%	3%
Diluted	5.61	3.92	3.82	43%	3%
Diluted operating earnings	4.80	4.27	3.88	12%	10%
Book value	43.50	37.95	32.24	15%	18%
Adjusted book value	59.84	51.77	45.01	16%	15%
Operating return on average shareholder's equity	13.1%	13.2%	13.3%		
Total claims-paying resources	$12,639	$11,015	$10,087	15%	9%


Revenues
(dollars in millions)
99
00
01
02
03
1,186
1,331
1,457
1,464
1,869


Book Value and Adjusted Book Value Per Share
(dollars)
Book value per share
Adjusted book value per share(a)
(a) Includes after-tax effects of deferred premium revenue less prepaid reinsurance premiums and deferred acquisition costs, the present value of installment premiums, unrealized gains or losses on investment contract liabilities and a provision for loss and loss adjustment expenses.
99
00
01
02
03
23.56
35.01
28.59
40.27
32.24
45.01
37.95
51.77
43.50
59.84


Per Share Earnings
(dollars)
Diluted earnings per share
Diluted operating earnings per share(a)
(a) Excludes the net income effects of net gains or losses on investments, net gains or losses on derivative instruments and foreign exchange and non-recurring items.
99
00
01
02
03
2.13
3.15
3.56
3.41
3.82
3.88
3.92
4.27
5.61
4.80

"To understand what is happening today

or what will happen in the future, I look back."

"A page of history is worth a volume of logic."

To Our Owners,

2003 was a very good year for the MBIA insurance operations: market conditions allowed us to improve the credit strength of our existing portfolio and to add a significant amount of new business at very acceptable terms and conditions. In addition our GAAP reported results were excellent (I will comment later on why the reported net income numbers were very good but not as superb as reported) reflecting the great job done by our entire team over the past several years.

Market trends were indeed very favorable for bond insurance with United States Treasury interest rates hitting 45-year lows. This was coupled with extraordinary spread compression on a wide spectrum of corporate investment and non-investment grade bonds and asset-backed securities, reflecting credit improvements across virtually all sectors of our structured finance portfolio. Low interest rates also underpinned another record year for refinancings in the domestic municipal market, which provided a significant offset against the widespread credit deterioration caused by budget struggles at virtually all levels of US government entities.

Before I provide a detailed review of our current credit portfolio and other significant matters, I will comment on our robust new business production of the past few years. Having been a participant in risk taking enterprises for the past 30 years, I immediately grow extremely skeptical (as should you!) when a CEO of an underwriting company starts off talking about top line production. There are, however, occasional brief periods where the market provides an opportunity for a disciplined underwriter to grow the business profitably at an unusual rate. This is a situation we have enjoyed over the past few years.

The period between 2000 and 2003 provided MBIA with an extraordinary number of opportunities to deploy our capital across the globe in a wide variety of transactions. Much of the business we wrote during this time period was a straightforward extension of our existing book, but we were also able to solidify our footprint with a number of



innovative transaction structures and to establish a firm platform in international capital markets. The choppy and difficult credit markets provided increased demand for safety so that our financial guarantee products achieved widespread acceptance at acceptable terms and underwriting conditions. The 25% compound growth in new business over this three-year period reflects our decision to capitalize on these market conditions. As noted in prior letters, only time will tell if these years are as good as we see them today, but they do look very nice at this early juncture.

In terms of 2003 production, it was clearly a year when John Pizzarelli and the domestic public finance team had the market wind at their backs, achieving 39% growth in new business. At the same time, driven by an almost 100% increase in international public finance business, our global new business teams recorded 40% of our new business from non-United States sources. In contrast, our global structured business only grew modestly as the effects of tightening spreads dampened insured asset-backed bond issuance. While still uneven, we continue to view our long-term opportunities outside of the United States to be the source of long-term growth for our insurance franchise. As noted in our annual outlook for new business, we would continue to expect our insurance business to achieve growth in the 12 to 15% range over extended periods. Given the growth achieved in the past three years, the perception of improved prospective credit conditions in most markets and the emergence of new (and old) competitors focused on growth, we expect that the next few years will slow down quite a bit and may disappoint those who measure the success of our enterprise solely on new business growth.

As I noted earlier, with the exception of the domestic US public finance market, most sectors where we extend credit saw marked improvement in 2003, contrasting to the general deterioration we observed during the prior three-year period. This environment had a significant effect on our existing portfolio as can be observed in statistics such as percentage of credits below investment grade and overall average credit quality. New business continued at high quality levels with 81% of all new business rated A or better. This, combined with improving overall credit trends, raised the percentage of the overall in-force portfolio rated A or better to 78%.

The speed with which spreads compressed and default rates improved is most visible in the speculative and investment grade corporate sector. While we don't enhance corporate credit directly (except for a brief period in 1997/98), we do have significant participation in the market for diversified, senior tranches of Collateralized Debt Obligations and Loans, better known as CDOs and CLOs. The peak investment grade spread occurred in

October of 2002 at 275 basis points, up from 85 at the beginning of 2002, and declined to 50 basis points by year-end 2003. Similarly, the peak speculative annual corporate bond default rate occurred in January of 2002 at 10.9% and had declined to 5.2% by year-end 2003. As noted last year, the combined effect on 2002 results of these changes in market conditions was to increase our mark-to-market deduction from revenues by $82 million under SFAS 133 on our synthetic book of financial guarantee CDO exposures. The contrast in 2003 was significant: the effect of this year's mark-to-market was to fully reverse the prior negative adjustments and resulted in an increase to revenues of $100 million. I continue to believe that while this information is useful to investors in the same fashion as unrealized gains and losses on assets, the volatility it adds to the income statement creates more noise than information in our business where we hold credit risk to maturity.

Two other areas that are hard to forecast because they are affected by market conditions also positively affected 2003 results. First, as a result of our decision at the end of 2002 to shorten our insurance investment portfolio duration from just less than eight years to a tad over five years, we experienced a second year of positive pre-tax capital gains with $81 million being harvested. As expected, the cost to our run-rate after-tax investment income was $36 million in 2003 and is today approximately $50 million per annum ... a small price to pay for protecting economic capital! The second area that made a positive contribution was another year of high accelerated premiums from refunded public finance bond issues. These three positives layered on top of a very good operating year created the extraordinary increase in GAAP net income I mentioned above. Based on what we know today, it is extremely unlikely that 2004 will see anywhere near the same contribution from this combination of mark-to-market, capital gains or refunded premiums. The good news is that we do expect revenues from earned premium and investment income to grow in the mid double digits over the next couple of years, based on the book of business we currently have in force which should lead to operating earnings and book value growth at similar levels.

As usual, during 2003 we had significant remediation activity on a number of individual credits and sectors of our portfolio. The big disappointment of the year occurred in our run-off book of direct corporate guarantees from the 1997/98 period. As I mentioned in last year's letter, in 1998 we had guaranteed the senior debt of an insurance company. Unfortunately, Trenwick America Corporation did default in April on its $75 million in senior notes and MBIA paid the $55 million in principal on the notes that we had insured. The parent company and a number of its related entities have entered bankruptcy. We have been an active participant in the creditors' committee and feel comfortable that a professional team has been retained to handle the claims and reinsurance collections which underlie the assets backing our obligations. Based on the estimates provided by the collection team and their actuaries that we have reviewed, we established a salvage reserve of $45 million and have incurred a $10 million loss. This claim will take three to five years to sort out to see if our estimates are accurate.

The time it takes to sort out the details of some credits that are in remediation can often be quite long, and can involve significant claim payments before ultimate recoveries, even when the recoveries eventually bring the credit back to our no loss objective. As an example, we finally closed the file on Keystone mortgage deals at the end of 2003. At their peak, we had eight deals comprising $1.1 billion in exposure. Over the course of the last four years we have paid (and subsequently recovered) $103 million as the deals wound down to zero exposure without any ultimate loss. While both these cases involve substantially higher payments than we normally see, they clearly demonstrate why we are committed to keeping adequate unallocated loss reserves to cover potential losses in our portfolio.

Another area where we continue to see progress but have experienced continued loss activity is in our extended run-off from the tax lien book of business. We had four different transactions comprising $732 million in exposure at inception, which have now been reduced to $153 million in net exposure against remaining collateral of $260 million. This was our largest area of case incurred loss last year at $44 million, bringing the total on this exposure to date over the past five years to just over $100 million. About half of this year's large increase resulted from settling the last piece of major litigation we had affecting this portfolio. Tax liens continue to be a particularly difficult area to estimate ultimate outcomes, given the limited number of transactions, the enormous length of time it takes to move individual properties through the collection and, also in many cases, the foreclosure processes. With over 840,000 individual liens on around 40,000 different properties, this workout will take several more years to complete.

The CDO area, which had received the greatest attention from outside investors in 2002, both on the long and the short side, performed close to expectations in 2003. As noted above, the dramatic drop in defaults and the tightening spread levels led to improved performance throughout investment grade, non-investment grade and asset-backed CDO transactions. In addition, a significant number of late '90s emerging market CDO transactions have been called due to significant credit improvement. Our 1996-1999

CDO book dropped by 22% to just under $6 billion, with just two credits expecting modest losses and four or five others still being tracked very closely. As expected, the significant level of spread tightening dampened the opportunity to underwrite new transactions and our volume dropped back from the record 2002 level to that of prior years. We expect that net additions to this book in the coming year will remain very modest until conditions change to provide better opportunities.

Our consumer sector benefited from remedial actions taken by a number of auto and credit card issuers. We saw significant improvement in the Providian credit card transactions, with about half the outstanding notes that we have insured being restored to investment grade. Based on current trends we expect this credit should continue to improve in 2004. Metris also has demonstrated improved credit card underwriting, but the significant reduction in new volume has caused a lag in their ability to demonstrate reported credit improvement. As such, we expect that this issuer will remain on our watch list throughout 2004. In the credit card sector, Spiegel remains as the credit we are most actively remediating, with approximately $600 million still outstanding in run-off. Although we feel confident that we won't see a material loss on this transaction now that the servicing has been transferred to an acceptable servicer, we have initiated litigation to protect the interests of ourselves and our reinsurers as this book winds down over the next couple of years.

The auto sector had a quiet year with all of our transactions performing at acceptable levels. The Union Acceptance Corporation run-off continues to keep our remediation staff busy with around $720 million in net par exposure remaining. Servicing with the successor organization is on track with our projections and we should see these transactions completely amortize in the next few years.

The last area of our consumer finance portfolio which warrants discussion involves the manufactured housing sector where we have exposure to mortgages issued and serviced by both Green Tree and Greenpoint. Both organizations have had significant corporate developments over the past couple of years and, in addition, the ongoing difficulties in the manufactured housing sector have led to extremely high severity rates as resale values on repossessed homes continue to be abysmal. While we still have significant loss protection on most of the transactions that we insured, this is the one area of our portfolio which has yet to benefit from low interest rates and a healthier economy. We remain cautiously optimistic that we will not see significant losses on these transactions, but they represent an exposure where we will need to keep a keen eye on all activity.

Despite the enormous fiscal challenges facing the state of California with their statewide budget crises, the overall situation in the California utility sector has improved considerably. After protracted litigation and negotiation, PG&E looks like it will emerge from bankruptcy and regain investment grade status in 2004. This has been paralleled by a rapid improvement in the financial condition of Southern California Edison, which regained investment grade in 2003. These two upgrades should then allow the California ISO, which manages the state electric grid, also to be restored to investment grade. Although we only had to make a few small payments here which were immediately reimbursed, it is good to see this remediation project move behind us.

The remainder of our energy sector saw continued activity as we worked at both the state and federal level to advocate positions to protect utilities that we have insured. Westar Energy has made significant progress in its turnaround plan that was approved by the Kansas Corporation Commission, with significant asset sales occurring in 2003. While the company is not yet upgraded to investment grade, the new CEO has moved quickly to fix the damage done by his predecessor's grandiose diversification scheme. The other large non-investment grade utility that we have been watching closely, Illinois Power, has signed a definitive agreement to be acquired by Ameren, which will also assume its inter-company debt. Assuming this transaction closes, this utility credit should become stable and perform acceptably. We did see enough progress in the energy sector during 2003 to bid on a few new transactions, but were unsuccessful in closing any material new business at our terms and conditions.

Our largest loss to date, AHERF, saw some activity during 2003. We made two interest and principal payments totaling $21 million and received additional salvage of $12 million bringing total salvage to date to $96 million. We expect to make one more major recovery in the next couple of years and then expect that we will call the bonds at their earliest scheduled call dates. The memory of this loss remains fresh in the mind of every underwriter at MBIA and serves as an explicit reminder of the difficulties associated with corporate-like exposures in our health care book.

We made some progress in the litigation with Royal Indemnity over their guarantees of the individual loans made by the Student Finance Corporation. In October, the Delaware District Court granted our motion for summary judgment. As we expected, Royal decided to appeal the judgment but has posted collateral of $370 million and will increase the amount for interest and additional claims while their appeal proceeds. As I noted last year, the American legal system never offers any guarantees but we remain convinced that we will ultimately prevail on the merits of our case to resolve this situation with no ultimate material loss. We expect that we will make about $10 million in payments on the outstanding bonds in 2004.

The airport and aircraft sector remained stable throughout the past year. As we reported earlier in 2003, we did utilize our contractual rights and called a number of US Airway transactions, which were immediately purchased by a third party. This action allowed us to improve our economics by capturing a greater portion of the spread and allowed us to protect our rights in any future restructurings. In addition, we had some remediation activity on two earlier US Airway transactions which involved releasing 21 aircraft and selling another seven. Although these aircraft transactions involve a fair amount of work, both the underlying values and our transaction structures continue to prove adequate to protect us against any material losses. In the related airport sector, negotiations have proved fruitful between the City of New York and the Port Authority of NY and NJ to extend the airport lease at JFK. We expect that this will allow our existing exposure at the International Air Terminal at JFK to be strengthened this year. Our other large domestic airport exposures are all performing at acceptable levels.

As I look back over our credit record of the past five years, I am pleased to see that the overwhelming strength of our stringent underwriting has adequately protected owners' capital. The combination of well structured transactions and active, diligent monitoring and remediation has kept our losses to a minimal level. Given the breadth of our book spanning almost 30 years of public finance underwriting and 15 years of structured finance enhancements, we are pleased to have seen only 66 transactions incur any loss at all, with five transactions (two hospitals, three tax liens) causing 75% of the $460 million loss we have incurred through our history. This is a record which demonstrates that, although we strive for perfection, we are not perfect in our underwriting and can never forget the importance of our responsibility to underwrite each and every transaction to a no loss standard.

Our asset management business had a better year in 2003. As we had expected, first half comparisons were tough but the year finished strong in contrast to 2002 and the team made the Chairman's forecast of last year accurate with 2003 operating profits finishing slightly ahead of the prior year. Unfortunately, for the third year in a row equity assets under management shrank, dampening the super performance we recorded on the fixed-income side of the house. Given the momentum we now have in the fixed-income sector, we expect that we will again see assets under management, and profits, increase at a double digit rate in the coming year. Thacher Brown and his associates have done a fine job in reorganizing the fixed-income operations to position it for future global growth and have also kept expenses in check to maintain margins at an acceptable level. We were very pleased with the results of this division in 2003.

Our small municipal services business recorded a modest profit for the second consecutive year. Also as noted above, we continue to see the run-off team at Capital Asset have another good year in winding down the tax lien portfolio.

In looking at our overall results in 2003, I am very satisfied with how we were able to deploy and protect your capital. Our improved portfolio, strong balance sheet, growth in book value and well priced, high quality new business position us well for the next few years. I would be remiss in not noting my one disappointment in 2003 which was the increase we saw in insurance operating expenses. Despite keeping our headcount flat yet again with year-end 1999 levels and managing our payroll at a five-year compound growth of 2% per annum, we did see a significant increase well above our long-term objective of 5-7% growth. While there were a number of one-time adjustments (I hate that phrase), we do not expect to see a reoccurrence in the future and expect our expenses to fall back into line with our 5-7% objective.

Consistent with the guideline I provided last year, new option grants totaled 1.4 million in 2003, just less than 1% of shares outstanding. We are watching the ongoing debate on the role of options in executive compensation with great interest and are reviewing possible alternatives to improve further the alignment of our performance-based variable compensation going forward. At MBIA, we have used a combination of annual cash bonus, restricted stock, stock options and change in modified book value (MBV) awards to provide variable compensation based on individual and company performance. Through the use of ownership requirements and guidelines on exercising options and holding periods post vesting for restricted stock, we have indeed created alignment between our executives and our shareholders, but we do feel that better alternatives could well emerge in the next few years. As noted in our proxy materials, the compensation committee of your board has now developed an alternative to stock options which captures some of the blended characteristics of our existing restricted stock, stock option and MBV awards. This new award of MBV Restricted Stock will vest pro-rata at the end of five years based on achievement of compound growth in book value. The first award of this type was granted to me based on 2003 performance and will be measured over the 2004-2008 period. We would be interested in your comments on this design as a substitute for stock options going forward.

Our ongoing commitment to a strong balance sheet has served us well over the past year as the financial guarantee reinsurance marketplace experienced severe dislocation with virtually every market provider experiencing rating agency downgrades. We have established an alternate facility (located as you might expect in tax friendly Bermuda) with some world class partners and expect to have no limits on our ability to grow our book of business at appropriate times when conditions allow. We expect that with these capital adjustments behind us, we should be able to move our ROE up modestly closer to our 15% long-term objective since we can more closely hone and forecast our future capital requirements. You will note in our financial statements that we purchased 1.9 million shares back in 2003 compared to the 4.2 million purchased in 2002. With only 1.7 million shares remaining in the stock authorization, the board will review the authorization during 2004. At the same time, I also expect we will provide better guidance on our approach to shareholder dividends.

2003 marked my fifth year at the helm at MBIA. Consistent with your board of directors' objective to have both a capable management team in place and on the bench, we agreed that 2004 would be a good year for making some changes in people and responsibilities. On January 1st, Bob Wheeler turned over the Information Technology responsibilities to Andrea Randolph. Bob joined us just four years ago with a dual objective to bring our technology support into the 21st century and to identify and train a successor. Having now accomplished his mission, Bob will retire and relocate back home to California.

The second change will occur April 1st when Dick Weill turns over his primary responsibilities for Insured Portfolio Management (MBIA code name for credit surveillance) to a brand new member of the MBIA team, Mitch Sonkin. Mitch joins us from a law firm and has had extensive experience working with the MBIA team on a large number of transactions over the past several years. Dick has been part of the MBIA family since the inception of the municipal financial guarantee concept over 30 years ago. Having counseled MBIA management from the outside through a couple of decades, Dick finally became an employee in 1989 and rose through the executive ranks to President in 1994. I convinced Dick to alter his retirement plans when I first joined, and he agreed to stay on for a year or so. Despite my strong powers of persuasion which convinced him to extend his tour for five years, Dick finally felt that the time had come to move on to another chapter in his life. All of our long-term shareholders and most of our new ones know of Dick's enormous contributions to MBIA and I am certain you will miss him as much as I will. Hopefully we can still persuade him from time to time to assist Mitch and the team on a few remediations.

The third change will occur in the next few months when your Chief Financial Officer Neil Budnick will return to insurance operations as head of new business. Neil came over from new business in 1998 to take on responsibilities for Finance and Information Technology. This six-year assignment has deepened Neil's understanding of the entire MBIA organization and its key financial strategies and will serve us well as he leads our domestic and international new business teams in careful deployment of the firm's capital.

The last change will occur in May when your board of directors has indicated it will elect Gary Dunton to the additional post of Chief Executive Officer. Gary joined MBIA at the beginning of 1998 and became President and Chief Operating Officer in 1999. Gary and I first met in 1985, when MBIA initiated the transformation from an association to a separately capitalized underwriting company, and then competed against each other for fifteen years in rival property casualty organizations. Having worked with Gary as a partner for the last five years, I am very pleased that the board agrees that he is now fully prepared for these additional responsibilities as your CEO.

Consistent with our approach to make executive management transitions a smooth process, the board has asked that I continue to serve as executive Chairman of your board which I will do with great enthusiasm. David Clapp will continue to serve as lead outside director to maintain MBIA's firm commitment to appropriate corporate governance.

While change at any corporation is inevitable, the core foundation principles which have allowed MBIA to commit your capital in a rigorous, credit focused, risk taking enterprise over three decades will remain intact. Gary and I are excited about your company's prospects over the next few years as we adjust our roles to provide consistent leadership in our challenging markets. I have enjoyed my assignment as your CEO and look forward to continuing to make a contribution as your Chairman.



Joseph W. Brown
Chairman and Chief Executive Officer
March 1, 2004

"Familiar things happen, and mankind does not bother about them. It requires a very unusual mind to undertake the analysis of the obvious."

Two major institutional investors, representing both global fixed-income and equity audiences, sat down with Gary Dunton, MBIA's President and Chief Operating Officer, in February 2004 to discuss issues important to them and to their clients.

QUESTION 1: *Competition in your industry seems to be getting more intense by the day. How does MBIA plan to grow without cutting price?*

GARY DUNTON: Let's start with who our competitors are. Our most potent competitor is the uninsured capital market. When there is fear or the perception of risk in the market, as there has been over the past few years, insurance penetration rates go up. When greed or the lack of perceived risk dominates the market, insurance penetration rates are lower.

In some instances, banks are competitors on the private finance initiatives, especially in Europe, where we are as likely to lose a public finance deal to a bank as we are to the uninsured market or a monoline. Banks in Europe – less so in other parts of the world – still lend for 25 to 30 years.



Obviously the monolines are competitors, as well as several multiline insurers, even though multilines have, in large part, withdrawn from the market over the last couple of years due to worse than anticipated results.

To further expand on the monolines, there's no question that the growth and returns that we've recognized as an industry have brought new competitors to the forefront. In addition to the traditional players, there are the newly reinvigorated FGIC, the newly created XL and CIFG, as well as the ACE spin-off, Radian and ACA around the edges. Now we hear Depfa plans to start a company.

A couple of these are essentially start-ups that are not yet a serious competitive threat to us. The problem with start-ups is that they don't have competitive trading levels, and issuers and investors aren't sure if they have the expertise or the staying power to be in the business. Other competitors will be hampered by their lower ratings.

But, make no mistake about it, increased competition is a challenge for all the industry players. As a result of many players seeking early growth as proof of concept, we expect our top line growth to slow over the next few years relative to the past three years. However, over the long term, we see strong growth potential as worldwide insurance penetration is currently low.

How do we respond? Not by wholesale price cuts or by reducing our underwriting standards. Instead, we will use all the tools that MBIA has – our reputation, knowledge, expertise and capacity – to deal with the challenge of increasing competition. Sometimes the best response is to pick up your marbles and wait for a better day.

There have been many examples in the six years I've been with MBIA where we have walked away from a sector because the pricing or the structures didn't meet our criteria.

A good example of this was in 1999, just after the Allegheny Health, Education and Research Foundation (AHERF) loss on the health care side. We were determined not to write health care business the way we used to. We wanted mortgages, we wanted covenants, and we wanted higher pricing. And for six to nine months, I don't think we wrote a single health care deal, after having had a

Revenue Sources 2003*

A: Global Credit Enhancement 70%
B: Asset Management 24%
C: Other 6%

* Excludes unrealized gains on derivative instruments and foreign exchange.



C
B
A

dominant share of that market. There were competitors that were happy for a time to replace our capacity. We were told by several industry participants that our tough position would hurt our long-term standing in the market. It did not work out that way. By the end of that year, we were getting higher-rated credits, the covenants and mortgages we needed, and our pricing had gone up very considerably. That is one of the advantages of an industry that has only limited capacity. You sometimes need to just put a stake in the ground, and ultimately the market regains its sanity.

On the more positive side, one of our key strengths is our ability to execute successfully. Much of the money in our business is made from a relatively small number of large and/or complex transactions. They take time, skill and human and capital resources to execute successfully. And issuers want to know that the deal will be closed on time and on budget. We sell that assurance. Once we agree to insure a transaction, there's a high level of certainty that the deal will be executed as agreed.

We have the largest balance sheet in the industry, so we have the most capacity. Additionally, highly rated reinsurance capacity available to us is increasing. Many issuers don't want to break a transaction into multiple pieces and deal with multiple insurance companies. We have the largest, most experienced and innovative staff in the business. We have geographical coverage that spans the globe. And beyond the ability to execute, we have the willingness to field our team at the drop of a hat to work on a new opportunity.

Bottom line, notwithstanding all our strengths, we are abundantly aware that it is a more competitive world out there and we will need to continually strengthen our franchise, while exercising both pricing and underwriting discipline.

QUESTION 2: *Do you plan to expand into other products for guarantees such as project finance, shipping, single-name bonds, loans, or other areas? We've seen other insurers moving outside of the normal ABS/municipal finance-type deals.*

GARY: It is difficult to define what is "normal" these days with the proliferation of product extensions in both the public finance and structured finance markets. Basically we have a couple of rules about new products. If it's a single-name risk, it has to be public finance or public infrastructure-like. It has to be essential – there has to be some type of "regulated" monopoly associated with it. There has got to be a very strong credit element in terms of the entity's cash flows. And, of course, as with virtually all our deals, it has to be rated investment grade by the rating agencies.

This harkens back to our early days as a municipal finance guarantor, where the essentiality of the issuer or asset was and still is fundamental. When you look at some of the international water or toll road deals we've been insuring recently, even though they are public/private transactions, they have many of the same aspects of traditional public finance deals.

On the ABS side, our belief is that many asset classes can be successfully securitized. The rule here is that the transaction must have several tried and true criteria: namely, the assets have to be homogeneous, and there has to be good historical default information available. We need significant first-loss protection in front of our policy, and typically we have access to excess cash flow if first-loss protection declines materially. In addition, we need to have good title to the assets, the asset pool needs to have a high level of diversity (be granular), and we have to be able to structure it using a bankruptcy remote vehicle so we can get ownership in the event that there is an insolvency. Finally, we need a capable


Financial Guarantee Premium Sources 2002/2003
A: US Public Finance
B: Non-US Public Finance
C: US Structured Finance
D: Non-US Structured Finance
2002
2003
A 38%
B 17%
C 32%
D 13%
A 39%
B 25%
C 20%
D 16%

seller/servicer. Assuming all these elements are present, you can secure receivables from equipment leases, home equity mortgages, intellectual property and auto loans, to name but a few asset classes.

The expertise we gain from underwriting transactions that meet these provisions is applied to new opportunities we consider. But traditional project finance where there's significant demand risk or single-name corporate exposures? No thanks.

QUESTION 3: *Can you talk about what is driving the growth that we're seeing in international business? How dependent is it on the development of the capital markets?*

GARY: We are looking at several favorable macro trends that should support growth in international markets over the next several years. Key to this growth is, of course, the globalization of capital markets.

As we look at Europe, we're seeing an additional phenomenon: the disintermediation of banks. It's inevitable. Capital markets are more efficient. They are more transparent. They are more liquid. Banks all around the world have lost business to some extent to the capital markets. A lot of our business in Europe comes from banks that are looking either for capital relief or regulatory relief. They don't always need the liquidity, so many of their transactions are done on a synthetic basis. Like many issuers, they are trying to use the capital markets to reduce their cost of capital.

We're also seeing a lot of privatization of key infrastructure projects around the world, particularly in Europe. It could be a toll road or it could be a utility, such as a telecom, gas, electric or water utility. A lot of governments seem to recognize that they can finance and manage these utilities and infrastructure projects together with the private sector more effectively and efficiently than they can on their own. Private sector entities can raise capital on their own and they are just more efficient.

There has been a lot of business in the UK alone. Collectively as an industry, we're looking at hundreds of millions of dollars in premiums just this year in UK infrastructure projects. However, our opportunities extend much further, including France, Italy, Spain, Germany, the Czech Republic, Poland, Hungary, Australia, Japan and Latin America. For example, there are unfunded pension liabilities in Italy and Germany, in particular. With the graying of their populations, these pension funds need to fund themselves. They need to buy assets, and the assets they buy will be fixed-income securities. They're going to want insurance on those securities because they're not used to taking or assessing or weighing credit risks, especially in cross-border transactions.

It is safe to say the demand for our product in the international markets, certainly for the next three to five years, is extremely promising.

QUESTION 4: *Can you talk a bit about how you use reinsurance, and if you have any thoughts on how to expand the reinsurance market?*

GARY: In the early days when we were relatively capital constrained, MBIA used reinsurance as a cost effective source of capital. During these early growth years, we liked to work our capital very efficiently. If the rating agency models said you needed a hundred dollars of capital, we were happy with a hundred dollars and fifty cents. Many of our reinsurers were newly created monolines set up exclusively to reinsure the primary financial guarantors. The terms were right and all of our reinsurance partners were rated Triple-A, so we received 100% capital credit.


Claims-Paying Resources
($ millions)
99
00
01
02
03
8,539
9,140
10,087
11,015
12,639


Operating ROE
99
00
01
02
03
13.1%
12.9%
13.3%
13.2%
13.1%

Today, it is a materially different story. First, as a result of the significantly increased pricing we have been able to effect, we are now in the position of having more capital than the business needs to grow at historical levels. So we no longer need reinsurance as a source of capital. Second, we are seeing larger, more complex transactions and significant levels of repeat business from several seller/servicers, all of which pose an issue with respect to retained concentration limits. Thus reinsurance is needed for risk management reasons, rather than capital relief. And third, many of our reinsurers have been downgraded and therefore we are receiving less than 100% capital credit.

As a result, we refined our strategy, especially with respect to risk management. Elements of this strategy include the investment in an existing Triple-A-rated reinsurer, RAM Re, and the formation of Channel Re. Together, they account for 50% of our reinsurance capacity. We are looking at the industry-wide opportunity/need to syndicate deals with other monolines, as none of us has the capacity to individually underwrite and retain every transaction we see.

We are also being more thoughtful in terms of developing our soft capital capabilities. Years ago much of the industry soft capital consisted of excess of loss arrangements with banks and other financial institutions. Rating and pricing pressures have reduced this capacity materially. We have therefore turned to facilities that are prefunded, like Money Market Committed Preferred Custodial Trust securities, where the funds are available to us whenever we want to use them and where we receive 100% capital credit. And we have worked to develop a capital market reinsurance mechanism for a particular book of our business where real risk transfer was funded in the capital markets. We got real close to executing it last year, but quality spreads compressed too much and we missed our opportunity. Stay tuned.

QUESTION 5: *MBIA management has described increases in ROE as among the most challenging of its financial goals because of the "problem" of too much equity. What is the key to meeting your goals?*

GARY: At 13+%, our operating ROE reflects more about how Jay and I want to manage this business than the underlying economics of the business. As you've heard in our conference calls over the last five years, the internal rate of return on the business written during this time has been well in excess of 15%. If we had not let our capital cushion grow beyond what is needed for our Triple-A ratings, and if we had not chosen to manage our business conservatively, we would indeed be a lot closer to the 15% level than we are currently.

First of all, we wanted to build excess capital several years ago as we perceived there would be turbulence in the economy. We are largely through this now – we hope – and it appears that we're entering into what will probably be a couple of good years from the standpoint of the improving economy and the strong performance of our back book.

Secondly, we decided when we came to the company in the late 1990s that we would focus more on the balance sheet than the income statement. Although pricing and the profitability of our book is up dramatically, we chose certain accounting and business management conventions that, while strengthening our balance sheet and economic capital position, hurt our reported results. These actions included not pushing for top line growth when we were uncomfortable with the pricing or quality of a deal or sector, and our conservative loss reserving policy. Other areas included our decision to shorten the duration of our investment portfolio, our decision last year to adopt the full expensing of option

Credit Quality Distribution - Business Written 2003

A: AAA 22%
B: AA 27%
C: A 32%
D: BBB 19%
E: <BBB 0%


D
A
C
B

grants, and our decision a few years ago to invest in the development of the only non-rating agency comprehensive capital adequacy model in the industry – to name a few. All of these discretionary decisions had short-term negative impacts to our earnings and thus ROE results.

So yes, we are conservative, and that is not going to change in terms of how we manage the business. What options do we have then to increase our ROE without changing the way we manage our business? The usual suspects: share buybacks, dividend increases, faster top line growth and accretive acquisitions.

We have repurchased 9.5 million shares of our stock over the last four years and will continue to do so, as and when it makes sense. We have continued to increase our dividend as our earnings have grown. Our dividend policy has been to maintain a payout ratio in the mid-teens to 20%. And we will continue to grow our dividends at least as fast as our earnings. We have grown our top line as fast as we could, given our unwillingness to compromise on our underwriting and pricing standards. We could try to grow the business faster than our target of 12 to 15%, but we really believe it is difficult to manage more than 12 to 15% growth in this industry over the long term.

And finally, we could make an acquisition. Frankly, our track record isn't excellent here, but then, most companies' track record of acquisitions is pretty dismal. We have a very defined spot in the world – credit risk management for the public and structured finance sectors – that we've been able to expand on. And this focus allows us to navigate with clear vision, as opposed to wasting energy trying to acclimate other business lines and corporate cultures. But as they say, never say never.

So, I'm going to leave the question unanswered for the time being. We're going to have excess capital. We are going to manage conservatively. Our ROE will increase over the upcoming years – but it will take some time.

QUESTION 6: *Could you talk a little bit about your underwriting philosophy?*

GARY: No loss underwriting is our number one critical success factor. We are very, very serious about it. If you're a student of the insurance industry – whether it's life insurance or property casualty insurance or credit insurance or suretyship or financial guarantee – if you don't underwrite properly, you're not going to last very long. It doesn't matter how well you manage your capital, settle claims or even price your products. You will not thrive, and more than likely, you will not survive without quality underwriting.

MBIA's commitment to rigorous underwriting starts with Jay and me and permeates the whole organization. We get involved with every single major underwriting decision in the company. We review and vote on over a hundred deals each year. It probably takes up to a third of our time in any given month. If there is one area of the firm where we may be a bit guilty of micromanagement, it is with risk selection.

Another dimension of our underwriting philosophy is our team approach to the underwriting process. For all non-routine transactions, the team includes members of underwriting, new business, surveillance and senior management – one person, one vote. All members of our senior-most underwriting committee have the ability to veto any deal they are uncomfortable with despite the votes of others. I should note that all underwriting meetings are open to any MBIA employee who wants to attend – not as a voter, but as an observer/student. Sometimes we get quite a crowd when something interesting is being presented.

Credit Quality Distribution - Net Par Outstanding 2003

A: AAA 19%
B: AA 23%
C: A 36%
D: BBB 20%
E: <BBB 2%



E
A
D
B
C

Anecdotally, the transactions companies are most cautious with – the new deals – aren't where you have losses. It's the stuff you are comfortable with and you take for granted. However, most of the new opportunities we see are not really "new." They are a variation on a theme. An example of this occurred when we went over to the UK a few years ago to look at the privatization of the Welsh water system. We had a lot of expertise with water utilities in the US – we've insured tens of billions of dollars of municipal water systems. They are essential. They are a monopoly. You can't have competing water systems and wastewater removal systems in a particular area. And they tend to be government regulated in terms of rates and clean air and water quality standards.

As part of our standard underwriting process, we assign a team to the transaction and then do an incredible amount of due diligence. We meet with the issuer's management team. We research the history of the water utilities industry in the country, and where it's been over the last 15 or 20 years. We meet with the regulators in the UK and find out that water is regulated at the national level, not regionally. You find out that they understand that the utility needs to maintain access to the capital markets so the rating/pricing regime will be reasonable. You get senior management involved. Sometimes you hire experts if there's some nuance associated with a transaction you are not familiar with. And then go in small, if you can. The same is true with many other sectors such as airports, toll roads and other vital infrastructure projects. And importantly, you learn from your and others' mistakes.

The same tends to be true with structured finance. We learned that you've got to be very careful with new asset classes. They give you new opportunities, the pricing and structures appear to be good early on, but you can't load up with that which is unfamiliar. You absolutely have to pace yourself. And it's a challenge.

After the transaction has closed, there is a handoff to our surveillance department. They actively monitor actual results against modeled results and get involved with the issuer, if and when a problematic trend develops. Importantly, anything we learn on the surveillance side is quickly shared with our underwriting and new business people.

QUESTION 7: *What's happening in your asset management business? Where do you see it going?*

GARY: While we have seen a retrenching of our equity management business, our fixed-income business has truly been a successful evolution for us. It has worked out well for a couple of reasons. First, we have an existing customer base that we can effectively cross sell to. And second, in addition to having a common client base that we understand and have excellent relationships with, this business leverages our core competency – credit risk management – just like our insurance business. So the mindset, transactional analysis and discipline are really similar between the insurance people and our asset management people.

We started out managing our own portfolio. All fixed-income, all investment grade, safe as can be, because that was one of the stipulations for us to receive and maintain our Triple-A ratings. We then discovered that school districts and municipalities have operating cash balances that they'd like to have managed. They don't always love their banks, so we put together some pools in a variety of states. That's a $10-$11 billion business for us. It's not a terribly high-margin business, but our clients love our service.


Ending Assets Under Management
($ billions)
2002
A: Fixed-Income $30.3
B: Equities $ 4.6
2003
A: Fixed-Income $34.4
B: Equities $ 3.1
2002
2003
A
B
A
B
Total $34.9
Total $37.5

We then branched out into investment agreements and guaranteed investment contracts, where we manage bond proceeds from a municipal bond issue. We guarantee the issuer a fixed return, and they give us a deposit, which we reinvest. We make the arbitrage spread. We've done this business now for ten years, and we're a dominant player in this marketplace.

We branched off again into third-party discretionary management with municipalities and school districts, where they deposit longer-term fund balances with us. We've done a bond fund where we manage tax-exempt municipal bonds for the retail buyer. And retail investors know MBIA because we insure hundreds of billions of dollars of bonds that they hold. We manage a fair amount of funds for other insurance/reinsurance companies, and we are the manager of several CDOs.

These are the kinds of programs we've initiated to get our fixed-income balances into the mid-$30 billion range. It's over $100 million of revenue, and it's a completely natural extension of our core business, completely complementary. We fully expect this business to continue to grow nicely.

QUESTION 8: *What have been the most significant changes in the industry over the past five years, and what do you think are the trends going forward?*

GARY: I do have a "top 10" list. I think it's fun to look back and analyze the big changes, and think about whether they will continue to be significant or will we have a totally different list when we sit here five years from now?

Without question, the first big change is the growth of our international business. It wasn't that long ago when 3% of our par insured as an industry was from international business. Now international volume has become a huge growth business for everybody concerned.

A second trend – and no one would have believed this to be possible – is on a risk-adjusted basis, pricing in the industry has doubled – *doubled* – domestically over the past five years. We played a big part in this trend when, in late 1998, we just said no to inadequate pricing. It clearly will not double again, but we would be very happy just to lock in the gains made over the past five years.

The third big change is the dramatic decline in the monoline reinsurance market. You could argue that it's good for the bigger players in our industry because reinsurance levels the playing field for smaller companies. But I am unconvinced. As I said before, I think everybody is going to have to change the way they do business, including MBIA. I think everybody is going to have to change the way they use reinsurance.

Number four is that transactions with large premiums now dominate premium production in the industry. There are a number of deals every year where the upfront or the net present value of installment premiums is over $50 million. There are even a small handful each year where it's over $100 million. This used to be unheard of. It makes losing one of these transactions very painful.

Number five is the corrosive effect of fraud risk in the capital markets. An interesting statistic – we've had 66 losses in our history out of about 90,000 transactions and incurred losses of $460 million on $1.6 trillion of debt service. Of those 66 losses, approximately 90% of the dollars were lost due to outright, blatant fraud. It was either fraud in the inducement or through a cooked-up scheme afterwards when things started going wrong. The auditors didn't catch it.

The investment bankers didn't catch it. All too often, the board of directors did not catch it. No one caught it, including us. Today, we factor fraud risk into our underwriting process as a matter of course.

The sixth item is the uncertainty of worldwide terrorism. After 9/11, the industry took a very large step back to evaluate its entire book of business to see what sectors are most susceptible to terrorism, including airports, aircraft, and many types of real estate exposure, to name a few. We looked at insurance coverages, cash flows and how quickly the business would get back up to speed. We looked at how much the travel industry would decline in order for, let's say, a major airport not to be able to make its coverage ratios. We modeled much of our book against our terrorism criteria. As an industry, it has become a new and important underwriting criterion.

The seventh issue is related to the credit implications associated with derivative instruments. There are events of default outside the timely non-payment of principal and interest, such as bankruptcy and modified restructuring language. As a result of this greater level of primarily liquidity risk, we as an industry have limited our involvement to insuring only very highly rated transactions – typically those tranches already rated above Triple-A – where the likelihood of losses is very remote.

The eighth biggest change in our industry recently is that there is greater sensitivity now for individual monoline name capacity exposure among fixed-income investors. MBIA is certainly doing its part through the communication and educational efforts of our dedicated Fixed-Income Investor Relations Department, which spends a large portion of its time traveling and discussing this issue with investors. The industry as a whole is experiencing increased understanding and acceptance of the protection that a monoline guarantee affords.

Number nine is the number of new or expanded competitors in our marketplace. While many of the multiline competitors have exited the business (at least for now), several new monoline or monoline-like competitors have entered into the fray. Prediction: it is tougher to succeed in this business than it looks, and five years from now there will be fewer effective competitors than we currently think.

Number ten is the prevalence of private finance initiatives and public/private partnerships for key infrastructure projects and the very complex structuring that these deals entail. These transactions have become much more structured finance-like. We've needed to take experts from our public finance and structured finance groups and put them together on deals because there are elements of both in the structure. And so many transactions now require effective and expanded teamwork - product, sector, geographic, underwriting and surveillance expertise.

Board of Directors

JOSEPH W. BROWN (55) Mr. Brown joined MBIA as chief executive officer in January 1999 and became chairman of the board in May 1999. Prior to that, he was chairman of Talegen Holdings, Inc. from 1992 through 1998. Prior to joining Talegen, Mr. Brown had been with Fireman's Fund Insurance Companies as president and chief executive officer. Mr. Brown has served as a director of MBIA since 1990 and previously served as a director from December of 1986 through May of 1989. Mr. Brown also serves as a director of Oxford Health Plans, Inc. and Safeco Corporation.

C. EDWARD CHAPLIN (47) Mr. Chaplin is senior vice president and treasurer of Prudential Financial Inc., responsible for Prudential's capital and liquidity management, corporate finance, and banking and cash management. Mr. Chaplin is also the chairman of the Financial Controls Committee at Prudential, a management group supervising capital commitments, balance sheet and legal entity structure, and a member of the Investment Oversight Committee of Prudential's pension plans. Mr. Chaplin has been with Prudential since 1983 and is a member of the board of trustees of Newark School of the Arts as well as a board member and treasurer of the Executive Leadership Council, a business group promoting workplace diversity. Mr. Chaplin joined the MBIA board at the end of 2002.

DAVID C. CLAPP (66) Mr. Clapp retired as a general partner of Goldman, Sachs & Co. in 1994. From 1990 until late 1994, he was partner-in-charge of the Municipal Bond Department at Goldman, Sachs & Co. Mr. Clapp is a member of the boards of the Hazelden Foundation, Kent School, Scenic Hudson Inc. and Bard College. He is past chairman of the Municipal Securities Rulemaking Board, chairman emeritus of the board of trustees of the Museum of the City of New York and chair of the New York Arthritis Foundation. Mr. Clapp has served as a director of MBIA since 1994.

GARY C. DUNTON (48) Mr. Dunton, who joined MBIA in early 1998, is president and chief operating officer of the Company. Prior to joining MBIA, he was president of the Family and Business Insurance Group, USF&G Insurance, with which he had been associated since 1992. Prior to joining USF&G, he was responsible for Aetna Life & Casualty Standard Commercial Lines business. Mr. Dunton has been on the MBIA board since 1996. Mr. Dunton currently serves as a director of OfficeTiger B.V., an online support services company.



Daniel P. Kearney

CLAIRE L. GAUDIANI (59) Dr. Gaudiani is a senior research scholar at Yale Law School where she recently completed her seventh book, *The Greater Good: How Philanthropy Drives the American Economy and Can Save Capitalism.* From 1988 until June 2001, Dr. Gaudiani was president of Connecticut College. Dr. Gaudiani has also been president and CEO of the New London Development Corporation since 1997 and continues on that board. She also serves as a director of the Henry Luce Foundation Inc. and is on the advisory council of Connecticut Legal Services. She has been a director of MBIA since being elected at the 1992 annual meeting.



Freda S. Johnson

FREDA S. JOHNSON (56) Ms. Johnson is president of Government Finance Associates, Inc., a firm that she has been associated with since late 1990. She served as executive vice president and executive director of the Public Finance Department of Moody's Investors Service, Inc. from 1979 to 1990. Ms. Johnson is a past member of the National Association of State Auditors, Comptrollers and Treasurers' National Advisory Board on State and Local Government Secondary Market Disclosure and a past member of the corporate advisory board of Queens College. She is also a past director of the National Association of Independent Public Finance Advisors and was a member of the Municipal Securities Rulemaking Board's MSIL Committee on Dissemination of Disclosure Information. Ms. Johnson has served on MBIA's board of directors since 1990.



James A. Lebenthal

DANIEL P. KEARNEY (64) Mr. Kearney, currently a financial consultant, retired as executive vice president of Aetna Inc. in February 1998. Prior to joining Aetna in 1991, he served as president and chief executive officer of the Resolution Trust Corporation Oversight Board from 1989 to 1991. From 1988 to 1989, Mr. Kearney was a principal at Aldrich, Eastman & Waltch, Inc., a pension fund advisor. Mr. Kearney was a managing director at Salomon Brothers Inc. in charge of the Mortgage Finance and Real Estate Finance departments from 1977 to 1988. He serves as a director of Fiserv, Inc., MGIC Investors Corporation, Great Lakes REIT and the Joyce Foundation. Mr. Kearney has served on MBIA's board of directors since being elected at the 1992 annual meeting.

JAMES A. LEBENTHAL (75) Mr. Lebenthal is chairman emeritus of Lebenthal, a division of Advest, Inc., member of MONY Group, which acquired Lebenthal & Co. in 2001. He served as chairman from 1978 through 2001 and as president from 1986 to 1988 and April to June of 1995. He serves on the board of directors of the Museum of the City of New York. Mr. Lebenthal has been a director of MBIA since August of 1988.

JOHN A. ROLLS (62) Mr. Rolls has been president and chief executive officer of Thermion Systems International since 1996. From 1992 until 1996, he was president and chief executive officer of Deutsche Bank North America. Prior to joining Deutsche Bank, he served as executive vice president, CFO of United Technologies and senior vice president, CFO of RCA. He is a director of Bowater, Inc., Fuel Cell Energy, Inc. and Thermion. Mr. Rolls joined MBIA's board in 1995.

The Board of Directors and its Committees

The board of directors supervises the overall affairs of the Company. To assist it in carrying out these responsibilities, the board has delegated authority to six committees, described below. The board of directors met six times during 2003. One director did not attend one meeting of the board, and one other director did not attend one committee meeting on which he served. Otherwise, all directors standing for reelection attended all of the board meetings and meetings of committees on which they served.

Board Committees

THE EXECUTIVE COMMITTEE, which at year-end consisted of Messrs. Brown (chairperson), Clapp, Kearney and Rolls, did not meet in 2003. The Executive Committee is authorized to exercise powers of the board during intervals between board meetings, subject to limitations set forth in the by-laws of the Company.

THE FINANCE COMMITTEE, which at year-end consisted of Messrs. Chaplin, Clapp, Dunton and Rolls (chairperson), met twice during 2003. This committee approves and monitors the Company's investment policies, activities and portfolio holdings, and reviews investment performance and asset allocation.

THE RISK OVERSIGHT COMMITTEE, which at year-end consisted of Messrs. Clapp, Dunton and Kearney (chairperson), met three times during 2003. This committee monitors the underwriting process to ensure compliance with guidelines, and reviews proposed changes to underwriting policy and guidelines. It also reviews proposals to develop new product lines, which are outside the scope of existing businesses.

THE COMPENSATION AND ORGANIZATION COMMITTEE, which at year-end consisted of Mr. Clapp (chairperson), Dr. Gaudiani, and Messrs. Kearney and Rolls, met three times during 2003. This committee reviews and approves overall policy with respect to compensation matters. Every year, the committee reviews the performance of the chairman and makes recommendations to the board on the chairman's compensation. The committee approves senior officer compensation and reviews significant organizational changes and executive succession planning.

THE AUDIT COMMITTEE, which at year-end consisted of Ms. Johnson (chairperson), and Messrs. Chaplin, Lebenthal and Rolls, met five times during 2003. It reviews the Company's annual and quarterly financial statements, reviews the reports of the Company's independent auditor and the performance of those auditors. The committee also reviews the qualifications of the Company's Internal Audit Department.

THE NOMINATING/CORPORATE GOVERNANCE COMMITTEE, which at year-end consisted of Dr. Gaudiani (chairperson), Mr. Kearney and Ms. Johnson, met three times during 2003. This committee makes recommendations to the board on director nominees and on the size and composition of the board. It also recommends guidelines and criteria for the selection of nominees. In 2001, the Committee on Directors and the board of directors adopted the "MBIA Inc. Corporate Governance Practices," which established corporate governance guidelines and principles with respect to the role of the board of directors, meetings of the board of directors, board structure and committees of the board. The MBIA Inc. Corporate Governance Practices are available on the MBIA Web site: www.mbia.com.



Claire L. Gaudiani



David C. Clapp



John A. Rolls



C. Edward Chaplin

MBIA Inc.

Joseph W. Brown*
Chairman
Chief Executive Officer

Neil G. Budnick*
Vice President
Chief Financial Officer

John B. Caouette*
Vice President
Head of International

Gary C. Dunton*
President
Chief Operating Officer

Douglas C. Hamilton
Asst. Vice President
Controller

John S. Pizzarelli*
Vice President
Head of Public Finance

Andrea E. Randolph*
Vice President
Chief Technology Officer

Joseph L. Sevely
Asst. Vice President
Treasurer

Kevin D. Silva*
Vice President
Chief Administrative Officer

Richard L. Weill*
Vice President
Secretary

Ram D. Wertheim*
Vice President
General Counsel

Ruth M. Whaley*
Vice President
Chief Risk Officer

Mark S. Zucker*
Vice President
Head of Structured Finance

* *Members of the Executive Policy Committee*

Senior Officers MBIA Insurance Corp.

Dinah E. Bellis
Managing Director

Beth E. Berman
Managing Director

Carol K. Blair
Managing Director

Martin A. Braunstein
Managing Director

Joseph W. Brown
Chairman

W. Thacher Brown
Managing Director

Neil G. Budnick
Vice Chairman

John B. Caouette
Vice Chairman

Steven C. H. Citron
Managing Director

Steven S. Cooke
Managing Director

Clifford D. Corso
Managing Director
Chief Investment Officer

John D. Dare
Managing Director

Kenneth L. Degen
Managing Director

David H. Dubin
Managing Director

Gary C. Dunton
President

Lori M. Evangel
Managing Director

Carl E. Favelukes
Managing Director

Nicholas Ferreri
Managing Director

Bjorn Flesaker
Managing Director

Barbara J. Flickinger
Managing Director

Sanford M. Goldstein
Managing Director

Stephen C. Halpert
Managing Director

Douglas C. Hamilton
Managing Director

Christopher Jumper
Managing Director

Una M. Kearns
Managing Director

Jane K. Klemmer
Managing Director

Lawrence E. Levitz
Managing Director

John R. Lilly Jr.
Managing Director

J. Paul Mansour
Managing Director

Amy E. Mauer-Litos
Managing Director

Thomas G. McLoughlin
Managing Director

Eugenio Mendoza
Managing Director

Franklin Minerva
Managing Director

Joan Musselbrook
Managing Director

Robert L. Nevin Jr.
Managing Director

John S. Pizzarelli
Managing Director

Andrea E. Randolph
Managing Director

Emmeline Rocha-Sinha
Managing Director

Eric J. Rosensweig
Managing Director

Edward T. Ruddock
Managing Director

Thomas O. Scherer
Managing Director

Joseph L. Sevely
Managing Director

Roger Shields
Managing Director

Kevin D. Silva
Managing Director

Nicholas Sourbis
Managing Director

Karleen C. Strayer
Managing Director

Philip C. Sullivan
Managing Director

Carolyn Tain
Managing Director

Robert Velins
Managing Director

Carl Webb
Managing Director

Christopher E. Weeks
Managing Director

Richard L. Weill
Vice Chairman

Ram D. Wertheim
Managing Director

Ruth M. Whaley
Managing Director

Charles E. Williams
Managing Director

Eric C. Williamson
Managing Director

Mark S. Zucker
Managing Director

Deborah Zurkow
Managing Director

SENIOR OFFICERS
MBIA Inc. Subsidiaries

W. Thacher Brown
President
MBIA Asset Management, LLC

E. Gerard Berrigan
Managing Director
MBIA Capital Management Corp.

Carol K. Blair
Managing Director
MBIA Capital Management Corp.

Clifford D. Corso
President
MBIA Capital Management Corp.

Joseph T. Doyle Jr.
Managing Director
1838 Investment Advisors, LLC

George W. Gephart Jr.
Senior Managing Director
Head of Equity Management
1838 Investment Advisors, LLC

Francie Heller
President
MBIA Municipal Investors Service Corporation

Thomas D. Jordan
Managing Director
MBIA Municipal Investors Service Corporation

Timothy J. McKeon
Managing Director
MBIA Capital Management Corp.

Marc D. Morris
President
MBIA Investment Management Corp.

John H. Springrose
Senior Managing Director
Head of Marketing
1838 Investment Advisors, LLC

Hans van den Berg
Managing Director
1838 Investment Advisors, LLC

Financial Review

Selected Financial and Statistical Data

Dollars in millions except per share amounts	2003	2002	2001
GAAP SUMMARY INCOME STATEMENT DATA:			
Insurance:			
Gross premiums written	$ 1,269	$ 952	$ 865
Premiums earned	733	589	524
Net investment income	438	433	413
Total insurance expenses	239	197	180
Insurance income	991	875	796
Investment management services income	50	49	63
Income before income taxes	1,149	793	791
Net income	814	579	570
Net income per common share:			
Basic	5.67	3.95	3.85
Diluted	5.61	3.92	3.82
GAAP SUMMARY BALANCE SHEET DATA:			
Total investments	27,707	17,095	14,516
Total assets	30,268	18,852	16,200
Deferred premium revenue	3,080	2,755	2,565
Loss and LAE reserves	560	573	518
Investment agreement and medium-term note obligations	8,840	7,231	6,055
Long-term debt	1,022	1,033	805
Shareholders' equity	6,259	5,493	4,783
Book value per share	43.50	37.95	32.24
Dividends declared per common share	0.800	0.680	0.600
STATUTORY SUMMARY DATA:			
Net income	669	618	571
Capital and surplus	3,715	3,158	2,858
Contingency reserve	2,368	2,277	2,082
Capital base	6,083	5,435	4,940
Unearned premium reserve	3,067	2,774	2,607
Present value of installment premiums	2,053	1,300	1,068
Premium reserves	5,120	4,074	3,675
Loss and LAE reserves	200	245	211
Standby line of credit / stop loss	1,236	1,261	1,261
Total claims-paying resources	12,639	11,015	10,087
FINANCIAL RATIOS:			
GAAP			
Loss and LAE ratio	9.9%	10.5%	10.8%
Underwriting expense ratio	22.7	23.0	23.5
Combined ratio	32.6	33.5	34.3
Statutory			
Loss and LAE ratio	9.2	9.4	9.3
Underwriting expense ratio	12.8	16.8	13.4
Combined ratio	22.0	26.2	22.7
NET DEBT SERVICE OUTSTANDING	$ 835,774	$ 781,589	$ 722,408
NET PAR AMOUNT OUTSTANDING	$ 541,026	$ 497,343	$ 452,409



241
244
294
351
425
443
446
524
589
733
94 95 96 97 98 99 00 01 02 03

PREMIUMS EARNED
(dollars in millions)



204
233
265
302
332
359
394
413
433
438
94 95 96 97 98 99 00 01 02 03

NET INVESTMENT INCOME
(dollars in millions)



1.97
2.10
2.41
2.75
2.88
2.13
3.56
3.82
3.92
5.61
94 95 96 97 98 99 00 01 02 03

NET INCOME PER COMMON SHARE: DILUTED
(dollars)

2000	1999	1998	1997	1996	1995	1994
$ 687	$ 625	$ 677	$ 654	$ 535	$ 406	$ 405
446	443	425	351	294	244	241
394	359	332	302	265	233	204
170	315	140	141	117	100	89
698	515	643	530	453	385	360
56	41	29	17	18	11	5
715	388	565	525	448	375	347
529	321	433	406	348	290	270
3.58	2.15	2.91	2.79	2.45	2.14	2.00
3.56	2.13	2.88	2.75	2.41	2.10	1.97
12,233	10,694	10,080	8,908	8,008	6,937	5,069
13,894	12,264	11,826	10,387	9,033	7,671	5,712
2,398	2,311	2,251	2,090	1,854	1,662	1,538
499	467	300	105	72	50	47
4,789	4,513	3,485	3,151	3,259	2,642	1,526
795	689	689	489	389	389	314
4,223	3,513	3,792	3,362	2,761	2,497	1,881
28.59	23.56	25.43	22.73	19.32	18.01	13.95
0.547	0.537	0.527	0.513	0.483	0.437	0.380
544	522	510	404	335	287	229
2,382	2,413	2,290	1,952	1,661	1,469	1,250
2,123	1,739	1,451	1,188	959	788	652
4,505	4,152	3,741	3,140	2,620	2,257	1,902
2,465	2,376	2,324	2,193	1,971	1,768	1,640
886	732	644	537	443	347	249
3,351	3,108	2,968	2,730	2,414	2,115	1,889
209	204	188	15	10	7	22
1,075	1,075	900	900	775	700	650
9,140	8,539	7,797	6,785	5,819	5,079	4,463
11.5%	44.8%	8.2%	9.1%	6.9%	5.6%	3.9%
26.7	26.4	24.7	31.0	32.9	35.2	32.9
38.2	71.2	32.9	40.1	39.8	40.8	36.8
6.2	12.3	8.0	1.2	1.7	0.4	8.7
22.1	23.6	16.8	21.2	22.8	27.2	28.3
28.3	35.9	24.8	22.4	24.5	27.6	37.0
$ 680,878	$ 635,883	$ 595,895	$ 513,736	$ 434,417	$ 359,175	$ 315,340
$ 418,443	$ 384,459	$ 359,472	$ 303,803	$ 252,896	$ 201,326	$ 173,760


5,712
7,671
9,033
10,387
11,826
12,264
13,894
16,200
18,852
30,268
94 95 96 97 98 99 00 01 02 03

Total Assets
(dollars in millions)


13.95
18.01
19.32
22.73
25.43
23.56
28.59
32.24
37.95
43.50
94 95 96 97 98 99 00 01 02 03

Book Value per Share
(dollars)


4,463
5,079
5,819
6,785
7,797
8,539
9,140
10,087
11,015
12,639
94 95 96 97 98 99 00 01 02 03

Total Claims-Paying Resources
(dollars in millions)

Forward-Looking and Cautionary Statements

MBIA Inc. (MBIA or the Company) has made statements in this report that are not historical or current facts and are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believe," "anticipate," "project," "plan," "expect," "intend," "will likely result," "looking forward" or "will continue," and similar expressions identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. MBIA cautions readers not to place undue reliance on any such forward-looking statements, which speak only to their respective dates. The following are some of the factors that could affect the financial performance or could cause actual results to differ materially from estimates contained in or underlying the Company's forward-looking statements:

- fluctuations in the economic, credit, interest rate or foreign currency environment in the United States and abroad;
- the level of activity within the national and international credit markets;
- competitive conditions and pricing levels;
- legislative and regulatory developments;
- technological developments;
- changes in tax laws;
- the effects of mergers, acquisitions and divestitures; and
- uncertainties that have not been identified at this time.

The Company undertakes no obligation to publicly correct or update any forward-looking statement if it later becomes aware that such results are not likely to be achieved.

Overview

MBIA is a leading provider of financial guarantee insurance, investment management services and municipal services to public finance clients and financial institutions around the world. During 2003, the Company continued to grow its global franchise resulting in record levels of business production and reported earnings. MBIA's consistently solid performance is accomplished through its dedication to the foundation principles that guide its operations. They are: Maintain the Strongest Team, which recognizes the Company's commitment to individual and organizational growth as well as its focus on teamwork; No Loss Underwriting, which expresses the pursuit of perfection in the Company's management of credit risk and reflects the Company's core competency; Triple-A Ratings, which the Company seeks to protect at all costs as they are the business platform from which the Company operates; and Enhance Long-Term Shareholder Value, which is the result of disciplined and rigorous adherence to the first three principles.

The Company's insurance operations experienced significant growth in both its United States (U.S.) and non-United States (non-U.S.) operations in 2003. The investment management services operations demonstrated an improving trend in the third and fourth quarters of 2003 resulting from a strong performance in the Company's fixed-income businesses. The Company believes it is well positioned to take advantage of favorable growth prospects both inside and outside of the U.S. in all of its businesses except for the equity component of its investment management business, which has not recovered from turbulence in the U.S. equity markets.

Critical Accounting Estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). The following accounting estimates are viewed by management to be critical because they require significant judgment on the part of management. Financial results could be materially different if alternate methodologies were used or if management modified its assumptions.

Losses and Loss Adjustment Expenses Loss and loss adjustment expense (LAE) reserves are established in an amount equal to the Company's estimate of unallocated losses and identified or case basis reserves, including costs of settlement and other loss mitigation expenses, on obligations it has insured. The unallocated loss and loss adjustment expense reserves and specific case basis reserves are established by the Company's Loss Reserve Committee, which is comprised of members of senior management.

Under the method employed by the Company since 2002, unallocated loss reserves are adjusted on a quarterly basis by using a formula that applies a "loss factor" (determined as set forth below) to the Company's scheduled earned premiums for such quarter. Annually, the Loss Reserve Committee determines the appropriate loss factor for the year based on (i) a loss reserving study that assesses the mix of the Company's insured portfolio and the latest industry data, including historical default and recovery experience, for the relevant sectors of the fixed-income market, (ii) rating agency studies of defaults and (iii) other relevant market factors.

When a case basis reserve is established, MBIA reclassifies the required amount from its unallocated loss reserve to its case basis loss reserve. Therefore, although MBIA accrues an unallocated loss reserve by applying a loss factor to scheduled earned premium, the amount of available unallocated loss reserve is directly related to case basis reserves established in the same period. At the end of each quarter, the Company evaluates the adequacy of the remaining unallocated loss reserve.

MBIA establishes new case basis reserves with respect to an insurance policy when its Loss Reserve Committee determines that (i) a claim has been made or is likely to be made in the future with respect to such policy and (ii) the amount of the ultimate loss that MBIA will incur under such policy can be reasonably estimated. The amount of the case basis reserve with respect to any policy is based on the net present value of the expected ultimate losses and loss adjustment expense payments that the Company expects to pay with respect to such policy, net of expected recoveries under salvage and subrogation rights. The amount of the expected loss is discounted based on a discount rate equal to the actual yield of the Company's fixed-income portfolio at the end of the preceding fiscal quarter. Various variables are taken into account in establishing specific case basis reserves for individual policies that depend primarily on the nature of the underlying insured obligation. These variables include the nature and creditworthiness of the underlying issuer of the insured obligations, whether the obligation is secured or unsecured and the expected recovery rates on the insured obligations, the projected cash flow or market value of any assets that support the insured obligation and the historical and projected loss rates on such assets. Factors that may affect the actual ultimate realized losses for any policy include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral. MBIA believes that reasonably likely changes in any of these factors are not likely to have a material impact on its recorded level of reserves, financial results or financial position, or liquidity.

Although the Company has had an excellent history in estimating its loss reserving needs, its total loss reserves of $560 million represent a small fraction of the net debt service insured of $836 billion. Management believes that the reserves are adequate to cover ultimate net losses; however, because the reserves are based on estimates, there can be no assurance that the ultimate liability will not exceed such estimates. Various methodologies are employed within the financial guarantee industry for loss reserving. Alternate methods may produce different estimates than the method used by the Company.

UPFRONT PREMIUM REVENUE RECOGNITION Upfront premiums are earned in proportion to the expiration of the related risk while installment premiums are earned over each installment period, generally one year or less. Therefore, for transactions in which the premium is received upfront, premium earnings are greater in the earlier periods when there is a higher amount of exposure outstanding. The upfront premiums are apportioned to individual sinking fund payments of a bond issue according to an amortization schedule. After the premiums are allocated to each scheduled sinking fund payment, they are earned on a straight-line basis over the period of that sinking fund payment. When an insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time. If other than U.S. Government securities are placed in escrow, the Company remains contingently liable for the outstanding debt service. Accordingly, deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk of insured bonds and notes.

The effect of the Company's upfront premium earnings policy is to recognize greater levels of upfront premiums in the earlier years of each policy insured, thus matching revenue recognition with exposure to the underlying risk. Recognizing premium revenue on a straight-line basis over the life of each policy without allocating premiums to the sinking fund payments would materially affect the Company's financial results. Premium earnings would be more evenly recorded as revenue throughout the period of risk than under the current method, but the Company does not believe that the straight-line method would appropriately match premiums earned to the Company's exposure to the underlying risk. Therefore, the Company believes its upfront premium earnings methodology is the most appropriate method to recognize its upfront premiums as revenue. The premium earnings methodology used by the Company is similar to that used throughout the industry.

VALUATION OF FINANCIAL INSTRUMENTS The fair market values of financial instruments held or issued by the Company are determined through the use of available market data and widely accepted valuation methods. Market data is retrieved from a variety of third-party data sources for input into the Company's valuation systems. Valuation systems are determined based on the characteristics of transactions and the availability of market data. The fair values of financial assets and liabilities are primarily calculated from quoted dealer market prices. However, dealer market prices may not be available for certain types of contracts that are infrequently purchased and sold. For these contracts, the Company may use alternate methods for determining fair values, such as dealer market quotes for similar contracts or cash flow modeling. Alternate valuation methods generally require management to exercise considerable judgment in the use of estimates and assumptions, and changes to certain factors may produce materially different values. In addition, actual market exchanges may occur at materially different amounts.

The Company's financial instruments categorized as assets are mainly comprised of investments in debt and equity instruments. The majority of the Company's debt and equity investments are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires that all debt instruments and certain equity instruments be classified in the Company's balance sheet according to their purpose and, depending on that classification, be carried at either amortized cost or fair market value. Quoted market prices are generally available for these investments. However, if a quoted market price is not available, a price is derived from internally developed models which use available market data. Equity investments outside the scope of SFAS 115 are accounted for under cost or equity method accounting principles. Other financial assets that require fair value reporting or disclosures within the Company's financial notes are valued based on underlying collateral or the Company's estimate of discounted cash flows.

MBIA regularly monitors its investments in which fair value is less than amortized cost in order to assess whether such a decline in value is other than temporary and, therefore, should be reflected as a realized loss in net income. Such an assessment requires the Company to determine the cause of the decline and whether the Company possesses both the ability and intent to hold the investment to maturity or until the value recovers to an amount at least equal to amortized cost. As of December 31, 2003, MBIA determined that unrealized losses on its investments were temporary in nature because there was no material indication of credit deterioration and the Company has the ability and intent to hold the investments to maturity or until the fair value increases to an amount equal to amortized cost. This assessment requires management to exercise judgment as to whether an investment is impaired based on market conditions and trends and the availability of relevant data.

The Company's financial instruments categorized as liabilities primarily consist of obligations related to its investment agreement, medium-term note and commercial paper programs and debt issued for general corporate purposes. The fair values of such instruments are generally not reported within the Company's financial statements, but rather in the accompanying notes. However, financial liabilities that qualify as part of hedging arrangements under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, are recorded at their fair values in the Company's balance sheet. MBIA has instituted cash flow modeling techniques to estimate the value of its liabilities that qualify as hedged obligations under SFAS 133 based on current market data. Other financial liabilities that require fair value reporting or disclosures within the Company's financial notes are valued based on underlying collateral, the Company's estimate of discounted cash flows or quoted market values for similar transactions.

The Company's exposure to derivative instruments is created through contracts into which it directly enters and through third-party contracts it insures. The majority of MBIA's exposure to derivative instruments is related to certain synthetic collateralized debt obligations (CDOs). These contracts meet the definition of a derivative under SFAS 133 but effectively represent an alternate form of financial guarantee execution. The fair values of the Company's derivative instruments are estimated using various valuation models that conform to industry standards. The Company utilizes both vendor-developed and proprietary models, based on the complexity of transactions. Dealer market quotes are typically obtained for regularly traded contracts and provide the best estimate of fair value. However, when reliable dealer market quotes are not available, the Company uses a variety of market data relative to the type and structure of contracts. Several of the more significant types of market and contract data that influence the Company's valuation models include interest rates, credit quality ratings, credit spreads, default probabilities and diversity scores. This data is obtained from third-party sources and is reviewed for reasonableness and applicability to the Company's derivative portfolio. The fair value of the Company's derivative portfolio may be materially affected by changes in existing market data, the availability of new or improved market data, changes in specific contract data or enhancements to the Company's valuation models resulting from new market practices.

MBIA expects to hold all derivative instruments to their contractual maturity. Upon maturity of a contract, the unrealized value recorded in the Company's financial statements will be zero. However, if circumstances or events require the termination and settlement of a contract prior to maturity, any unrealized gain or loss will typically be realized.

The Company has dedicated resources to the development and ongoing review of its valuation models and has instituted procedures for the approval and control of data inputs. In addition, regular reviews are performed to ensure that the Company's valuation models are appropriate and produce values reflective of the current market environment. See "Note 25: Fair Value of Financial Instruments" in the Notes to Consolidated Financial Statements for additional information on the various types of instruments entered into by MBIA and a comparison of carrying values as reported in the Company's balance sheet to estimated fair values.

GOODWILL Effective January 1, 2002 the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142, which supersedes Accounting Principles Board Opinion No. (APB) 17, "Intangible Assets," requires that goodwill and intangible assets with indefinite lives are no longer amortized but instead tested for impairment at least annually. The standard includes a two-step process aimed at determining the amount, if any, by which the carrying value of a reporting unit exceeds its fair value. Other intangible assets are amortized over their useful lives.

The Company completed its transitional impairment testing on its existing goodwill as of January 1, 2002 in accordance with SFAS 142. As of January 1, 2002, goodwill in the insurance reporting segment totaled $76.9 million. SFAS 142 requires a two-step approach in determining any impairment in goodwill. Step one entails evaluating whether the fair value of a reporting segment exceeds its carrying value. In performing this evaluation the Company determined that the best measure of the fair value of the insurance reporting segment is its book value adjusted for the after-tax effects of net deferred premium revenue less deferred acquisition costs and the present value of installment premiums to arrive at adjusted book value. Adjusted book value is a common measure used by analysts to determine the value of financial guarantee companies. As of January 1, 2002, the insurance reporting segment's adjusted book value significantly exceeded its carrying value, and thus there was no impairment of its existing goodwill.

Total goodwill for the segments within the investment management services operations was $13.1 million as of January 1, 2002. In performing step one of the impairment testing, the fair values of the reporting segments were determined using a multiple of earnings before income tax, depreciation and amortization (EBITDA), as this is a common measure of fair value in the investment management industry. The multiple was determined based on a review of current industry valuation practices. As of January 1, 2002, the fair values of the investment management services' reporting segments exceeded their carrying values indicating that goodwill was not impaired.

The municipal services segment had goodwill of $7.7 million as of January 1, 2002. The fair value of the reporting segment was based on net assets. In comparing fair value to carrying value, it was determined that goodwill was potentially impaired. In performing step two of the impairment testing the implied fair value of goodwill was calculated by subtracting the fair value of the net assets from the fair value of the reporting segment. In comparing the implied fair value of goodwill to the carrying amount of goodwill, it was determined that the entire amount was impaired and was therefore written off as of January 1, 2002 and reported as a cumulative effect of accounting change. The per share effect of the cumulative effect of accounting change was to reduce 2002's net income per share by five cents.

The Company performed its annual impairment testing of goodwill as of January 1, 2003 and January 1, 2004. The fair values of the insurance reporting segment and the investment management services' segments were determined using the same valuation methods applied during the transition testing. The fair values of the reporting segments exceeded their carrying values indicating that goodwill was not impaired.

RESULTS OF OPERATIONS

SUMMARY OF CONSOLIDATED RESULTS

The following table presents highlights of the Company's consolidated financial results for 2003, 2002 and 2001. Items listed under "Effect on net income" are items that management commonly identifies for the readers of its financial statements because they are the result of changes in accounting standards, a by-product of the Company's operations or due to general market conditions beyond the control of the Company.

In millions except per share amounts	2003	2002	2001
Revenues:			
Insurance	$1,230	$1,072	$ 976
Investment management	423	424	442
Municipal services	27	25	27
Other	89	25	16
Net gains (losses) on derivative instruments and foreign exchange	100	(82)	(4)
Gross revenues	1,869	1,464	1,457
Expenses:			
Insurance	239	197	180
Investment management	373	375	379
Municipal services	26	24	30
Other	82	75	77
Gross expenses	720	671	666
Net income	$ 814	$ 579	$ 570
Net income per share information:*			
Net income	$ 5.61	$ 3.92	$ 3.82
Effect on net income:			
Cumulative effect of accounting change for goodwill	$ —	$ (0.05)	$ —
Cumulative effect of accounting change for derivatives	$ —	$ —	$ (0.09)
Realized gains	$ 0.57	$ 0.33	$ 0.37
Realized losses	$ (0.21)	$ (0.26)	$ (0.33)
Net realized gains	$ 0.36	$ 0.07	$ 0.04
Net gains (losses) on derivative instruments and foreign exchange	$ 0.45	$ (0.36)	$ (0.02)
Accelerated premium earned from refunded issues	$ 0.52	$ 0.30	$ 0.22

*All per share calculations are diluted.

Consolidated revenues for 2003 were $1.9 billion compared with $1.5 billion in 2002, a 28% increase. The increase in consolidated revenues was primarily due to an increase in insurance premium and fee revenues, net gains on insured credit derivative instruments, and net realized gains on the Company's investment portfolio. Consolidated expenses for 2003 were $720 million compared with $671 million in 2002, a 7% increase. This increase was primarily due to an increase in insurance operations expenses and, to a lesser extent, an increase in investment management services operating expenses and interest expense from additional debt issued in the third quarter of 2002. Somewhat offsetting these increases were decreases in interest expense related to investment management services debt obligations and corporate expenses. Net income for 2003 increased 40% while net income per share increased 43%. The difference between the growth in net income and the growth in net income per share was principally the result of common stock repurchases by the Company.

Consolidated revenues for 2002 and 2001 remained flat at $1.5 billion. Insurance revenues increased 10% resulting from growth in premiums, fees and investment income, offset by net losses on insured credit derivative instruments and decreases in investment management services revenues. Consolidated expenses for 2002 were $671 million compared with $666 million in 2001, a 1% increase. The 2002 increase in consolidated expenses was due to an increase in insurance operations expenses, with smaller offsetting decreases in investment management services expenses and municipal services expenses. Net income for 2002 increased 2% while net income per share increased 3%. The difference between the growth in net income and the growth in net income per share was principally the result of common stock repurchases by the Company.

The Company's book value at December 31, 2003 was $43.50 per share, up 15% from $37.95 at December 31, 2002. The increase was largely driven by income from operations and the increase in the unrealized appreciation of the Company's investment portfolio. Book value per share has shown substantial growth over the past three years with a three-year compound average growth rate of 15%. The low interest rate environment had a positive effect on this growth rate.

MBIA evaluates the premium rates it receives for insurance guarantees through the use of internal and external rating agency quantitative models. These models assess the Company's premium rates and return on capital results on a risk adjusted basis. In addition, market research data is used to evaluate pricing levels across the financial guarantee industry for comparable risks. The Company's 2003 pricing levels indicate continued positive trends in overall portfolio profitability, and the Company believes the pricing charged for its insurance products produces results that meet its long-term return on capital targets.

When a MBIA-insured bond issue is refunded or retired early, the related deferred premium revenue is earned immediately. The level of bond refundings and calls is influenced by a variety of factors such as prevailing interest rates, the coupon rates of the bond issue, the issuer's desire or ability to modify bond covenants and applicable regulations under the Internal Revenue Code.

Strong demand, favorable pricing and the growth opportunities in U.S. and non-U.S. markets are factors that management believes indicate strong future business production. However, driven by back-to-back years of record business production, the Company's outlook for business production in 2004 is positive but not at the same levels of growth as in the past two years. The Company expects that the very strong levels of new business written over the last three years, particularly in the public finance sector, will drive total earned premium growth into the 15-20% range in 2004. Assuming that interest rates rise in 2004, the Company expects refunding activity to slow down.

Insurance Operations

2003 revenues from insurance operations were $1.230 billion compared with $1.072 billion in 2002, a 15% increase. The growth in insurance revenues was driven by a 25% increase in premiums earned and an 18% increase in advisory fee revenues. Net scheduled premiums earned, which exclude refundings, were $607 million in 2003, up 18% from 2002. The growth in net scheduled premiums earned in 2003 reflects the increase in new business written during the last two years, as well as a lower reinsurance cession rate. Refunded premiums earned increased 69% this year when compared with last year as municipalities took advantage of the continued low interest rate environment to refinance their debt.

Insurance expenses, which consist of loss and loss adjustment expenses, amortization of deferred acquisition costs and operating expenses increased 21% in 2003. The growth rates in all three insurance expense categories are in line with the increase in insurance revenues. Gross insurance expenses were up 18% for 2003, resulting from a change in expense allocation methodology between business operations, expenses related to the formation of Toll Road Funding Plc. (TRF), and a one-time cost to replace split-dollar life insurance policies in response to prohibitions on loans to executives imposed under the Sarbanes-Oxley Act. Excluding these items, insurance operating expenses increased 6% for 2003, in line with the Company's long-term goal of 5% to 7%. While expenses in 2003 exceeded the Company's long-term goal due to nonrecurring items, future expense growth is expected to fall within the targeted range.

The Company's gross premiums written (GPW), net premiums written (NPW) and scheduled premiums earned for the last three years are presented in the following table:

In millions	2003	2002	2001	Percent Change 2003 vs. 2002	Percent Change 2002 vs. 2001
Gross premiums written:					
U.S.	$ 862	$728	$615	18%	18%
Non-U.S.	$ 407	$224	$250	82%	(11)%
Total	$1,269	$952	$865	33%	10%
Net premiums written:					
U.S.	$ 734	$610	$506	20%	20%
Non-U.S.	$ 299	$143	$124	108%	16%
Total	$1,033	$753	$630	37%	20%
Scheduled premiums earned:					
U.S.	$ 467	$417	$388	12%	7%
Non-U.S.	$ 140	$ 97	$ 81	44%	20%
Total	$ 607	$514	$469	18%	10%

GPW reflects premiums received and accrued for the period and does not include the present value of future cash receipts expected from installment premium policies originated during the year. GPW was $1.3 billion in 2003, up 33% over 2002, reflecting strong growth in both U.S. and non-U.S. business. Installment and upfront GPW grew 32% and 34%, respectively, from 2002.

NPW, which is gross premiums written net of premiums ceded to reinsurers, increased 37% to $1.0 billion from $753 million in 2002. The larger increase in NPW relative to GPW relates to slightly lower cession rates in 2003 compared with 2002. Premiums ceded to reinsurers from all insurance operations were $236 million, $199 million and $235 million for 2003, 2002 and 2001, respectively. Reinsurance enables the Company to cede exposure and comply with its single risk and credit guidelines, although the Company continues to be primarily liable on the policy being insured.

In 2002, insurance operations revenues increased 10% compared with 2001. The growth in revenues was due to increases in premiums earned, net investment income and advisory fees. Insurance expenses increased 10% in 2002, which is in line with the increase in insurance revenues for the same period. In 2002, GPW grew by 10% compared with 2001, reflecting strong growth in U.S. business slightly offset by a decrease in non-U.S. business. NPW grew 20% compared with 2001, resulting from increases in both U.S. and non-U.S. business. The increase in 2002 NPW relative to the increase in 2002 GPW is due to a decrease in cession rates to reinsurers.

GLOBAL PUBLIC FINANCE MARKET MBIA's premium writings and premium earnings in both the new issue and secondary global public finance markets are shown in the following table:

Global Public Finance In millions	2003	2002	2001	Percent Change 2003 vs. 2002	Percent Change 2002 vs. 2001
Gross premiums written:					
U.S.	$570	$435	$375	31%	16%
Non-U.S.	$263	$ 91	$138	189%	(34)%
Total	$833	$526	$513	58%	2%
Net premiums written:					
U.S.	$511	$386	$318	33%	21%
Non-U.S.	$210	$ 67	$ 67	210%	—
Total	$721	$453	$385	59%	18%
Scheduled premiums earned:					
U.S.	$237	$213	$202	12%	5%
Non-U.S.	$ 54	$ 27	$ 20	101%	36%
Total	$291	$240	$222	22%	8%

Global public finance issuance remained high in 2003, largely driven by the low interest rate environment and increased issuance by municipalities due to stress on municipal budgets. New issuance in the U.S. public finance market measured by par value increased by $2 billion from $327 billion in 2002 to $329 billion in 2003. The insured portion of this market increased from 55% in 2002 to 58% in 2003. Robust refunding activity fueled this growth in the U.S. public finance market where refundings were up 2% for the year, as lower interest rates continued to prevail.

Global public finance GPW and NPW increased 58% and 59%, respectively, over 2002. This increase was due primarily to new upfront business written in the U.S. and outside the U.S. The slightly larger increase in global public finance NPW versus GPW relates to a lower cession rate in 2003 compared with 2002. Ceded premiums as a percent of gross premiums decreased from 14% in 2002 to 13% in 2003, which was largely the result of lower cession rates on deals insured outside the U.S. In 2003, global public finance scheduled earned premiums increased 22% to $291 million from $240 million in 2002. This growth reflects earnings generated from increased levels of business written over the last several years.

The credit quality of global public finance business written by the Company remained high for the past three years. Insured credits rated A or above before the Company's guarantee accounted for 88% of the 2003 and 2002 global public finance business, while credits rated A or above in 2001 were 85%. At year-end 2003, 81% of the outstanding global public finance book of business was rated A or above before the Company's guarantee.

In 2002, GPW and NPW increased 2% and 18%, respectively, over 2001. Solid growth in U.S. GPW offset a decrease in non-U.S. GPW, while both U.S. and non-U.S. NPW increased. Ceded premiums as a percent of gross premiums decreased from 25% in 2001 to 14% in 2002, the result of lower cession rates on deals insured outside the U.S. Premiums earned from scheduled amortization increased by 10%, driven by an increase in both U.S. and non-U.S. business. Refunded premiums earned increased 36%, reflecting the lower interest rate environment.

Global Structured Finance Market MBIA's premium writings and premium earnings in both the new issue and secondary global structured finance markets are shown in the following table:

Global Structured Finance In millions	2003	2002	2001	Percent Change 2003 vs. 2002	Percent Change 2002 vs. 2001
Gross premiums written:					
U.S.	$292	$293	$240	(1)%	22%
Non-U.S.	$144	$133	$112	8%	18%
Total	$436	$426	$352	2%	21%
Net premiums written:					
U.S.	$223	$224	$188	—	19%
Non-U.S.	$ 89	$ 76	$ 57	17%	32%
Total	$312	$300	$245	4%	22%
Scheduled premiums earned:					
U.S.	$230	$204	$186	13%	10%
Non-U.S.	$ 86	$ 70	$ 61	22%	15%
Total	$316	$274	$247	15%	11%

Global structured finance worldwide securitization volume increased 27% over the prior year with most of the growth concentrated in U.S. public asset-backed and mortgage-backed securities.

Overall, MBIA's global structured finance insured business written rated A or above before giving effect to the Company's guarantee totaled 71% in 2003, down from 77% last year. At year-end 2003, 74% of the outstanding global structured finance book of business was rated A or above before giving effect to the Company's guarantee, up from 68% at year-end 2002.

Global structured finance GPW increased 2% in 2003, to $436 million from $426 million last year, resulting from an increase in non-U.S. business. In 2003, installments received from business written in prior years increased 10% when compared with 2002. NPW for 2003 increased 4% due to the increase in non-U.S. business activity coupled with a lower cession rate on that business. The cession rate on global structured finance business was 28%, which declined from the 30% cession rate in 2002. The lower growth in premiums written when compared to 2002 growth was a result of the Company insuring fewer mortgage and consumer asset-backed transactions due to generally unattractive market pricing and credit terms in those sectors. In 2003, global structured finance scheduled net earned premiums of $316 million increased 15% over 2002. This increase was primarily driven by strong levels of new business written over the last 18 months. In 2003, premiums exclude those received from Triple-A One Funding Corp. (Triple-A), Meridian Funding Company, LLC (Meridian) and Polaris Funding Company, LLC (Polaris) (collectively, the Conduits) resulting from the Company's guarantee of assets and liabilities that are now consolidated by the Company.

In 2002, GPW increased 21% due to increases in installment business written in the U.S. and outside the U.S. NPW increased 22%, in line with the growth in GPW due to a relatively stable cession rate. The 11% growth in net scheduled premiums earned reflects increases in both U.S. and non-U.S. business.

Credit Quality Financial guarantee companies use a variety of approaches to assess the underlying credit risk profile of their insured portfolios. MBIA uses both an internally developed credit rating system as well as third-party rating sources in the analysis of credit quality measures of its insured portfolio. In evaluating credit risk, the Company obtains, when available, the underlying rating of the insured obligation before the benefit of its insurance policy from nationally recognized rating agencies (Moody's Investors Service (Moody's), Standard and Poor's (S&P) and Fitch Ratings). All references to insured credit quality distributions contained herein reflect the underlying rating levels from these third-party sources. Other companies within the financial guarantee industry may report credit quality information based upon internal ratings that would not be comparable to MBIA's presentation.

The credit quality of business insured during 2003 remained high as insured credits rated A or above before MBIA's guarantee were 81% for each of the past two years, up from 78% in 2001. At year-end 2003, over 78% of the Company's outstanding book of business was rated A or above before MBIA's guarantee.

Investment Income The Company's insurance-related net investment income and ending asset balances at amortized cost for the last three years are presented in the following table:

In millions	2003	2002	2001	Percent Change 2003 vs. 2002	Percent Change 2002 vs. 2001
Pre-tax income	$ 438	$ 433	$ 413	1%	5%
After-tax income	$ 348	$ 353	$ 334	(2)%	6%
Ending asset balances	$9,108	$8,100	$7,498	12%	8%

The Company's insurance-related net investment income, excluding net realized gains, increased 1% to $438 million in 2003, up from $433 million in 2002. Despite an 11% growth in the average invested asset base at amortized cost, the continuing low-yield environment eroded most of the positive growth in investment income. After-tax net investment income decreased by 2% in 2003, as the Company increased its concentration of taxable investments. A portion of Conduit investment income has been reported as insurance-related net investment income, reflecting the inclusion of earnings on Conduit assets. Excluding Conduit investment income, after-tax insurance-related investment income in 2003 would have declined 3% compared with 2002.

During the Company's annual risk assessment process in 2002, management identified that the extended period of low interest rates had embedded significant capital gains in its investment portfolio that would be lost under the reasonable scenario that interest rates return to more normal levels in the near future. As a result, the Company decided to forego short-term yield and, in order to realize such imbedded capital gains, reposition the portfolio duration from just below 8 years to approximately 5 years in order to preserve economic capital. The duration at December 31, 2003, 2002 and 2001 was 5.30 years, 6.89 years and 7.48 years, respectively. The impact of shortening the investment portfolio duration was a reduction in 2003 after-tax net investment income. Having substantially completed the duration adjustment, the Company forecasts that growth in both invested assets and after-tax net investment income will be in the 8-10% range for 2004.

In 2002, insurance-related net investment income was up 5% over 2001. The modest growth in 2002 was due to the low-yield environment despite a 9% growth in invested assets at cost. After-tax net investment income increased 6% in 2002, as the portfolio had significant tax-exempt investments.

ADVISORY FEES The Company collects advisory fees in connection with certain transactions. Depending upon the type of fee received, the fee is either earned when it is due or deferred and earned over the life of the related transaction. Work, waiver and consent, termination, administrative and management fees are earned when due. Structuring fees are earned on a straight-line basis over the life of the related transaction and commitment fees are earned over the period of the commitment contract.

In 2003, advisory fee revenues increased 18% to $59.7 million, from $50.7 million in 2002. This increase was driven by the Company's emphasis on work fees for increasingly complex insurance transactions and waiver and consent fees related to the surveillance and remedial activities of the Company's Insured Portfolio Management Department (IPM). Similarly, the 29% increase in 2002 compared with 2001 was primarily a result of the Company's focus on work fees and waiver and consent fees. Fees that are earned when due totaled 91% and 88% of 2003 and 2002 advisory fee income, respectively. Due to the one-time nature inherent in such fees, there can be no assurance that the growth in advisory fees will continue at past levels.

MBIA conduit administration fees represented approximately 9% of total advisory fee revenues in 2003 compared with 24% in 2002 and 28% in 2001. This decreasing trend is the result of growth in work and waiver and consent fees and the elimination of conduit fees from the date the Company purchased the Conduits.

LOSSES AND LOSS ADJUSTMENT EXPENSES (LAE) The following table shows the case-specific, reinsurance recoverable and unallocated components of the Company's total loss and LAE reserves at the end of the last three years, as well as its loss provision and loss ratios for the last three years:

				Percent Change	
In millions	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Case-specific:					
Gross	$262	$289	$246	(9)%	17%
Reinsurance recoverable on unpaid losses	61	44	35	39%	25%
Net case reserves	$201	$245	$211	(18)%	16%
Unallocated	297	284	272	5%	4%
Net loss and LAE reserves	$498	$529	$483	(6)%	10%
Losses and LAE	$ 73	$ 62	$ 57	18%	9%
Loss ratio:					
GAAP	9.9%	10.5%	10.8%		
Statutory	9.2%	9.4%	9.3%		

The Company recorded $73 million in loss and loss adjustment expenses in 2003, an 18% increase compared with $62 million in 2002. This increase was a direct result of growth in scheduled earned premiums, which is the basis of the Company's loss reserving formula. Total case-incurred activity was $60 million for 2003, $49 million for 2002 and $43 million for 2001. 2003 case-incurred activity included additional case reserves for MBIA's guaranteed tax lien portfolios, and losses associated with the guarantees of an older vintage CDO and a Trenwick America Corp. debt obligation.

Loss ratios are calculated by dividing losses incurred by net premiums earned and are a measurement of the Company's underwriting performance. The statutory loss ratio only includes case losses incurred, while the GAAP loss ratio includes case losses incurred and a provision for unallocated losses. Both the GAAP and statutory loss ratios have remained relatively consistent over the last three years.

MBIA's IPM Division is responsible for monitoring MBIA insured issues. The level and frequency of MBIA's monitoring of any insured issue depends on the type, size, rating and performance of the insured issue. If IPM identifies concerns with respect to the performance of an insured issue it may designate such insured issue as "Caution List-Low," "Caution List-Medium" or "Caution List-High." The designation of any insured issue as "Caution List-Medium" or "Caution List-High" is based on the nature and extent of these concerns and requires that an increased monitoring and, if needed, a remediation plan be implemented for the related insured issue.

In the event MBIA determines that it expects to pay a claim with respect to an insured issue, it places the issue on its "classified list" and establishes a case basis reserve for that insured issue. As of December 31, 2003, MBIA had 48 open case basis issues on its classified list that had $201 million in aggregate case reserves. Of the 48 issues on its classified list, 17 issues with an aggregate outstanding net insured par of approximately $831 million had case basis reserves of $278 million for expected future claims. In addition, 21 issues with an aggregate outstanding net insured par of approximately $1.8 billion had negative case basis reserves for which no further claims are expected but for which the Company expects to receive future salvage and recoveries totaling $77 million. The Company does not expect to incur losses, net of salvage and recoveries, on the remaining 10 issues, which had an aggregate outstanding net insured par of approximately $359 million. The Company has not established any case basis reserves for issues that are listed as "Caution List-Low," "Caution List-Medium" or "Caution List-High."

RISK MANAGEMENT In an effort to mitigate losses, MBIA is regularly involved in the ongoing remediations of credits that may involve, among other things, waivers or renegotiations of financial covenants or triggers, waivers of contractual provisions, the granting of consents, and the taking of various other remedial actions. The nature of any remedial action is based on the type of the insured issue and the nature and scope of the event giving rise to the remediation. In most cases, as part of any such remedial activity, MBIA is able to improve its security position and to obtain concessions from the issuer of the insured bonds. Since it commenced operations, the Company has restructured only three insured bond issues, with an aggregate insured par amount of $352 million, two of which involved the extension of the term of the insured bonds by three and eight years, respectively. In no case was the principal amount of the insured bond issue increased or decreased or the interest rate reduced. The restructuring of an insured issue will generally not affect the amount of the Company's case basis reserves established for the restructured issue, if any, except if as a result of such restructuring the Company's estimate of the amount of its ultimate loss for such policy changes. MBIA has a case basis reserve with respect to one of the insured issues that it has restructured.

Reinsurance Reinsurance enables the Company to cede exposure for purposes of increasing its capacity to write new business while complying with its single risk and credit guidelines. The rating agencies continuously review reinsurers providing coverage to the financial guarantee industry. Many of MBIA's reinsurers have been downgraded over the past two years, and others remain under review. As of December 31, 2002, reinsurers rated Double-A and above represented 90% of MBIA's ceded par. As a result of downgrades during 2003, this percentage as of December 31, 2003 was 56%. When a reinsurer is downgraded, less capital credit is given to MBIA under rating agency models. The reduced capital credit has not and is not expected to have a material adverse effect on the Company. The Company generally retains the right to reassume the business ceded to reinsurers under certain circumstances, including the downgrade of the reinsurers. The Company remains liable on a primary basis for all reinsured risks, and although the Company believes that its reinsurers remain capable of meeting their obligations, there can be no assurance that the reinsurers will be able to meet these obligations.

As of December 31, 2003, the aggregate amount of insured par ceded by MBIA to reinsurers was $110.2 billion. The following table shows the percentage ceded to and reinsurance recoverable from reinsurers by S&P's rating levels.

Reinsurers' S&P Rating Range	Percent of Total Par Ceded	Reinsurance Recoverable (in thousands)
AAA	32.62%	$11,362
AA	23.33%	31,126
A	30.43%	14,065
BBB	0.09%	318
Non-investment grade	0.30%	—
Not currently rated	13.23%	4,214
Total	100%	$61,085

Two reinsurers within the AAA rating category represent approximately 27% of total par ceded by MBIA; two reinsurers within the AA rating category represent approximately 20% of total par ceded by MBIA; and two reinsurers within the A rating category represent approximately 21% of total par ceded by MBIA. After giving effect to the 2004 cessions to Channel Reinsurance Ltd. (Channel Re) described below, the percentage of cessions to AAA rated reinsurers would have been approximately 60% at December 31, 2003.

In 2003, MBIA launched several initiatives aimed at maximizing its Triple-A reinsurance capacity, including the investment of $25 million in RAM Reinsurance Company, a Triple-A rated financial guarantee reinsurer located in Bermuda. The Company's investment, among other things, enabled RAM Reinsurance Company to maintain its Triple-A rating. In addition, on February 13, 2004, the Company announced that Channel Re, a new financial guarantee reinsurer based in Bermuda, was formed and funded. Channel Re was capitalized with total equity capital of approximately $366 million from four investors. Channel Re has received financial strength ratings of Aaa from Moody's and AAA from S&P. MBIA has a 17.4% ownership interest in Channel Re. Channel Re has assumed a $27 billion portfolio of in-force business from MBIA and will participate in the Company's reinsurance treaty and provide facultative reinsurance support. Following the assumption of the in-force business, Channel Re had total claims-paying resources of approximately $700 million. Business ceded to Channel Re was reassumed from various other reinsurers during February and March of 2004.

Policy Acquisition Costs and Operating Expenses Expenses related to the production of the Company's insurance business (policy acquisition costs) are deferred and recognized over the period in which the related premiums are earned. If an insured bond issue is refunded and the related premium is earned early, the associated acquisition costs previously deferred are also recognized early.

MBIA will recognize a premium deficiency if the sum of expected loss and loss adjustment expenses, maintenance costs and unamortized policy acquisition costs exceed the related unearned premiums. If MBIA were to have a premium deficiency that is greater than unamortized acquisition costs, the unamortized acquisition costs would be reduced by a charge to expense, and a liability (if necessary) would be established for any remaining deficiency. Although GAAP permits the anticipation of investment income when determining a premium deficiency, MBIA currently does not include this in making its determination.

The Company's policy acquisition costs, operating expenses and total insurance operating expenses, as well as related expense ratios, are shown in the following table:

				Percent Change	
In millions	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Gross expenses	$246	$209	$181	18%	16%
Amortization of deferred acquisition costs	$ 58	$ 48	$ 42	21%	12%
Operating expenses	108	87	81	24%	9%
Total insurance operating expenses	$166	$135	$123	23%	10%
Expense ratio:					
GAAP	22.7%	23.0%	23.5%		
Statutory	12.8%	16.8%	13.4%		

In 2003, the amortization of deferred acquisition costs increased 21% over 2002, in line with the increase in insurance premiums earned. The amortization of deferred acquisition costs increased 12% in 2002 compared with 2001. The ratio of policy acquisition costs, net of deferrals, to earned premiums has remained steady at 8% in 2003, 2002 and 2001. In addition, during the last three years there has been a decline in the ratio of deferred expenses carried as assets on the balance sheet to deferred revenues carried as liabilities on the balance sheet plus the present value of future installment premiums. This declining ratio indicates the Company has deferred proportionately more revenues than expenses over the last three years.

Operating expenses increased 24% from $87 million in 2002 to $108 million in 2003, reflecting higher compensation costs that are primarily the result of a one-time cost related to the replacement of split-dollar life insurance policies, expenses in the second quarter of 2003 to establish TRF and a reallocation of expenses between business operations. The 9% increase in operating expenses in 2002 compared with 2001 primarily reflects the Company's decision to expense the fair value of stock options, totaling $7 million, in accordance with the modified prospective transition method of SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The pro forma stock option expense not included in 2001 in accordance with the modified prospective method of adoption is not materially different from the expense recognized in 2002.

Financial guarantee insurance companies use the statutory expense ratio (expenses divided by net premiums written) as a measure of expense management. The Company's 2003 statutory expense ratio of 12.8% is below the 2002 ratio of 16.8% and the 2001 ratio of 13.4%. The decrease in the ratio from 2002 is due to a significant increase in net premiums written. If stock option expenses had been included in the 2001 calculation, the statutory expense ratio for 2001 would have been 16.7%. The statutory expense ratios for the past three years have been considerably better than the Company's long-term goal of 20%.

VARIABLE INTEREST ENTITIES In May 2003, the Company sponsored the formation of Toll Road Funding, Plc. (TRF), a public company incorporated in Ireland under the Irish Companies Act. TRF is a conduit established to acquire a loan participation related to the financing of an Italian toll road and, at December 31, 2003, had $1.5 billion of debt outstanding. Assets supporting the repayment of the debt were comprised of the loan participation and high-quality, liquid investments. Assets and liabilities of TRF are included within "Conduit investments held-to-maturity" and "Conduit debt obligations," respectively, on the Company's balance sheet. TRF is a variable interest entity (VIE), of which MBIA is the primary beneficiary. Therefore, while MBIA does not have a direct ownership interest in TRF, it is consolidated in the financial statements of the Company in accordance with Financial Accounting Standards Board Interpretation Number 46, "Consolidation of Variable Interest Entities" (FIN 46).

Under the provisions of FIN 46, MBIA must determine whether it has a variable interest in a VIE and if so, whether that variable interest would cause MBIA to be the primary beneficiary. The primary beneficiary is the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns or both of the VIE and is required to consolidate the VIE. VIEs are used in a variety of structures insured or managed by MBIA. Under FIN 46, MBIA's guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA to assess whether it is the primary beneficiary. Additionally, the Company's management of VIEs under asset management agreements may subject the Company to consolidation of such entities. Consolidation of such VIEs does not increase MBIA's exposure above that already committed to in its insurance policies. Additionally, VIE assets and liabilities that are consolidated within MBIA's financial statements may represent amounts above MBIA's guarantee, although such excess amounts would ultimately have no impact on MBIA's net income. VIE assets and liabilities consolidated in the Company's financial statements at December 31, 2003 are reported in "Variable interest entity assets" and "Variable interest entity liabilities", respectively, on the face of the Company's balance sheet and totaled $600.3 million.

INVESTMENT MANAGEMENT SERVICES

MBIA's investment management operations have been consolidated under MBIA Asset Management, LLC since 1998. MBIA Asset Management, LLC owns 1838 Investment Advisors, LLC (1838), MBIA Municipal Investors Service Corp. (MBIA-MISC), MBIA Investment Management Corp. (IMC) and MBIA Capital Management Corp. (CMC), as well as the Conduits, which were consolidated in the third quarter of 2003. MBIA Global Funding, LLC (GFL) and Euro Asset Acquisition, Ltd. (EAAL), subsidiaries of the Company, also operate as part of the asset management business.

In general, the asset management businesses have had solid performances since 1998. However, in 2002, the asset management business suffered from a further weakening in the equity markets and, to a lesser extent, the low interest rate environment. The equity investment management business has not recovered from this turbulence in the U.S. equity markets while the fixed-income business showed promising results. Fixed-income results improved primarily as a result of growth in investment agreement and medium-term note activities. Investment agreement and medium-term note activities represented 59% of investment management services 2003 operating income, up from 34% in 2002 and 27% in 2001. Investment management services net revenues were up 9% over 2002, while consolidated expenses were up 14%, resulting in an operating income increase of 1% compared with 2002. If stock option expense relating to the adoption of the fair value recognition provisions of SFAS 123 had been recorded in 2001, pro forma operating income would still have declined 15% in 2002.

Ending assets under management at the end of 2003, which do not include Conduit assets, were $37.5 billion, 8% above the 2002 year-end level. Fixed-income assets increased 14%, while equity assets decreased 33%. Conduit assets are held to their contractual maturity and are originated and managed differently from those held as available-for-sale by the Company or those managed for third-parties. The following table summarizes the consolidated investment management results and assets under management over the last three years:

				Percent Change	
In millions	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Revenues	$ 423	$ 424	$ 442	—	(4)%
Interest expense	303	313	316	(4)%	(1)%
Net revenues	120	111	126	9%	(12)%
Expenses	70	62	63	14%	(2)%
Operating income	$ 50	$ 49	$ 63	1%	(21)%
Ending assets under management:					
Fixed-income	$34,408	$30,280	$28,865	14%	5%
Equities	3,109	4,630	10,383	(33)%	(55)%
Total	$37,517	$34,910	$39,248	8%	(11)%

The following provides a summary of each of the asset management businesses:

MBIA-MISC provides investment management programs including pooled investment products, customized asset management and bond proceeds investment services. In addition, MBIA-MISC provides portfolio accounting and reporting for state and local governments including school districts. MBIA-MISC is a Securities and Exchange Commission (SEC)-registered investment adviser. MBIA-MISC had $11.2 billion in assets under management at year-end 2003, up 11% from 2002. While assets under management have increased, the low interest rate environment has had a negative impact on revenues.

IMC provides customized investments for bond proceeds and other public funds for such purposes as construction, loan origination, escrow and debt service or other reserve fund requirements. It also provides customized products for funds that are invested as part of asset-backed or structured product issuance.

GFL was formed in 2002 as an extension of the Company's investment management business. GFL raises funds through the issuance of medium-term notes with varying maturities (GFL MTNs), which are in turn guaranteed by MBIA Insurance Corporation (MBIA Corp.). GFL lends the proceeds of these GFL MTN issuances to the Company (GFL Loans). Under an agreement between the Company and MBIA Corp., the Company invests the proceeds of the GFL Loans in eligible investments (the GFL Investments), which consist of securities with a minimum Double-A quality. The GFL Investments are pledged to MBIA Corp.

Euro Asset Acquisition Limited (EAAL) was formed in 2003 as a wholly owned subsidiary of the Company and as an extension of its asset management business. EAAL primarily purchases foreign assets as permitted under the Company's investment guidelines.

At December 31, 2003, principal and accrued interest outstanding on IMC, GFL and EAAL investment agreements and medium-term note obligations and securities sold under agreements to repurchase totaled $9.3 billion, compared with $7.8 billion at December 31, 2002. Assets supporting these agreements had market values of $9.4 billion and $8.1 billion at December 31, 2003 and December 31, 2002, respectively. These assets are comprised of high-quality securities with an average credit quality rating of Double-A.

CMC is a SEC-registered investment adviser and National Association of Securities Dealers member firm. CMC specializes in fixed-income management for institutional funds and provides investment management services to IMC's investment agreement portfolio, GFL's medium-term note and investment agreement portfolio, MBIA-MISC's municipal cash management programs and the Company's insurance and corporate investment portfolios. At year-end 2003, the market value of CMC's third-party assets under management was $3.1 billion, compared with $2.6 billion at year-end 2002. The market value of assets related to the Company's insurance and corporate investment portfolios managed by CMC were $9.8 billion at December 31, 2003, up 12% from the previous year-end.

1838 is a full-service asset management firm with an institutional focus. It manages equity, fixed-income and balanced portfolios for a client base comprised of municipalities, endowments, foundations, corporate employee benefit plans and high-net-worth individuals. 1838's results were significantly impacted by, and have not recovered from, turbulence in the U.S. equity markets. A considerable decline in operating revenues was slightly mitigated by a reduction in operating costs. Assets under management at year-end 2003 were $3.7 billion, a decline of 31% from year-end 2002 assets of $5.4 billion.

On September 30, 2003, MBIA purchased the equity and acquired all controlling interests of the conduits it administers, Triple-A, Meridian and Polaris. These entities are now reflected in the consolidated financial statements of the Company.

MBIA has consolidated the Conduits in accordance with SFAS 94, "Consolidation of all Majority-Owned Subsidiaries" by acquiring controlling financial interests through the direct ownership of all of the voting interests of each Conduit. As a result of the consolidation of the Conduits, MBIA has included in its balance sheet the gross assets and liabilities of each Conduit, which consist primarily of various types of investments and medium- and short-term debt, and included in its income statement the gross operating revenues and expenses of the Conduits subsequent to their acquisition date. The investments and debt obligations of the Conduits, along with the investments and debt obligations of TRF, are reported separately as conduit investments and conduit debt obligations on the face of the Company's balance sheet. Since Conduit revenues and expenses are consolidated from the date the Company purchased the Conduits, the impact on the Company's income statement is immaterial. Certain of MBIA's consolidated subsidiaries have invested in Conduit debt obligations or have received compensation for services provided to the Conduits. As such, MBIA has eliminated intercompany transactions with the Conduits from its balance sheet and income statement. After the elimination of such intercompany assets and liabilities, Conduit investments and Conduit debt obligations were $8.4 billion and $7.8 billion, respectively at December 31, 2003. The difference between the investments and debt obligations is primarily the result of the elimination of Conduit debt owned by other MBIA subsidiaries. Other than the potential impact of the unrealized gains or losses from derivative instruments, MBIA does not expect its net income to change materially as a result of the consolidation of the Conduits due to the inconsequential level of residual profits of these entities.

The Conduits enter into derivative instruments primarily as an economic hedge against interest rate and currency risks. It is expected that any change in the market value of the derivative instruments will be offset by a change in the market value of the hedged assets or liabilities. However, since the investments are accounted for as held-to-maturity, the change in market value, with the exception of the change in value of foreign currency assets due to changes in foreign currency rates, is not recorded in the financial statements. Derivative instruments entered into by the Conduits are not accounted for as hedges under SFAS 133 and, therefore, changes in market value are recorded as gains or losses in MBIA's consolidated income statement.

The consolidation of the Conduits has not impacted MBIA's liquidity requirements since Triple-A, an MBIA-administered multi-seller commercial paper conduit, had independently entered into liquidity agreements with third-party providers and MBIA does not guarantee payment of the commercial paper, and the assets and liabilities of the other Conduits are structured on a match-funded basis. In addition, the consolidation has not affected MBIA's credit ratings or statutory capital requirements. Each of the transactions funded through the Conduits was underwritten in accordance with the Company's underwriting standards and has been reviewed by the rating agencies. MBIA's guarantees of the underlying investments and/or liabilities of the Conduits have historically been included in MBIA's reported insurance exposure. Lastly, the consolidation of the Conduits will have no adverse affect on MBIA Corp.'s ability or capacity to declare dividends to MBIA Inc.

It is MBIA's policy to obtain a shadow rating from both Moody's and S&P for each new transaction prior to the execution of such transactions within the Conduits. A shadow rating is the implied rating for the transaction without giving consideration to the MBIA guarantee. All transactions currently funded in the Conduits were shadow-rated at least investment grade by Moody's and S&P prior to funding. The weighted-average shadow rating for transactions currently funded in the Conduits was A by S&P and A2 by Moody's at the time such transactions were funded. MBIA estimates that the current weighted-average shadow rating of all outstanding Conduit transactions was A- by S&P and A3 by Moody's as of December 31, 2003.

As a result of having to adhere to MBIA's underwriting standards and criteria, Conduit transactions have, in general, the same underlying shadow ratings that similar non-Conduit transactions guaranteed by MBIA have at the time they are closed. Like all credits underwritten by MBIA, the shadow ratings on Conduit transactions may be downgraded by either one or more rating agencies after they are closed. In general, the underlying shadow ratings on Conduit transactions have been downgraded no more frequently than similar non-Conduit transactions guaranteed by MBIA.

Municipal Services

MBIA MuniServices Company (MBIA MuniServices) provides revenue enhancement services and products to public-sector clients nationwide, consisting of discovery, audit, collections/recovery, enforcement and information (data) services. The municipal services operations also include Capital Asset Holdings GP, Inc. and certain affiliated entities (Capital Asset), a servicer of delinquent tax certificates.

For 2003, the municipal services operations reported operating income of $957 thousand, compared with operating income of $402 thousand in 2002. Revenues grew slightly more than expenses, with 8% and 6% growth rates. Municipal contracts and contingency fee billings were the main drivers behind the increase in municipal services revenues.

The Company owns Capital Asset, which was in the business of acquiring and servicing tax liens. The Company became the majority owner in December 1998 when it acquired the interest of Capital Asset's founder and acquired the remaining equity in Capital Asset in the fourth quarter of 2003. MBIA Corp. has insured three securitizations of tax liens that were originated and continue to be serviced by Capital Asset. These securitizations were structured through the sale by Capital Asset of substantially all of its tax liens to three off-balance sheet qualifying special purpose entities (QSPEs) that were established in connection with these securitizations. These QSPEs are not the MBIA conduits discussed in the investment management services section of this report and are not included in the consolidation of the MBIA group. In the third quarter of 1999, Capital Asset engaged a specialty servicer of residential mortgages to help manage its business and operations and to assist in administering the portfolios supporting the securitizations insured by MBIA Corp. As of December 31, 2003, the aggregate gross insured amount in connection with these securitizations was approximately $179 million compared with $201 million at December 31, 2002. MBIA Corp. has established case reserves related to these policies based on the amount of redemptive balances of those tax liens underlying such policies that Capital Asset has written off for a variety of reasons. MBIA will continue to evaluate the performance of the tax lien portfolio and establish reserves as and when necessary based on the same methodology. Since the ultimate collectability of tax liens is difficult to estimate, there can be no assurance that the case reserves established to date would be sufficient to cover all future claims under these policies.

In 2003, Capital Asset finalized the settlement of a class action lawsuit that principally involved the rate of interest that Capital Asset could legally charge on tax and water and sewer liens in Pittsburgh. As part of the settlement, Capital Asset refunded $8.9 million in interest collected with respect to the Pittsburgh liens, and the special purpose entity that held the liens wrote down $17.6 million in accrued interest on the Pittsburgh liens. Capital Asset's reserves were sufficient to cover the full amount of any refunds due.

Corporate

Net Investment Income Net investment income was $9 million in 2003 and 2002, respectively. Despite an average asset base growth at the holding company level of 16%, corporate investment income was flat over last year due to the low interest rate environment.

Interest Expense The Company incurred $68 million of interest expense compared with $58 million last year. The 17% increase is the result of the additional $200 million of debt issued during the third quarter of 2002.

Corporate Expenses Corporate expenses decreased 14% compared with 2002. In 2003, corporate expenses benefited by $8 million due to a reallocation of expenses among MBIA's business operations. This benefit was offset by higher legal, auditing, consulting and severance expenses.

Gains and Losses

Net Realized Gains Net realized gains were $81 million in 2003, consisting of gross realized gains of $130 million and gross realized losses of $49 million. The increase in 2003's net realized gains primarily resulted from the Company's sale of long-term assets to reduce the duration of its investment portfolio. In 2002, net realized gains were $15 million, consisting of gross realized gains of $74 million and gross realized losses of $59 million. Net realized gains in 2001 were $9 million, consisting of gross realized gains of $85 million and gross realized losses of $76 million. In 2002 and 2001, the gains and losses were generated from the ongoing active total return management of the investment portfolio.

Net Gains or Losses on Derivative Instruments and Foreign Exchange Net gains on derivative instruments and foreign exchange were $100 million for the year ended December 31, 2003 compared with $82 million of net losses in 2002. This change was primarily attributable to the Company's insured synthetic CDO portfolio. MBIA's valuation of synthetic CDOs is sensitive to, among other factors, changes in credit spreads, and, therefore, the unrealized gain reflects the impact of tighter credit spreads in the investment grade bond market in 2003. Other factors that will affect the fair value of the Company's insured credit derivatives are underlying collateral performance, changes in interest rates and the remaining time to maturity. The requirement to fair value the Company's synthetic CDOs can cause significant volatility in its reported results without necessarily providing any additional information regarding the likelihood of future credit losses. The Company added an additional third-party data source in 2003 for generic credit spread information used by the Company in its valuation model to avoid undue reliance on any single data vendor, as well as to enhance its assessment of fair values.

Taxes

MBIA's tax policy is to optimize after-tax income by maintaining the appropriate mix of taxable and tax-exempt investments. However, the tax rate fluctuates from time to time as the Company manages its investment portfolio on an after-tax total return basis. In addition, the tax rate for 2003 has increased due to the net gains on derivative instruments and foreign exchange. The effective tax rate for 2003 increased to 29.2% from 26.0% in 2002 and 26.3% in 2001.

Capital Resources

The Company carefully manages its capital resources to minimize its cost of capital while maintaining appropriate claims-paying resources to sustain its Triple-A claims-paying ratings. At year-end 2003, total claims-paying resources for MBIA Corp. stood at $12.6 billion, a 15% increase over year-end 2002. Components of total claims-paying resources are shown in the following table:

In millions	2003	2002	Percent Change 2003 vs. 2002
Capital and surplus	$ 3,715	$ 3,158	18%
Contingency reserve	2,368	2,277	4%
Capital base	6,083	5,435	12%
Unearned premium reserve	3,067	2,774	11%
Present value of installment premiums [1]	2,053	1,300	58%
Premium resources	5,120	4,074	26%
Loss and loss adjustment expense reserves	200	245	(18)%
Standby line of credit/stop loss	1,236	1,261	(2)%
Total claims-paying resources	$12,639	$11,015	15%

(1) At March 31, June 30, September 30 and December 31, 2003 the discount rates were 5.6%, 5.3%, 5.1% and 4.7%, respectively, while 2002 was discounted at 9.0%.

Total shareholders' equity at December 31, 2003 was $6.3 billion, with total long-term debt at $1.0 billion. The Company uses debt financing to lower its overall cost of capital. MBIA maintains debt at levels it considers to be prudent based on its cash flow and total capital. The following table shows the Company's long-term debt and the ratio used to measure it:

	2003	2002	2001
Long-term debt (in millions)	$1,022	$1,033	$805
Long-term debt to total capital	14%	16%	14%

In July of 1999, the board of directors authorized the repurchase of 11.25 million shares of common stock of the Company after adjusting for the 2001 stock split. The Company began the repurchase program in the fourth quarter of 1999. As of year-end 2003, the Company had repurchased a total of 9.5 million shares at an average price of $41.71 per share.

In addition, the Company has various soft capital facilities, such as lines of credit, stop-loss facilities and other equity-based facilities at its disposal, which increase its claims-paying resources.

MBIA Corp. has a $700 million standby line of credit facility with a group of major Triple-A rated banks to provide funds for the payment of claims in excess of the greater of $900 million or 5% of average annual debt service with respect to public finance transactions. The agreement is for a seven-year term, which expires on October 31, 2010.

At January 1, 2003, the Company maintained $211 million of stop-loss reinsurance coverage with three reinsurers. At the end of the third quarter, the Company elected not to renew two of the facilities with $175 million of coverage due to the rating downgrades of the stop-loss providers. In addition, at the end of 2003, MBIA Corp. elected not to renew the remaining $35.7 million of stop-loss reinsurance coverage effective January 1, 2004, also due to the rating downgrade of the stop loss reinsurer.

MBIA Inc. also maintained two ten-year facilities maturing in 2011 and 2012 for $100 million and $50 million, respectively. These facilities allowed the Company to issue subordinated securities and could be drawn upon if the Company incurred cumulative losses (net of any recoveries) above an annually adjusted attachment point, which was $1.76 billion for 2003. The $50 million facility was not renewed in the fourth quarter due to a rating downgrade of the related provider, however, the $100 million facility remained in effect as of December 31, 2003.

MBIA Corp. has access to $400 million of Money Market Committed Preferred Custodial Trust securities (CPS securities) issued by eight Trusts which were created for the primary purpose of issuing CPS securities and investing the proceeds in high quality commercial paper or short-term U.S. government obligations. MBIA Corp. has a put option to sell to the Trusts the perpetual preferred stock of MBIA Corp. If MBIA Corp. exercises its put option, the Trusts will transfer the proceeds to MBIA Corp. in exchange for the preferred stock that will be held by the Trusts. The Trusts are vehicles for providing MBIA Corp. the opportunity to access new capital at its sole discretion through the exercise of the put options. The Trusts are rated AA/Aa2 by S&P and Moody's, respectively. To date, MBIA Corp. has not exercised its put options under any of these arrangements.

From time to time, MBIA accesses the capital markets to support the growth of its businesses. MBIA filed a registration statement on Form S-3 with the SEC utilizing a "shelf" registration process. Under this filing, the Company currently has in effect a shelf registration with the SEC for $500 million. The Company may issue securities described in the prospectus filed as part of the registration, namely, senior debt securities, subordinated debt securities, preferred stock and common stock of the Company.

Liquidity

Cash flow needs at the parent company level are primarily for dividends to its shareholders and interest payments on its debt. Liquidity and operating cash requirements of the Company are met by its cash flows generated from operations, which were more than adequate in 2003. Management of the Company believes that cash flows from operations will be sufficient to meet the Company's liquidity and operating cash requirements for the foreseeable future.

Cash requirements have historically been met by upstreaming dividend payments from MBIA Corp., which generates substantial cash flow from premium writings and investment income. In 2003, the Company's operating cash flow totaled $979 million compared with $873 million in 2002 and $722 million in 2001. The majority of net cash provided by operating activities is generated from the Company's insurance operations.

Under New York State insurance law, without prior approval of the superintendent of the state insurance department, financial guarantee insurance companies can pay dividends from earned surplus subject to retaining a minimum capital requirement. In MBIA Corp.'s case, dividends in any 12-month period cannot be greater than 10% of policyholders' surplus as shown on MBIA Corp.'s latest filed statutory financial statements. In 2003, MBIA Corp. declared and paid dividends of $240 million to MBIA Inc. Based upon the filing of its year-end 2003 statutory financial statement, MBIA Corp. has dividend capacity of $131.5 million for the first quarter of 2004 without special regulatory approval. Based on the projected future earnings of MBIA Corp., the Company believes MBIA Corp.'s dividend capacity will continue to be replenished each quarter. Management expects the dividend capacity of MBIA Corp. to be comparable to the current level for the foreseeable future.

The Company has significant liquidity supporting its businesses. At the end of 2003, cash equivalents and short-term investments totaled $1.2 billion. If, for any reason, significant cash flow reductions occur in any of its businesses, MBIA has alternatives for meeting ongoing cash requirements. They include selling or pledging its fixed-income investments in its investment portfolio, tapping existing liquidity facilities and new borrowings.

In addition, the Company has substantial external borrowing capacity. It maintains two short-term bank lines totaling $675 million with a group of highly rated global banks; a $225 million facility with a term of 364 days and a $450 million facility with a four-year term. At year-end 2003, there were no balances outstanding under these agreements.

The investment portfolio provides a high degree of liquidity since it is comprised of readily marketable high-quality fixed-income securities and short-term investments. At year-end 2003, the fair value of the consolidated investment portfolio was $27.7 billion, as shown below:

In millions	2003	2002	Percent Change 2003 vs. 2002
Insurance operations:			
Amortized cost	$ 9,247	$ 8,273	12%
Unrealized gain	533	529	1%
Fair value	$ 9,780	$ 8,802	11%
Corporate:			
Amortized cost	$ 173	$ 183	(5)%
Unrealized gain	4	9	(56)%
Fair value	$ 177	$ 192	(8)%
Investment agreement, medium-term note and conduit:			
Amortized cost	$17,407	$ 7,727	125%
Unrealized gain	343	374	(8)%
Fair value	$17,750	$ 8,101	119%
Total portfolio at fair value	$27,707	$17,095	62%

The increase in insurance-related investments in 2003 was the result of positive cash flow from operations. The fair value of investments related to the investment agreement and medium-term note businesses increased to $9.4 billion from $8.1 billion at December 31, 2002. This increase was a result of growth in the GFL medium-term note program. The TRF investment portfolio and the consolidation of the Conduits at year-end 2003 contributed an additional $8.4 billion in investments.

The fixed-maturity investment portfolios are considered to be available-for-sale, with the exception of the Conduit portfolios, and the differences between fair value and amortized cost, net of applicable taxes, are reflected in accumulated other comprehensive income in shareholders' equity. Fair value is based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Differences between fair value and amortized cost arise primarily as a result of changes in interest rates occurring after a fixed-income security is purchased, although other factors influence fair value, including credit-related actions, supply and demand forces and other market factors. The weighted-average credit quality of the Company's fixed-income portfolios has been maintained at Double-A since its inception. The quality distribution of the Company's fixed-maturity investment portfolios, which is based on ratings from Moody's for year-end 2003 is presented in the following table:

	Insurance		Investment Management Services		Total	
In thousands	Fair Value	% of Fixed-Income Investments	Fair Value	% of Fixed-Income Investments	Fair Value	% of Fixed-Income Investments
Aaa	$5,980,452	62%	$1,643,160	18%	$ 7,623,612	40%
Aa	2,014,391	21%	1,230,561	13%	3,244,952	17%
A	1,483,588	16%	6,270,539	67%	7,754,127	41%
Baa	121,569	1%	219,101	2%	340,670	2%
Total	$9,600,000	100%	$9,363,361	100%	$18,963,361	100%

When the Company holds investments to maturity, unrealized gains or losses currently recorded in accumulated other comprehensive income in the shareholders' equity section of the balance sheet will decrease over time as the investments approach maturity. As a result, the Company expects to realize a value substantially equal to amortized cost. The Conduit portfolios are considered held-to-maturity, as the Company has the ability and intent to hold these investments to their contractual maturity. Therefore, these portfolios are reported at amortized cost and are not adjusted to reflect unrealized changes in fair value.

MBIA's consolidated investment portfolio, excluding conduit investments (the Investment Portfolio), includes investments that are insured by MBIA Corp. (MBIA Insured Investments). As of December 31, 2003, the Investment Portfolio was approximately $19.3 billion, of which approximately $4.3 billion, or 22%, consisted of MBIA Insured Investments. Without giving effect to the MBIA guarantee of the MBIA Insured Investments in the Investment Portfolio, as of December 31, 2003, based on the actual or estimated underlying ratings (i) the weighted-average rating of the Investment Portfolio would be in the Double-A range, (ii) the average weighted rating of just the MBIA Insured Investments in the Investment Portfolio would be in the Single-A range and (iii) approximately 1.6% of the Investment Portfolio would be rated below investment grade. See the "Investment Management Services" section for additional disclosure on Conduit investment credit ratings.

The following table summarizes the Company's contractual obligations as of December 31, 2003. For information on the Company's financial guarantee exposure see Footnote 20 in the Notes to Consolidated Financial Statements.

	As of December 31, 2003				
In thousands	Less Than One Year	1-3 Years	4-5 Years	After 5 Years	Total
Long-term debt*	$ —	$ —	$ 5,550	$1,016,072	$ 1,021,622
Investment agreement and medium-term note obligations	1,591,859	3,328,431	1,086,385	2,833,450	8,840,125
Securities sold under agreements to repurchase	204,564	290,151	11,168	—	505,883
Conduit debt obligations	4,311,161	764,952	1,724,013	1,047,934	7,848,060
Total	$6,107,584	$4,383,534	$2,827,116	$4,897,456	$18,215,690

* Does not include accrued interest.

The Company generates significant liquidity from its operations. Because of its risk management policies and procedures, diversification and reinsurance, the Company believes that the occurrence of an event that would significantly adversely affect liquidity is unlikely.

Market Risk

In general, market risk relates to changes in the value of financial instruments that arise from adverse movements in factors such as interest rates, credit spreads, equity prices and foreign exchange rates. MBIA is exposed mainly to changes in interest rates that affect the fair value of its financial instruments, namely investment securities, investment agreement liabilities, debentures and certain derivative transactions. The Company's investment portfolio holdings are primarily U.S. dollar-denominated fixed-income securities including municipal bonds, U.S. Government bonds, mortgage-backed securities, collateralized mortgage obligations, corporate bonds and asset-backed securities. In periods of rising and/or volatile interest rates, profitability could be adversely affected should the Company have to liquidate these securities. Some mortgage-backed securities are subject to significant pre-payment risk in periods of declining interest rates.

MBIA minimizes its exposure to interest rate risk through active portfolio management to ensure a proper mix of the types of securities held and to stagger the maturities of its fixed-income securities. In addition, the Company enters into various swap agreements that hedge the risk of loss due to interest rate and foreign currency volatility.

Interest rate sensitivity can be estimated by projecting a hypothetical instantaneous increase or decrease in interest rates. As of December 31, 2003, a hypothetical increase in interest rates of 100 and 300 basis points would have resulted in an after-tax decrease in the net fair value of the Company's financial instruments of approximately $215.4 million and $678.1 million, respectively. A decrease in interest rates of 100 basis points would have resulted in an after-tax increase in the net fair value of the Company's financial instruments of approximately $204.6 million.

The Company's earnings are also subject to changes in investment grade corporate credit spreads through fair valuing its credit derivative transactions. These transactions primarily consist of synthetic structured credit derivatives guaranteed by MBIA Corp., as well as single name credit default swaps directly entered into by the investment management services operations as part of their asset management activities. Sensitivity to changes in credit spreads for these transactions can be estimated by projecting a hypothetical instantaneous shift in credit spreads. As of December 31, 2003, a hypothetical instantaneous increase in investment grade corporate credit spreads of 25, 50 and 75 basis points would have resulted in an after-tax decrease in the net fair value of the Company's credit derivatives of approximately $7.9 million, $17.3 million, and $30.4 million, respectively. Conversely, a hypothetical instantaneous decrease in investment grade corporate credit spreads of 25, 50 and 75 basis points would have resulted in an after-tax increase in the net fair value of the Company's credit derivatives of approximately $6.2 million, $8.6 million, and $9.0 million, respectively. Under SFAS 133, if such hypothetical shifts in credit spreads were to occur, the resulting change in the net fair value of the Company's credit derivatives would be recorded within the Company's income statement.

Since the Company is able and primarily expects to hold its fixed-maturity securities and derivative transactions to maturity, it does not expect to recognize any adverse impact to income or cash flows under the above scenarios.

Report on Management's Responsibility

Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying certain estimates and judgments as required.

MBIA's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures and are implemented by trained, skilled personnel with an appropriate segregation of duties. These policies and procedures prescribe that MBIA and all its employees are to maintain the highest ethical standards and that its business practices are to be conducted in a manner that is above reproach.

PricewaterhouseCoopers LLP, independent auditors, is retained to audit the Company's financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

The board of directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management board members. The Audit Committee meets periodically with the Company's independent auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

Under the Sarbanes-Oxley Act of 2002, two new certifications by a company's CEO and CFO of periodic reports are required. Under Section 302 of the Act, and as implemented by the Securities and Exchange Commission ("SEC"), a company's CEO and CFO are required to certify the accuracy and completeness of the information contained in each quarterly and annual report, and the maintenance and effectiveness of disclosure controls and procedures. Under Section 906 of the Act, in addition to certifying the accuracy and completeness of the information, the Company's CEO and CFO must also certify that each report complies with the Securities Exchange Act of 1934. For all quarterly and annual reports filed with the SEC after August 2002, copies of MBIA's certifications can be found as exhibits to those reports.



Joseph W. Brown
Chairman and Chief Executive Officer



Neil G. Budnick
Chief Financial Officer

Report of Independent Auditors

To the Board of Directors and Shareholders of MBIA Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of MBIA Inc. and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for certain variable interest entities, effective January 31, 2003 for new entities and effective December 31, 2003 for previously existing entities. As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and for stock options compensation. In addition, as discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments.



New York, NY
February 13, 2004

In thousands except per share amounts	December 31, 2003	December 31, 2002
ASSETS		
Investments:		
Fixed-maturity securities held as available-for-sale at fair value (amortized cost $16,526,579 and $14,636,848)	$17,390,979	$15,527,265
Conduit investments held-to-maturity, at amortized cost	8,386,280	—
Investment securities pledged as collateral at fair value (amortized cost $581,633 and $646,287)	596,366	667,854
Short-term investments, at amortized cost (which approximates fair value)	975,836	687,238
Other investments	357,346	212,673
TOTAL INVESTMENTS	27,706,807	17,095,030
Cash and cash equivalents	182,417	83,218
Accrued investment income	269,610	215,265
Deferred acquisition costs	319,728	302,222
Prepaid reinsurance premiums	535,728	521,641
Reinsurance recoverable on unpaid losses	61,085	43,828
Goodwill	90,041	90,041
Property and equipment, at cost (less accumulated depreciation of $97,618 and $86,135)	123,068	128,441
Receivable for investments sold	20,376	91,767
Derivative assets	256,744	191,755
Variable interest entity assets	600,322	—
Other assets	101,808	88,893
TOTAL ASSETS	$30,267,734	$18,852,101
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deferred premium revenue	$ 3,079,851	$ 2,755,046
Loss and loss adjustment expense reserves	559,510	573,275
Investment agreement and medium-term note obligations	8,840,125	7,230,562
Securities sold under agreements to repurchase	505,883	539,561
Conduit debt obligations	7,848,060	—
Short-term debt	57,337	—
Long-term debt	1,021,795	1,033,070
Current income taxes	14,554	17,648
Deferred income taxes, net	552,740	471,534
Deferred fee revenue	21,814	24,838
Payable for investments purchased	47,059	58,436
Derivative liabilities	437,683	309,749
Variable interest entity liabilities	600,322	—
Other liabilities	421,986	345,031
TOTAL LIABILITIES	24,008,719	13,358,750
Shareholders' Equity:		
Preferred stock, par value $1 per share; authorized shares — 10,000,000; issued and outstanding — none	—	—
Common stock, par value $1 per share; authorized shares — 400,000,000 issued shares — 153,551,061 and 152,555,034	153,551	152,555
Additional paid-in capital	1,295,638	1,239,313
Retained earnings	4,593,486	3,895,112
Accumulated other comprehensive income, net of deferred income tax of $337,175 and $294,160	632,623	541,250
Unallocated ESOP shares	—	(653)
Unearned compensation — restricted stock	(12,299)	(12,646)
Treasury stock, at cost — 9,675,887 and 7,781,213 shares	(403,984)	(321,580)
TOTAL SHAREHOLDERS' EQUITY	6,259,015	5,493,351
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$30,267,734	$18,852,101

The accompanying notes are an integral part of the consolidated financial statements.

	Years ended December 31		
In thousands except per share amounts	2003	2002	2001
INSURANCE			
Revenues:			
Gross premiums written	$1,268,808	$ 951,931	$ 865,226
Ceded premiums	(235,736)	(198,526)	(235,362)
Net premiums written	1,033,072	753,405	629,864
Increase in deferred premium revenue	(300,075)	(164,896)	(105,994)
Premiums earned (net of ceded premiums of $232,644, $189,332 and $169,034)	732,997	588,509	523,870
Net investment income	437,696	432,949	412,763
Advisory fees	59,719	50,747	39,287
Total insurance revenues	1,230,412	1,072,205	975,920
Expenses:			
Losses and loss adjustment	72,888	61,688	56,651
Amortization of deferred acquisition costs	57,907	47,669	42,433
Operating	108,130	87,401	80,498
Total insurance expenses	238,925	196,758	179,582
Insurance income	991,487	875,447	796,338
INVESTMENT MANAGEMENT SERVICES			
Revenues	422,655	424,434	442,156
Interest expense	302,224	313,517	316,227
Net revenues	120,431	110,917	125,929
Expenses	70,326	61,446	62,910
Investment management services income	50,105	49,471	63,019
MUNICIPAL SERVICES			
Revenues	26,814	24,810	27,037
Expenses	25,857	24,408	29,951
Municipal services income (loss)	957	402	(2,914)
CORPORATE			
Net investment income	9,000	9,426	6,899
Interest expense	68,368	58,453	56,445
Corporate expenses	14,874	17,259	20,874
Corporate loss	(74,242)	(66,286)	(70,420)
GAINS AND LOSSES			
Net realized gains	80,668	15,424	8,896
Net gains (losses) on derivative instruments and foreign exchange	99,665	(81,877)	(3,935)
Net gains and losses	180,333	(66,453)	4,961
Income before income taxes	1,148,640	792,581	790,984
Provision for income taxes	335,055	205,763	207,826
Income before cumulative effect of accounting changes	813,585	586,818	583,158
Cumulative effect of accounting changes	—	(7,731)	(13,067)
NET INCOME	$ 813,585	$ 579,087	$ 570,091
Income before cumulative effect of accounting changes per common share:			
Basic	$ 5.67	$ 4.00	$ 3.94
Diluted	$ 5.61	$ 3.98	$ 3.91
NET INCOME PER COMMON SHARE:			
Basic	$ 5.67	$ 3.95	$ 3.85
Diluted	$ 5.61	$ 3.92	$ 3.82
Weighted-average number of common shares outstanding:			
Basic	143,449,007	146,634,204	148,190,890
Diluted	144,980,396	147,574,079	149,282,657
Gross revenues	$1,869,214	$1,464,422	$1,456,973
Gross expenses	$ 720,574	$ 671,841	$ 665,989

The accompanying notes are an integral part of the consolidated financial statements.

For the years ended December 31, 2003, 2002 and 2001

In thousands except per share amounts	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unallocated ESOP Shares	Unearned Compensation –Restricted Stock	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
Balance, January 1, 2001	151,160	$151,160	$1,169,200	$2,934,608	$ 85,707	$ (2,950)	$(10,659)	(3,314)	$(103,653)	$4,223,413
Comprehensive income:										
Net income	—	—	—	570,091	—	—	—	—	—	570,091
Other comprehensive income:										
Change in unrealized appreciation of investments net of change in deferred income taxes of $39,868	—	—	—	—	74,009	—	—	—	—	74,009
Change in fair value of derivative instruments net of change in deferred income taxes of $(5,786)	—	—	—	—	(10,746)	—	—	—	—	(10,746)
Change in foreign currency translation	—	—	—	—	(3,649)	—	—	—	—	(3,649)
Other comprehensive income										59,614
Total comprehensive income										629,705
Treasury shares acquired	—	—	—	—	—	—	—	(203)	(8,982)	(8,982)
Unallocated ESOP shares	—	—	31	—	—	967	—	—	—	998
Stock-based compensation	795	795	26,571	—	—	—	(676)	—	—	26,690
Dividends (declared per common share $0.600, paid per common share $0.587)	(4)	(4)	—	(89,182)	—	—	—	—	—	(89,186)
BALANCE, DECEMBER 31, 2001	151,951	151,951	1,195,802	3,415,517	145,321	(1,983)	(11,335)	(3,517)	(112,635)	4,782,638
Comprehensive income:										
Net income	—	—	—	579,087	—	—	—	—	—	579,087
Other comprehensive income:										
Change in unrealized appreciation of investments net of change in deferred income taxes of $222,973	—	—	—	—	414,771	—	—	—	—	414,771
Change in fair value of derivative instruments net of change in deferred income taxes of $(20,035)	—	—	—	—	(37,209)	—	—	—	—	(37,209)
Change in foreign currency translation	—	—	—	—	18,367	—	—	—	—	18,367
Other comprehensive income										395,929
Total comprehensive income										975,016
Capital issuance costs	—	—	(2,774)	—	—	—	—	—	—	(2,774)
Treasury shares acquired	—	—	—	—	—	—	—	(4,264)	(208,945)	(208,945)
Unallocated ESOP shares	—	—	50	—	—	1,330	—	—	—	1,380
Stock-based compensation	604	604	46,235	—	—	—	(1,311)	—	—	45,528
Dividends (declared per common share $0.680, paid per common share $0.660)	—	—	—	(99,492)	—	—	—	—	—	(99,492)
BALANCE, DECEMBER 31, 2002	152,555	152,555	1,239,313	3,895,112	541,250	(653)	(12,646)	(7,781)	(321,580)	5,493,351
Comprehensive income:										
Net income	—	—	—	813,585	—	—	—	—	—	813,585
Other comprehensive income:										
Change in unrealized appreciation of investments net of change in deferred income taxes of $34,698	—	—	—	—	64,886	—	—	—	—	64,886
Change in fair value of derivative instruments net of change in deferred income taxes of $5,232	—	—	—	—	9,716	—	—	—	—	9,716
Change in foreign currency translation net of change in deferred income taxes of $3,085	—	—	—	—	16,771	—	—	—	—	16,771
Other comprehensive income										91,373
Total comprehensive income										904,958
Capital issuance costs	—	—	(4,056)	—	—	—	—	—	—	(4,056)
Treasury shares acquired	—	—	—	—	—	—	—	(1,895)	(82,404)	(82,404)
Unallocated ESOP shares	—	—	(2)	—	—	653	—	—	—	651
Variable interest entity equity	—	—	46	—	—	—	—	—	—	46
Stock-based compensation	996	996	60,337	—	—	—	347	—	—	61,680
Dividends (declared per common share $0.800, paid per common share $0.770)	—	—	—	(115,211)	—	—	—	—	—	(115,211)
BALANCE, DECEMBER 31, 2003	153,551	$153,551	$1,295,638	$4,593,486	$632,623	$ —	$(12,299)	(9,676)	$(403,984)	$6,259,015

DISCLOSURE OF RECLASSIFICATION AMOUNT:	2001	2002	2003
Unrealized appreciation of investments arising during the period, net of taxes	$80,253	$425,234	$120,555
Reclassification adjustment, net of taxes	(6,244)	(10,463)	(55,669)
Net unrealized appreciation, net of taxes	$74,009	$414,771	$ 64,886

The accompanying notes are an integral part of the consolidated financial statements.

In thousands	Years ended December 31 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 813,585	$ 579,087	$ 570,091
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase in accrued investment income	(38,637)	(33,281)	(29,941)
Increase in deferred acquisition costs	(17,506)	(24,523)	(3,344)
Increase in prepaid reinsurance premiums	(14,087)	(14,562)	(64,457)
Increase in deferred premium revenue	296,668	179,459	170,452
(Decrease) increase in loss and loss adjustment expense reserves	(13,765)	54,886	19,110
Increase in reinsurance recoverable on unpaid losses	(17,257)	(8,738)	(3,676)
Depreciation	11,483	14,047	10,062
Amortization of goodwill	—	—	6,550
Amortization of bond discount, net	4,018	14,377	(8,416)
Net realized gains on sale of investments	(80,668)	(15,424)	(8,896)
Current income tax benefit	(3,094)	(4,771)	—
Deferred income tax provision (benefit)	38,137	(4,354)	(13,788)
Net (gains) losses on derivative instruments and foreign exchange	(99,665)	81,877	3,935
Stock option compensation	26,428	23,853	—
Cumulative effect of accounting changes, net	—	7,731	13,067
Other, net	73,051	23,541	60,844
Total adjustments to net income	165,106	294,118	151,502
Net cash provided by operating activities	978,691	873,205	721,593
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed-maturity securities, net of payable for investments purchased	(13,468,408)	(12,356,410)	(17,178,199)
Sale of fixed-maturity securities, net of receivable for investments sold	11,235,246	11,527,680	16,125,642
Redemption of fixed-maturity securities, net of receivable for investments redeemed	1,597,511	529,065	431,275
(Purchase) sale of short-term investments	(104,638)	(377,191)	95,822
Purchase of other investments	(53,523)	(44,402)	(14,386)
Purchases for investment agreement and medium-term note portfolios, net of payable for investments purchased	(12,719,373)	(7,193,183)	(9,518,913)
Sales for investment agreement and medium-term note portfolios, net of receivable for investments sold	11,155,499	6,010,956	7,886,657
Purchase of conduit investments	(1,505,903)	—	—
Acquisition of conduits	1,134	—	—
Capital expenditures	(11,089)	(15,401)	(6,760)
Disposals of capital assets	1,016	206	1,209
Other, net	—	—	499
Net cash used by investing activities	(3,872,528)	(1,918,680)	(2,177,154)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of long-term debt	—	291,300	—
Net proceeds from issuance of short-term debt	57,337	—	—
Net proceeds from issuance of conduit debt obligations	1,503,324	—	—
Net repayment from retirement of long-term debt	—	(100,000)	(3,750)
Net repayment from retirement of short-term debt	—	(47,751)	(96,492)
Other borrowings	30,000	—	—
Dividends paid	(110,999)	(97,154)	(87,112)
Purchase of treasury stock	(82,404)	(208,945)	(8,982)
Proceeds from issuance of investment agreement and medium-term note obligations	5,702,091	4,496,515	4,073,245
Payments for drawdowns of investment agreement and medium-term note obligations	(4,094,385)	(3,320,699)	(2,805,039)
Securities sold under agreements to repurchase, net	(33,678)	(15,935)	380,496
Capital issuance costs	(4,056)	(2,774)	—
Exercise of stock options	25,806	19,096	24,273
Net cash provided by financing activities	2,993,036	1,013,653	1,476,639
Net increase (decrease) in cash and cash equivalents	99,199	(31,822)	21,078
Cash and cash equivalents - beginning of year	83,218	115,040	93,962
Cash and cash equivalents - end of year	$ 182,417	$ 83,218	$ 115,040
SUPPLEMENTAL CASH FLOW DISCLOSURES:			
Income taxes paid	$ 293,695	$ 211,001	$ 178,455
Interest paid:			
Investment agreement and medium-term note	$ 271,479	$ 290,349	$ 304,528
Long-term debt	$ 69,876	$ 63,600	$ 61,091

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1: BUSINESS AND ORGANIZATION

MBIA Inc. (MBIA or the Company) was incorporated in the state of Connecticut on November 12, 1986 as a licensed insurer and, through a series of transactions during December 1986, became the successor to the business of the Municipal Bond Insurance Association (the Association), a voluntary unincorporated association of insurers writing municipal bond and note insurance as agent for the member insurance companies. The Company operates its insurance business primarily through its wholly owned subsidiary, MBIA Insurance Corporation (MBIA Corp.) and MBIA Corp.'s wholly owned French subsidiary, MBIA Assurance, S.A. (MBIA Assurance). MBIA Assurance writes financial guarantee insurance in the international market, and pursuant to a reinsurance agreement with MBIA Corp., a substantial amount of the risks insured by MBIA Assurance is reinsured by MBIA Corp. In addition, the Company manages books of business through two other subsidiaries wholly owned by MBIA Corp., MBIA Insurance Corp. of Illinois (MBIA Illinois), acquired in December 1989, and Capital Markets Assurance Corporation (CMAC), acquired in February 1998 when the Company merged with CapMAC Holdings, Inc. (CapMAC). The net book of business of these two subsidiaries is 100% reinsured by MBIA Corp.

The Company also provides investment services through several of its subsidiaries which are wholly owned by MBIA Asset Management, LLC (MBIA-AMC), formed in 1998 and converted to a limited liability corporation in December 2000. MBIA-AMC is a wholly owned subsidiary of MBIA Inc. MBIA Municipal Investors Service Corporation (MBIA-MISC) operates cooperative cash management programs for school districts and municipalities. In May 2000, MBIA-MISC merged with another subsidiary, American Money Management Associates, Inc. (AMMA), which provides investment and treasury management consulting services to municipal and quasi-public sector clients. This merger combined the investment expertise into a consolidated investment management business. MBIA Investment Management Corp. (IMC) provides customized investment agreements for bond proceeds and other public funds, as well as for funds that are invested as part of asset-backed or structured product issuance. MBIA Capital Management Corp. (CMC) provides fixed-income investment management services for the Company, its affiliates and third-party institutional clients. 1838 Investment Advisors, LLC (1838) manages domestic and international equity, fixed-income and balanced portfolios for high net-worth individuals, mutual funds, endowments, foundations and employee benefit plans.

The Company also provides municipal services through its municipal services operations' subsidiaries, which are wholly owned by MBIA MuniServices Company (MBIA MuniServices) formed in 1996. Municipal Resources Consultants (MRC) is a revenue audit and information services firm and also provides tax compliance services to state and local governments. Municipal Tax Collection Bureau Inc. (MTB) provides tax compliance services to state and local governments. MTB's activities have been transferred to MBIA MuniServices and MRC and, as of December 31, 2003, only one service contract remained in MTB. Capital Asset Holdings, Inc. and subsidiaries (Capital Asset) service and manage delinquent municipal tax liens.

TRS Funding Corporation (TRS) was formed in September 1997 to provide clients with structured financing solutions involving the use of total return swaps and credit derivatives. While MBIA does not have a direct ownership interest in TRS, it is consolidated in the financial statements of the Company on the basis that TRS is controlled by MBIA and substantially all risks and rewards are borne by MBIA. In October 2002, all remaining investments and debt obligations of TRS matured. As of December 31, 2003, TRS had two derivative contracts outstanding.

LaCrosse Financial Products, LLC (LaCrosse), formerly King Street Financial Products, LLC, was created in December 1999 to offer clients structured derivative products, such as credit default, interest rate and currency swaps. While MBIA does not have a direct ownership interest in LaCrosse, it is consolidated in the financial statements of the Company on the basis that LaCrosse is controlled by MBIA and substantially all risks and rewards are borne by MBIA.

MBIA Asset Finance, LLC (Asset Finance) was formed as a wholly owned subsidiary of the Company in April 2002 as a holding company for the purpose of consolidating MBIA-owned special purpose vehicles. As of September, 2003, it became a wholly owned subsidiary of MBIA-AMC. Assurance Funding Limited (Assurance Funding) was formed in September 2002 and is 99% owned by Asset Finance and 1% owned by MBIA Assurance. Assurance Funding was created as a special purpose vehicle to provide structured funding and credit enhancement services to global structured finance clients. Assurance Funding remained inactive as of December 31, 2003.

MBIA Global Funding, LLC (GFL) was formed as a wholly owned subsidiary of the Company in May 2002. GFL is authorized to issue medium-term notes, investment agreements and other debt obligations for the purpose of funding financial assets within the Company's asset management business.

Euro Asset Acquisition Limited (EAAL) was formed in 2003 as a wholly owned subsidiary of the Company and as an extension of its asset management business. EAAL primarily purchases foreign assets as permitted under the Company's investment guidelines.

In May 2003, the Company sponsored the formation of Toll Road Funding, Plc. (TRF), a public company limited by shares and incorporated in Ireland under the Irish Companies Act. TRF was established to acquire a loan participation related to the financing of an Italian toll road. TRF is a variable interest entity (VIE), of which MBIA is the primary beneficiary. Therefore, while MBIA does not have a direct ownership interest in TRF, it is consolidated in the financial statements of the Company in accordance with Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 46 "Consolidation of Variable Interest Entities."

In September 2003, MBIA purchased the equity and acquired all controlling interests of Triple-A One Funding Corporation (Triple-A), Meridian Funding Company, LLC (Meridian) and Polaris Funding Company, LLC (Polaris) (the Conduits) through Asset Finance. As such, these entities are now consolidated in the financial statements of the Company in accordance with Statement of Financial Accounting Standards No. (SFAS) 94, "Consolidation of All Majority-Owned Subsidiaries." See Note 5 for additional disclosures related to the consolidation of the Conduits.

Incorporated in September 1993, Triple-A was formed to provide secured loans to borrowers, purchase participations in pools of retail, trade and other receivables and purchase investment grade securities at the time of issuance or in the secondary market. Triple-A may fund its purchases of such assets through the issuance of commercial paper or other securities. Assets funded by Triple-A primarily consist of secured loans to qualified borrowers, participations in short-term and long-term receivable pools and investment grade asset-backed securities. Debt issued principally consists of commercial paper. Triple-A may enter into various types of derivative agreements for non-trading purposes designed to hedge its exposure to interest rate and foreign currency fluctuations. In addition, Triple-A enters into 364-day or shorter term credit facilities with multiple independent third-party credit support providers as a source of liquidity in the event of a commercial paper market disruption.

Meridian, formed in July 1997, issues medium-term notes in an unlimited number of series of undetermined amounts not to exceed an aggregate principal amount of $8 billion. Proceeds from the issuance of such notes are used to fund the purchase of permitted investments. Such investments primarily consist of asset-backed loans and securities issued by major global structured finance clients. Meridian may enter into various types of derivative agreements for non-trading purposes designed to hedge its exposure to interest rate and foreign currency fluctuations.

Polaris, formed in November 1997, issues medium-term notes in an unlimited number of series of undetermined amounts not to exceed an aggregate principal amount of $5 billion. Proceeds from the issuance of such notes are used to fund the purchase of permitted investments. Such investments primarily consist of debt instruments and loans issued by major national and international corporations. Polaris may enter into various types of derivative agreements for non-trading purposes designed to hedge its exposure to interest rate and foreign currency fluctuations on its assets and liabilities.

From time to time, MBIA may consolidate a VIE under the provisions of FIN 46. Consolidation of such an entity is likely to result from MBIA's guarantee of the assets or liabilities of a VIE through a financial guarantee policy when MBIA's interest, represented by the financial guarantee policy, meets the criteria for consolidation under FIN 46. See Note 5 for additional disclosures related to the consolidation of variable interest entities.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results. Actual results could differ from those estimates. Significant accounting policies are as follows:

CONSOLIDATION The consolidated financial statements include the accounts of the Company, its subsidiaries and entities under its control for which the Company retains substantially all the risks and rewards. All significant intercompany balances have been eliminated. Certain amounts have been reclassified in prior years' financial statements to conform to the current presentation. The reclassifications had no effect on net income and shareholders' equity as previously reported.

INVESTMENTS The Company's fixed-maturity investment portfolio, excluding Conduit investments, is considered available-for-sale and is reported in the financial statements at fair value, with unrealized gains and losses, net of deferred taxes, reflected in accumulated other comprehensive income in shareholders' equity. Bond discounts and premiums are amortized using the effective yield method over the remaining term of the securities. For pre-refunded bonds, the remaining term is determined based on the contractual refunding date. Investment income is recorded as earned. Realized gains or losses on the sale of investments are determined by specific identification and are included as a separate component of revenues.

Short-term investments are carried at amortized cost, which approximates fair value, and include all fixed-maturity securities with a remaining effective term to maturity of less than one year.

Other investments include the Company's interest in equity-oriented and equity-method investments. The Company records its share of the unrealized gains and losses on equity-oriented investments, net of applicable deferred income taxes, in accumulated other comprehensive income in shareholders' equity. The carrying amounts of equity-method investments are initially recorded at cost and adjusted to recognize the Company's share of the profits or losses, net of any intercompany gains and losses, of the investee through earnings subsequent to the date of investment. Dividends are applied as a reduction of the carrying amount of the investment.

MBIA regularly monitors its investments in which fair value is less than amortized cost in order to assess whether such a decline in value is other than temporary and, therefore, should be reflected as a realized loss in net income. Such an assessment requires the Company to determine the cause of the decline and whether the Company possesses both the ability and intent to hold the investment to maturity or until the value recovers to an amount at least equal to amortized cost. This assessment requires management to exercise judgment as to whether an investment is impaired based on market conditions and trends and the availability of relevant data.

CONDUIT INVESTMENTS AND CONDUIT DEBT OBLIGATIONS Conduit investments consist mainly of debt securities, loans, lease receivables and trade receivables. These investments are classified as held-to-maturity and as such, are recorded at amortized cost. The related debt associated with the Conduits consists mainly of short-term commercial paper and medium-term notes.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash on hand and demand deposits with banks with original maturities of less than 90 days.

POLICY ACQUISITION COSTS Policy acquisition costs include only those expenses that relate primarily to, and vary with, premium production. The Company periodically conducts a study to determine which operating costs vary with, and primarily relate to, the acquisition of new insurance business and qualify for deferral. For business produced directly by MBIA Corp., such costs include compensation of employees involved in underwriting and policy issuance functions, certain rating agency fees, state premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Policy acquisition costs are deferred and amortized over the period in which the related premiums are earned.

GOODWILL Goodwill represents the excess of the cost of acquiring business enterprises over the fair value of the net assets acquired. Prior to 2002, goodwill attributed to the acquisition of MBIA Corp. and MBIA-MISC was amortized using the straight-line method over 25 years. Goodwill attributed to the acquisition of MBIA Illinois was amortized in proportion to the recognition of future profits from its deferred premium revenue and installment premiums, except for a minor portion attributed to state licenses, which was amortized using the straight-line method over 25 years. Goodwill attributed to the acquisition of all other subsidiaries was amortized using the straight-line method over 15 years.

Effective January 1, 2002 the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill is no longer amortized but rather is tested for impairment at least annually. See Note 4 for an explanation of the impact of adoption of this Statement on the Company's financial statements.

PROPERTY AND EQUIPMENT Property and equipment consists of land and buildings, furniture and fixtures, computer equipment and software, and leasehold improvements. All property and equipment is recorded at cost and depreciated over the appropriate useful life of the asset using the straight-line method. The useful lives of each class of assets are as follows:

Buildings and site improvements	15-31 years
Furniture and fixtures	8 years
Computer equipment and software	3-5 years

Leasehold improvements are depreciated over the life of the underlying lease agreement, generally seven to ten years. Maintenance and repairs are charged to current earnings as incurred.

DERIVATIVES The FASB issued, then subsequently amended, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective for the Company on January 1, 2001. Under SFAS 133, as amended, all derivative instruments are recognized on the balance sheet at their fair value, and changes in fair value are recognized immediately in earnings unless the derivatives qualify as hedges. If the derivatives qualify as hedges, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value is recognized immediately in earnings.

The nature of the Company's business activities requires the management of various financial and market risks, including those related to changes in interest rates and currency exchange rates. The Company uses derivative instruments to mitigate or eliminate certain of those risks. See Note 6 for a further discussion of the impact of the adoption of SFAS 133 on the Company's financial statements.

LOSSES AND LOSS ADJUSTMENT EXPENSES Loss and loss adjustment expense (LAE) reserves are established in an amount equal to the Company's estimate of identified or case basis reserves and unallocated losses, including costs of settlement, on the obligations it has insured. The unallocated loss and loss adjustment expense reserves and specific case basis reserves are established by the Company's Loss Reserve Committee, which is comprised of members of senior management.

Beginning in 2002, the Company made a modification to the methodology it uses to record the amount of loss charged to earnings each period (losses incurred). The Company began recording losses incurred based upon a percentage of scheduled net earned premiums instead of a percentage of net debt service written. The reason for the change in methodology was that during the quarter the premiums were written, losses incurred were being recognized in advance of the related earned premium since the premium was essentially all deferred and recognized as revenue in future periods. The intent of the change was to better match the recognition of incurred losses with the related premium revenue.

Under the method employed by the Company since 2002, unallocated loss reserves are adjusted on a quarterly basis by using a formula that applies a "loss factor" (determined as set forth below) to the Company's scheduled earned premiums for such quarter. Annually, the Loss Reserve Committee determines the appropriate loss factor for the year based on (i) a loss reserving study that assesses the mix of the Company's insured portfolio and the latest industry data, including historical default and recovery experience, for the relevant sectors of the fixed-income market, (ii) rating agency studies of defaults and (iii) other relevant market factors. As of December 31, 2003, the Company calculates its unallocated loss reserve based on 12% of scheduled net earned premium.

When a case basis reserve is established, MBIA reclassifies the required amount from its unallocated loss reserve to its case basis loss reserve. Therefore, although MBIA accrues an unallocated loss reserve by applying a loss factor to earned premium, the available unallocated loss reserve will be directly related to case basis reserves established in the same period. At the end of each quarter the Company evaluates the adequacy of the remaining unallocated loss reserve.

MBIA establishes new case basis reserves with respect to an insurance policy when its Loss Reserve Committee determines that (i) a claim has been made or is likely to be made in the future with respect to such policy and (ii) the amount of the ultimate loss that MBIA will incur under such policy can be reasonably estimated. The amount of the case basis reserve with respect to any policy is based on the net present value of the expected ultimate losses and loss adjustment expense payments that the Company expects to pay with respect to such policy, net of expected recoveries under salvage and subrogation rights. The amount of the expected loss is discounted based on a discount rate equal to the actual yield of the Company's fixed-income portfolio at the end of the preceding fiscal quarter. Various variables are taken into account in establishing specific case basis reserves for individual policies that depend primarily on the nature of the underlying insured obligation. These variables include the nature and creditworthiness of the underlying issuer of the insured obligations, whether the obligation is secured or unsecured and the expected recovery rates on the insured obligations, the projected cash flow or market value of any assets that support the insured obligation and the historical and projected loss rates on such assets. Factors that may affect the actual ultimate realized losses for any policy include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral. MBIA believes that reasonably likely changes in any of these factors are not likely to have a material impact on its recorded level of reserves, financial results or financial position, or liquidity.

Management believes that the reserves are adequate to cover the ultimate net cost of claims. However, because the reserves are based on estimates, there can be no assurance that the ultimate liability will not exceed such estimates.

INVESTMENT AGREEMENTS AND MEDIUM-TERM NOTES Investment agreements and medium-term notes are recorded on the balance sheet at the time such agreements are executed. The liabilities for investment agreements and medium-term notes are carried at their face value plus accrued interest, whereas the related assets are recorded at fair value.

SECURITIES BORROWED OR PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES LOANED OR SOLD UNDER AGREEMENTS TO REPURCHASE Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase are accounted for as collateralized transactions and are recorded at contract value plus accrued interest, subject to the provisions of SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." It is the Company's policy to take possession of securities borrowed or purchased under agreements to resell. Securities borrowed or loaned are primarily entered into to obtain securities that are repledged as part of MBIA's collateralized investment and repurchase agreement activity and are only transacted with high quality dealer firms. In addition, securities sold under agreements to repurchase provide liquidity to the Company's investment agreement and medium-term note programs.

PREMIUM REVENUE RECOGNITION Upfront premiums are earned in proportion to the expiration of the related risk. Therefore, for transactions in which the premium is received upfront, premium earnings are greater in the earlier periods when there is a higher amount of exposure outstanding. The upfront premiums are apportioned to individual sinking fund payments of a bond issue according to an amortization schedule. After the premiums are allocated to each scheduled sinking fund payment, they are earned on a straight-line basis over the period of that sinking fund payment. When an insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to the Company. Accordingly, deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk of insured bonds and notes. Installment premiums are earned over each installment period, generally one year or less.

ADVISORY FEE REVENUE RECOGNITION The Company collects advisory fees in connection with certain transactions. Depending upon the type of fee received, the fee is either earned when it is due or deferred and earned over the life of the related transaction. Work, waiver and consent, termination, administrative and management fees are earned when due. Structuring and commitment fees are earned on a straight-line basis over the life of the related transaction.

EMPLOYEE STOCK COMPENSATION Prior to 2002, the Company elected to follow Accounting Principles Board Opinion No. (APB) 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. No stock-based employee compensation cost for stock options is reflected in net income prior to 2002 as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2002 the Company adopted the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation." Under the modified prospective transition method selected by the Company under the provisions of SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. The following table illustrates the pro forma effect on net income and earnings per share if the fair value method had been applied to all outstanding and unvested awards in each period:

	Years ended December 31		
In thousands	2003	2002	2001
Net income as reported	$813,585	$579,087	$570,091
Stock-based employee compensation expense included in reported net income, net of related tax benefit	7,982	7,222	—
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax benefit	(7,982)	(7,222)	(8,984)
Pro forma net income	$813,585	$579,087	$561,107
Basic earnings per share:			
Reported	$ 5.67	$ 3.95	$ 3.85
Pro forma	$ 5.67	$ 3.95	$ 3.79
Diluted earnings per share:			
Reported	$ 5.61	$ 3.92	$ 3.82
Pro forma	$ 5.61	$ 3.92	$ 3.76

INVESTMENT MANAGEMENT SERVICES OPERATIONS Investment management services results are comprised of the net investment income, fee income, and expenses of MBIA-AMC, MBIA-MISC, IMC, GFL, CMC, 1838, EAAL and the Conduits.

MUNICIPAL SERVICES OPERATIONS Municipal services results are comprised of the net investment income, operating revenues and expenses of MBIA MuniServices, MTB, MRC and Capital Asset.

CORPORATE Corporate consists of net investment income, interest expense and general corporate expenses.

GAINS AND LOSSES Net realized gains and losses are primarily generated as a result of sales of investments as part of the ongoing active total return management of the investment portfolio. Net gains and losses on derivative instruments and foreign exchange are the result of fair valuing the derivative assets and liabilities reported on the balance sheet and gains and losses resulting from related transactions in foreign currencies.

INCOME TAXES Deferred income taxes are provided with respect to the temporary differences between the tax bases of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported amount of the asset or liability is recovered or settled. Such temporary differences relate principally to premium revenue recognition, deferred acquisition costs, unrealized appreciation or depreciation of investments and derivatives, and the contingency reserve.

The Internal Revenue Code permits companies writing financial guarantee insurance to deduct from taxable income amounts added to the statutory contingency reserve, subject to certain limitations. The tax benefits obtained from such deductions must be invested in non-interest-bearing U.S. Government tax and loss bonds. The Company records purchases of tax and loss bonds as payments of federal income taxes. The amounts deducted must be restored to taxable income when the contingency reserve is released, at which time the Company may present the tax and loss bonds for redemption to satisfy the additional tax liability.

Foreign Currency Translation Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains or losses, net of deferred taxes, resulting from translation are included in accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from transactions in foreign currencies are recorded in current income.

Net Income per Common Share Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share shows the dilutive effect of all stock options and other items outstanding during the period that could potentially result in the issuance of common stock. As of December 31, 2003, 2002 and 2001 there were 5,606,205, 5,584,810, and 4,035,843 stock options, respectively, that were not included in the diluted earnings per share calculation because they were antidilutive. A reconciliation of the denominators of the basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Years ended December 31		
In thousands except per share amounts	2003	2002	2001
Income before cumulative effect of accounting change	$813,585	$586,818	$583,158
Cumulative effect of accounting change	—	7,731	13,067
Net income	$813,585	$579,087	$570,091
Basic weighted-average shares	143,449,007	146,634,204	148,190,890
Stock options	1,531,389	909,070	998,253
Unallocated ESOP shares	—	30,805	93,514
Diluted weighted-average shares	144,980,396	147,574,079	149,282,657
Income before cumulative effect of accounting change:			
Basic EPS	$ 5.67	$ 4.00	$ 3.94
Diluted EPS	$ 5.61	$ 3.98	$ 3.91
Cumulative effect of accounting change:			
Basic EPS	$ —	$ 0.05	$ 0.09
Diluted EPS	$ —	$ 0.05	$ 0.09
Net income:			
Basic EPS*	$ 5.67	$ 3.95	$ 3.85
Diluted EPS*	$ 5.61	$ 3.92	$ 3.82

* May not add due to rounding.

Note 3: Recent Accounting Pronouncements

In December 2003, the Emerging Issues Task Force (EITF) issued EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-01). EITF 03-01 requires the Company to disclose certain information about unrealized holding losses on its investment portfolio that have not been recognized as other-than-temporary impairments. The requirements are effective for fiscal years ending after December 15, 2003, and require the Company to make disclosures in its financial statements about investments in debt or marketable equity securities with market values below carrying values. See Note 11 for disclosures required by EITF 03-01.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 amends SFAS 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company's financial position and results of operations did not change as a result of the adoption of SFAS 149.

In January 2003, the FASB issued FIN 46, as revised December 2003, as an interpretation of Accounting Research Bulletin No. (ARB) 51, "Consolidated Financial Statements." FIN 46 addresses consolidation of VIEs by business enterprises. An entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity's activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. MBIA determined that FIN 46 applies to entities which it sponsors and, in certain cases, unaffiliated entities that it guarantees. See Note 5 for a further discussion on the impact of adoption on the Company's financial statements.

On December 31, 2002 the FASB issued SFAS 148, which is effective for companies with fiscal years ending after December 15, 2002 and was adopted by the Company as of January 1, 2002. This statement amends SFAS 123. SFAS 148 provides three alternative methods of transition to SFAS 123's fair value method of accounting for stock-based compensation. The Prospective Method, originally required under SFAS 123, requires that expense be recognized in the year of adoption only for grants made in that year. In subsequent years, expense is recognized for the current year's grant and for grants made in the years since adoption. Years prior to adoption are not restated. The Modified Prospective Method requires that stock options be expensed as if SFAS 123 had been adopted as of January 1, 1995. Thus, the fair value of any options vesting in the current year that were granted subsequent to January 1, 1995 will be included in expense. However, restatement of prior years is not required. The Retroactive Restatement Method is identical to the Modified Prospective Method in that the fair value of all options vesting in the current year for grants made after January 1, 1995 is included in expense. However, this method also requires that all periods presented in the financial statements be restated to reflect stock option expense. Restatement of periods prior to those presented is permitted but not required.

SFAS 148 also requires additional disclosure in the "Summary of Significant Accounting Policies" footnote of both annual and interim financial statements. MBIA has chosen to report its stock option expense under the Modified Prospective Method. See Note 2 for disclosures required by SFAS 148 and Note 23 for further information about the effect of adoption on the Company's financial statements.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 outlines certain accounting guidelines, effective for fiscal years beginning after December 15, 2002, from which the Company's insurance transactions and derivative contracts are excluded. In addition, FIN 45 expands the disclosures required by a guarantor in its interim and annual financial statements regarding obligations under certain guarantees. These disclosure requirements are effective for the year ended December 31, 2002. See Note 20 for additional disclosures. The Company's financial position and results of operations did not change as a result of the adoption of FIN 45.

NOTE 4: GOODWILL

Effective January 1, 2002 the Company adopted SFAS 141, "Business Combinations" and SFAS 142. SFAS 141, which supercedes APB 16, "Business Combinations," requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and provides specific criteria for initial recognition of intangible assets apart from goodwill. SFAS 142, which supercedes APB 17, "Intangible Assets," requires that goodwill and intangible assets with indefinite lives are no longer amortized but instead tested for impairment at least annually. The standard includes a two-step process aimed at determining the amount, if any, by which the carrying value of a reporting unit exceeds its fair value. Other intangible assets are amortized over their useful lives.

The following table contains a reconciliation of reported net income to net income adjusted for the effect of goodwill amortization for the years ended December 31, 2003, 2002 and 2001:

In thousands except per share amounts	Years Ended December 31 2003	2002	2001
Net income:			
As reported	$813,585	$579,087	$570,091
Amortization of goodwill	—	—	6,550
Adjusted net income	$813,585	$579,087	$576,641
Net income per diluted shares:			
As reported	$ 5.61	$ 3.92	$ 3.82
Excluding amortization of goodwill	$ 5.61	$ 3.92	$ 3.86

The Company completed its transitional impairment testing on its existing goodwill as of January 1, 2002 in accordance with SFAS 142.

As of January 1, 2002, goodwill in the insurance segment totaled $76.9 million. SFAS 142 requires a two-step approach in determining any impairment in goodwill. Step one entails evaluating whether the fair value of a reporting segment exceeds its carrying value. In performing this evaluation the Company determined that the best measure of the fair value of the insurance reporting segment is its book value adjusted for the after-tax effects of net deferred premium revenue less deferred acquisition costs, and the present value of installment premiums to arrive at adjusted book value. Adjusted book value is a common measure used by analysts to determine the value of financial guarantee companies. As of January 1, 2002, the insurance reporting segment's adjusted book value significantly exceeded its carrying value, and thus there was no impairment of its existing goodwill.

Total goodwill for the segments within the investment management services operations was $13.1 million as of January 1, 2002. In performing step one of the impairment testing, the fair values of the reporting segments were determined using a multiple of earnings before income tax, depreciation and amortization (EBITDA), as this is a common measure of fair value in the investment management industry. The multiple was determined based on a review of current industry valuation practices. As of January 1, 2002, the fair value of the investment management services' reporting segments significantly exceeded its carrying value indicating that goodwill was not impaired.

The municipal services segment had goodwill of $7.7 million as of January 1, 2002. The fair value of the reporting segment was based on net assets. In comparing fair value to carrying value, it was determined that goodwill was potentially impaired. In performing step two of the impairment testing the implied fair value of goodwill was calculated by subtracting the fair value of the net assets from the fair value of the reporting segment. In comparing the implied fair value of goodwill to the carrying amount of goodwill, it was determined that the entire amount was impaired and was therefore written off as of January 1, 2002 and reported as a cumulative effect of accounting change. The per share effect of the cumulative effect of accounting change was to reduce 2002's net income per share by five cents.

The Company performed its annual impairment testing of goodwill as of January 1, 2003 and January 1, 2004. The fair values of the insurance reporting segment and the investment management services' reporting segments were determined using the same valuation methods applied during the transition testing. The fair values of the reporting segments exceeded their carrying values indicating that goodwill was not impaired.

NOTE 5: VARIABLE INTEREST ENTITIES

The Company provides structured funding and credit enhancement services to global finance clients through the use of certain MBIA-administered, bankruptcy-remote special purpose vehicles (SPVs) and through third-party SPVs. The purpose of the MBIA-administered SPVs is to provide clients with an efficient source of funding, which may offer MBIA the opportunity to issue financial guarantee insurance policies. These SPVs purchase various types of financial instruments, such as debt securities, loans, lease receivables and trade receivables, and fund these purchases through the issuance of asset-backed short-term commercial paper or medium-term notes. The assets and liabilities within the medium-term note programs are managed primarily on a match-funded basis and may include the use of derivative hedges, such as interest rate and foreign currency swaps. By match-funding, the SPVs eliminate the risks associated with fluctuations in interest and foreign currency rates, indices and liquidity. Typically, programs involve the use of rating agencies in assessing the quality of asset purchases and in assigning ratings to the various programs. In general, asset purchases at the inception of a program are required to be at least investment grade by at least one major rating agency. The primary SPVs administered by MBIA are Triple-A, Meridian, Polaris and TRF. Third-party SPVs are used in a variety of structures guaranteed or managed by MBIA, whereby the Company has risks analogous to those of MBIA-administered SPVs. The Company has determined that such SPVs fall within the definition of a VIE under FIN 46.

Under the provisions of FIN 46, an entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity's activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. A VIE is consolidated with its primary beneficiary, which is defined as the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns or both of the VIE.

In May 2003, the Company sponsored the formation of TRF, a public company incorporated in Ireland under the Irish Companies Act. TRF is a conduit established to acquire a loan participation related to the financing of an Italian toll road and, at December 31, 2003, had $1.5 billion of debt outstanding. Assets supporting the repayment of the debt were comprised of the loan participation and high-quality, liquid investments. Assets and liabilities of TRF are included within "Conduit investments held-to-maturity" and "Conduit debt obligations," respectively, on the Company's balance sheet. TRF is a variable interest entity, of which MBIA is the primary beneficiary. Therefore, while MBIA does not have a direct ownership interest in TRF, it is consolidated in the financial statements of the Company in accordance with FIN 46.

On September 30, 2003, prior to the applicable effective date of FIN 46, MBIA purchased the equity and acquired all controlling interests of the Conduits. These entities are reflected in the consolidated financial statements of the Company. As a result, MBIA has included in its balance sheet the gross assets and liabilities of each Conduit, which consist primarily of various types of investments and medium- and short-term debt, and included in its income statement the gross operating revenues and expenses of the Conduits subsequent to their acquisition date. Certain of MBIA's consolidated subsidiaries have invested in Conduit debt obligations or have received compensation for services provided to the Conduits. As such, MBIA has eliminated intercompany transactions with the Conduits from its balance sheet and income statement. After the elimination of such intercompany assets and liabilities, Conduit investments and Conduit debt obligations were $8.4 billion and $7.8 billion, respectively, at December 31, 2003. Other than the potential impact of the unrealized gains or losses from derivative instruments, MBIA does not expect its net income to change materially as a result of the consolidation of the Conduits due to the inconsequential level of residual profits of these entities. As a result, the Company has not provided pro forma information on the acquisition of the Conduits.

The Conduits enter into derivative instruments primarily to hedge against interest rate and currency risks. It is expected that any change in the market value of the derivative instruments will be offset by a change in the market value of the hedged assets or liabilities. However, since the investments are accounted for as held-to-maturity, no change in market value, with the exception of the change in value of foreign currency assets due to changes in foreign currency rates, is recorded in the financial statements. Derivative instruments entered into by the Conduits are not accounted for as hedges under SFAS 133 and, therefore, changes in market value are recorded as gains or losses in MBIA's consolidated income statement.

It is MBIA's policy to obtain a shadow rating from both Moody's Investors Service (Moody's) and Standard & Poor's (S&P) for each new transaction prior to the execution of such transactions within the Conduits. A shadow rating is the implied rating for the transaction without giving consideration to the MBIA guarantee. All transactions currently funded in the Conduits were shadow-rated at least investment grade by Moody's and S&P prior to funding. The weighted-average shadow rating for transactions currently funded in the Conduits was A by S&P and A2 by Moody's at the time such transactions were funded.

As a result of having to adhere to MBIA's underwriting standards and criteria, Conduit transactions have, in general, the same underlying shadow ratings that similar non-Conduit transactions guaranteed by MBIA have at the time they are closed. Like all credits underwritten by MBIA, the shadow ratings on Conduit transactions may be downgraded by either one or both rating agencies after they are closed. In general, the underlying shadow ratings on Conduit transactions have been downgraded no more frequently than similar non-Conduit transactions guaranteed by MBIA.

With respect to third-party SPVs guaranteed or managed by the Company, MBIA must determine whether it has a variable interest in a VIE and if so, whether that variable interest would cause MBIA to be the primary beneficiary and, therefore, consolidate the VIE. VIEs are used in a variety of structures insured by MBIA. Under FIN 46, MBIA's guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA to assess whether it is the primary beneficiary. VIEs managed by MBIA represent collateralized debt obligations whereby CMC has been contracted as asset manager and whereby the Company may own a subordinated interest. Consolidation of such VIEs does not increase MBIA's exposure above that already committed to in its insurance policies or investments. Additionally, VIE assets and liabilities that are consolidated within MBIA's financial statements may represent amounts above MBIA's guarantee, although such excess amounts would ultimately have no impact on MBIA's net income. VIE assets and liabilities consolidated in the Company's financial statements at December 31, 2003 are related to the Company's guarantee of a VIE. Such assets and liabilities are reported in "Variable interest entity assets" and "Variable interest entity liabilities," respectively, on the face of the Company's balance sheet and totaled $600.3 million.

Note 6: Derivative Instruments

Effective January 1, 2001 the Company adopted SFAS 133. SFAS 133 requires all derivative instruments to be recorded at fair value on the balance sheet. Changes in the fair value of derivatives are recorded each period in current earnings or accumulated other comprehensive income, depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge.

Insurance The Company has entered into derivative transactions that it views as an extension of its core financial guarantee business but which do not qualify for the financial guarantee scope exception under SFAS 133 and, therefore, must be stated at fair value. The insurance operations, which represent the majority of the Company's derivative exposure, have insured derivatives primarily consisting of pools of credit default swaps, which the Company intends to hold for the entire term of the contract. The insurance operations have also provided guarantees on the value of certain closed-end equity funds, which meet the definition of a derivative under SFAS 133. Changes in fair values of these transactions are recorded through the income statement within net gains (losses) on derivative instruments and foreign exchange.

Investment Management Services The investment management services (IMS) operations have entered into derivative transactions primarily consisting of interest rate, cross currency, credit default and total return swaps and equity guarantee fund commitments. Interest rate swaps are entered into to hedge the risks associated with fluctuations in interest rates or fair values of certain contracts. Cross currency swaps are entered into to hedge the variability in cash flows resulting from fluctuations in foreign currency rates. A number of interest rate and cross currency swaps are treated as hedges for accounting purposes. Credit default swaps are entered into as an extension of the Company's investment management business and are consistent with the Company's risk objectives. Total return swaps are entered into to enable the Company to earn returns on certain obligations without directly owning the underlying obligations. The Company has also provided loss protection on certain MBIA-MISC managed municipal pools that invest in highly rated short-term fixed-income securities. Such protection is accounted for as a derivative under SFAS 133 and is included as part of the Company's equity guarantee funds.

Some of these derivatives qualify as cash flow hedges and fair value hedges under SFAS 133. The cash flow hedges mitigate or offset fluctuations in cash flows arising from variable rate assets or liabilities. The fair value hedges are used to protect against changes in the value of the hedged assets or liabilities. The unrealized gains and losses relating to the cash flow hedges are reported in accumulated other comprehensive income and will be reclassified into earnings as interest revenue and expense are recognized on those assets and liabilities. The gains and losses relating to the fair value hedges are recorded directly in earnings. Cash flow and fair value hedges are hedging existing assets, liabilities or forecasted transactions. During 2003, most of the cash flow and fair value hedges were 100% effective for accounting purposes, due to the application of the shortcut method, or the matching of all critical terms. Therefore, the change in fair value of these derivative instruments is recorded in accumulated other comprehensive income or offset by corresponding changes in the fair value of the underlying hedged items in the income statement. During 2003, the amount of ineffectiveness on fair value and cash flow hedges recorded in the income statement was $0.8 million (net of tax) and $5 thousand (net of tax), respectively.

The Conduits enter into interest rate and foreign currency swaps primarily as economic hedges against interest rate and currency risks. The cross currency swaps qualify as fair value hedges of foreign currency risk under SFAS 133. The Company recognizes the earnings impact of cross currency swaps designated as fair value hedges upon the recognition of the foreign exchange gain or loss on the translation to U.S. dollars of the hedged item. During 2003, the amount of ineffectiveness recorded in the income statement was $4.0 million (net of tax). This was offset by gains of $4.4 million (net of tax) on economic hedges that did not qualify for hedge accounting treatment under SFAS 133.

Cash flow hedges for the IMS operations resulted in an aggregate unrealized loss balance of $4.3 million (net of deferred taxes) remaining in accumulated other comprehensive income at December 31, 2003. The Company expects that approximately $1.8 million (net of tax) will migrate from accumulated other comprehensive income into earnings during 2004 and the remaining amount over the term of the contracts.

The Company has entered into one master netting agreement with a specific counterparty covering derivative transactions within an investment management services total return swap program. This agreement allows the Company to mitigate the credit risk of the counterparty and, therefore, the Company has the ability to net all amounts due to and owed by the specified counterparty. For financial statement presentation purposes the Company has chosen not to net the receivable and payable balances pertaining to these derivative transactions in the balance sheet but instead report these amounts on a gross basis in both the asset and liability sections of the balance sheet.

Corporate The corporate operations have entered into derivatives to hedge foreign exchange risks related to the issuance of certain MBIA long-term debt in accordance with the Company's risk management policies. As of December 31, 2003, there was one cross currency swap outstanding.

The cross currency swap has been designated as a cash flow hedge and hedges the variability arising from currency exchange rate movements on the foreign denominated fixed rate debt. Changes of the fair value of the cross currency swap are recorded as part of accumulated other comprehensive income. As the debt is revalued at the spot exchange rate in accordance with SFAS 52, "Foreign Currency Translation," an amount that will offset the related transaction gain or loss arising from the revaluation will migrate each period from accumulated other comprehensive income into earnings. This cash flow hedge was 100% effective during 2003.

The cross currency swap designated as a cash flow hedge resulted in an aggregate unrealized loss balance of $2.4 million (net of deferred taxes) remaining in accumulated other comprehensive income at December 31, 2003. The Company expects that approximately $1.3 million (net of tax) will migrate from accumulated other comprehensive income into earnings during 2004 and the remaining balance over the term of the contract.

The notional values of the derivative instruments by business operations for the years ended December 31, 2003 and 2002 are as follows:

	Year ended December 31, 2003			
In millions	Insurance	Investment Management Services	Corporate	Total
Credit default swaps	$64,031	$ 1,258	$ —	$65,289
Interest rate swaps	1,465	6,472	—	7,937
Equity guarantee funds	3,039	2,931	—	5,970
Cross currency swaps	—	3,233	141	3,374
Total return swaps	364	736	—	1,100
Credit linked notes	846	50	—	896
All other	—	94	—	94
Total	$69,745	$14,774	$141	$84,660

	Year ended December 31, 2002			
In millions	Insurance	Investment Management Services	Corporate	Total
Credit default swaps	$47,778	$1,385	$ —	$49,163
Interest rate swaps	—	3,355	50	3,405
Total return swaps	157	741	—	898
Cross currency swaps	—	71	127	198
All other	6	94	—	100
Total	$47,941	$5,646	$177	$53,764

Financial Statement Impact As of December 31, 2003 and 2002, the Company held derivative assets of $256.7 million and $191.8 million, respectively, and derivative liabilities of $437.7 million and $309.7 million, respectively, which are shown separately on the consolidated balance sheet. The following tables display the amount of the derivative assets and liabilities by business operations for the years ended December 31, 2003 and 2002.

	Year ended December 31, 2003			
In millions	Insurance	Investment Management Services	Corporate	Total
Derivative assets	$55.8	$162.3	$38.6	$256.7
Derivative liabilities	$49.5	$388.2	$ —	$437.7

	Year ended December 31, 2002			
In millions	Insurance	Investment Management Services	Corporate	Total
Derivative assets	$ 96.7	$ 69.1	$26.0	$191.8
Derivative liabilities	$190.9	$118.8	$ —	$309.7

The impact for all derivative transactions for 2003 was an after-tax increase in net income of $96.7 million. The impact for all derivative transactions for 2002 and 2001 was an after-tax reduction in net income of $38.5 million and $9.9 million, respectively. In 2001, the total after-tax effect of the adoption of SFAS 133 was a $13.1 million reduction in net income. The income statement impact of derivative activity is broken down into revenues, expenses, net realized gains (losses) and net gains (losses) on derivative instruments and foreign exchange. The following tables display the impact on the 2003, 2002 and 2001 income statements by business operation of all derivative transactions.

	Year ended December 31, 2003			
In millions	Insurance	Investment Management Services	Corporate	Total
Revenues*	$ 47.7	$ 5.5	$ 0.8	$ 54.0
Expenses*	(5.6)	—	—	(5.6)
Operating income	42.1	5.5	0.8	48.4
Gains and losses:				
Net realized gains	—	0.7	—	0.7
Net gains (losses) on derivative instruments and foreign exchange	100.1	(0.4)	—	99.7
Income before income taxes	142.2	5.8	0.8	148.8
Provision for income taxes	(49.8)	(2.0)	(0.3)	(52.1)
Net income	$ 92.4	$ 3.8	$ 0.5	$ 96.7

	Year ended December 31, 2002			
In millions	Insurance	Investment Management Services	Corporate	Total
Revenues*	$ 19.1	$(0.5)	$ 9.7	$ 28.3
Expenses*	(2.2)	—	(2.6)	(4.8)
Operating income (loss)	16.9	(0.5)	7.1	23.5
Gains and losses:				
Net realized losses	(0.3)	(0.5)	—	(0.8)
Net losses on derivative instruments	(74.3)	(7.6)	—	(81.9)
Income (loss) before income taxes	(57.7)	(8.6)	7.1	(59.2)
Tax (provision) benefit	20.2	3.0	(2.5)	20.7
Net income (loss)	$(37.5)	$(5.6)	$ 4.6	$(38.5)

	Year ended December 31, 2001			
In millions	Insurance	Investment Management Services	Corporate	Total
Revenues*	$ 10.9	$ 0.2	$—	$ 11.1
Expenses*	(2.9)	—	1.8	(1.1)
Operating income	8.0	0.2	1.8	10.0
Gains and losses:				
Net realized gains (losses)	(3.0)	1.8	—	(1.2)
Net losses on derivative instruments	(2.4)	(1.5)	—	(3.9)
Income before income taxes	2.6	0.5	1.8	4.9
Provision for income taxes	(0.9)	(0.2)	(0.6)	(1.7)
Income before cumulative effect of accounting change	1.7	0.3	1.2	3.2
Cumulative effect of accounting change	(11.1)	(2.0)	—	(13.1)
Net income (loss)	$ (9.4)	$(1.7)	$1.2	$ (9.9)

* Includes premiums earned, advisory fees and losses incurred in the insurance operations and interest income and expenses in the investment management services and corporate operations.

During 2003, an $11.0 million after-tax increase in the fair value of the cash flow hedges was recorded in other comprehensive income while $0.7 million of after-tax expense was transferred to earnings as a result of scheduled payments and receipts on the cash flow hedges. This resulted in an ending loss position related to the cash flow hedges in other comprehensive income of $6.7 million as of December 31, 2003. At December 31, 2003, the maximum term of derivative instruments that hedge forecasted transactions was approximately 7 years.

The fair value of the Company's derivative instruments is estimated using various valuation models that conform to industry standards. The Company utilizes both vendor-developed and proprietary models, based on the complexity of transactions. Dealer market quotes are typically obtained for regularly traded contracts and provide the best estimate of fair value. However, when reliable dealer market quotes are not available, the Company uses a variety of market and portfolio data relative to the type and structure of contracts. Several of the more significant types of data that influence the Company's valuation models include interest rates, credit quality ratings, credit spreads, default probabilities and diversity scores. This data is obtained from highly recognized sources and is reviewed for reasonableness and applicability to the Company's derivative portfolio.

The use of market data requires management to make assumptions on how the fair value of derivative instruments is affected by current market conditions. Therefore, results can significantly differ between models and due to changes in management assumptions. The Company has dedicated resources to the development and ongoing review of its valuation models and has instituted procedures for the approval and control of data inputs. In addition, regular reviews are performed to ensure that the Company's valuation models are appropriate and produce values reflective of the current market environment.

In 2002, the Company revised several market data inputs used in determining the fair value of its insured credit derivatives. Market-based discount rates replaced the fixed discount rate previously established by the Company. In addition, a change in the data source received from a pricing data vendor resulted in a recalibration of credit spreads within the Company's valuation model. This information was validated by comparisons to three independent data sources. The Company also introduced dealer collateralized debt obligations (CDOs) market quotes to improve the quality of transaction-specific data. These modifications resulted in a negative change to the value of the Company's insured credit derivative portfolio for 2002. No modifications were made to the Company's non-insurance derivative valuation models. In 2003, the Company added an additional third-party data source for generic credit spread information used by the Company in its valuation process to avoid undue reliance on any single data vendor, as well as to enhance its assessment of fair values.

NOTE 7: TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

In accordance with SFAS 140, the Company does not reflect on its balance sheet financial assets involving the borrowing of securities that meet specific criteria. The Company had no security borrowing transactions at December 31, 2003. The fair value of securities received under security borrowing transactions not reflected on the balance sheet at year-end 2002 was $149 million. All of the securities borrowed were repledged for 2002. As of year-end 2002, the Company owned financial assets reflected in total investments and related to security borrowing transactions with a fair value of $126 million.

It is the Company's policy to take possession of securities borrowed. These contracts are primarily for MBIA's collateralized investment and repurchase agreement activity and are only transacted with high-quality dealer firms.

The Company minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and requiring additional collateral to be deposited with the Company when deemed necessary.

SFAS 140 also requires the Company to reclassify financial assets pledged as collateral under certain agreements and to report those assets at fair value as a separate line item on the balance sheet. As of year-end 2003 and 2002, the Company had $596 million and $668 million, respectively, in financial assets pledged as collateral.

NOTE 8: SECURITIZATION OF FINANCIAL ASSETS

In September 1999, Capital Asset sold substantially all of its remaining tax lien portfolio through a securitization. This securitization was the third in a series of such securitizations. Proceeds from this transaction were used to extinguish an existing warehouse financing facility that had been guaranteed by the Company. MBIA Corp. has insured the notes issued in connection with the securitizations. Consequently, the Company recorded a servicing liability which represents the fair value of such liability based upon the present value of projected servicing costs in excess of servicing revenues, discounted at 4.72%. The balance of the servicing liability as of December 31, 2003 is $3.8 million. Since the fourth quarter of 1999, a specialty servicing concern oversees the management of Capital Asset, whose activities consist of the administration and servicing of the assets securitized and other delinquent tax liens and related assets.

NOTE 9: STATUTORY ACCOUNTING PRACTICES

The financial statements have been prepared on the basis of GAAP, which differs in certain respects from the statutory accounting practices prescribed or permitted by the insurance regulatory authorities. Statutory accounting practices differ from GAAP in the following respects:

- upfront premiums are earned as the related risk expires rather than over the period of the risk;
- acquisition costs are charged to operations as incurred rather than deferred and amortized as the related premiums are earned;
- fixed-maturity securities are reported at amortized cost rather than fair value;
- a contingency reserve is computed on the basis of statutory requirements, and reserves for losses and LAE are established at present value for specific insured issues that are identified as currently or likely to be in default. Under GAAP, reserves are established based on the Company's reasonable estimate of the identified and unallocated losses and LAE on the insured obligations it has written;
- tax and loss bonds purchased are reflected as admitted assets as well as payments of income taxes;
- goodwill under GAAP represents the excess of the cost of acquisitions over the fair value of the net assets acquired, while on a statutory basis, the acquisitions of MBIA Corp. and MBIA Illinois were recorded at statutory book value. Therefore no goodwill was recorded;
- derivative assets and liabilities exclude insurance guarantees, while under GAAP, guarantees that do not qualify for the financial guarantee scope exception under SFAS 133 are recorded at fair value; and
- certain assets designated as "non-admitted assets" are charged directly against surplus but are reflected as assets under GAAP.

Consolidated net income of MBIA Corp. determined in accordance with statutory accounting practices for the years ended December 31, 2003, 2002 and 2001 was $669.2 million, $617.9 million and $571.0 million, respectively.

The following is a reconciliation of consolidated shareholders' equity presented on a GAAP basis for the Company and its consolidated subsidiaries to statutory capital and surplus for MBIA Corp. and its subsidiaries:

	As of December 31	
In thousands	2003	2002
Company's GAAP shareholders' equity	$ 6,259,015	$ 5,493,351
Contributions to MBIA Corp.	594,929	587,417
Premium revenue recognition	(643,443)	(608,152)
Deferral of acquisition costs	(319,728)	(302,222)
Unrealized gains	(831,764)	(838,135)
Contingency reserve	(2,368,224)	(2,276,834)
Unallocated loss and LAE reserves	297,741	284,547
Deferred income taxes	524,673	480,139
Tax and loss bonds	355,882	304,695
Goodwill	(76,938)	(76,938)
Derivative assets and liabilities	(6,263)	94,148
Non-admitted assets	(24,291)	(28,027)
Other items	(46,576)	44,020
Statutory capital and surplus	$ 3,715,013	$ 3,158,009

In 1998, the National Association of Insurance Commissioners (NAIC) adopted the Codification of Statutory Accounting Principles guidance (Codification), which replaced the Accounting Practices and Procedures manuals as the NAIC's primary guidance on statutory accounting effective as of January 1, 2001. The Codification provides guidance in areas where statutory accounting had been silent and changed current statutory accounting in some areas.

The New York State Insurance Department adopted the Codification guidance effective January 1, 2001. However, the New York State Insurance Department did not adopt the Codification rules on deferred taxes until December 31, 2002. The deferred tax effect of adoption on the statutory surplus of MBIA Corp. and its subsidiaries reduced surplus by $10.8 million.

NOTE 10: PREMIUMS EARNED FROM REFUNDED AND CALLED BONDS

Premiums earned include $125.6 million, $74.4 million and $54.6 million for 2003, 2002 and 2001, respectively, related to refunded and called bonds.

NOTE 11: INVESTMENTS

The Company's investment objective, excluding the Conduit programs which are managed separately, is to optimize long-term, after-tax returns while emphasizing the preservation of capital through maintenance of high quality investments with adequate liquidity. The Company's investment policies limit the amount of credit exposure to any one issuer. The fixed-maturity portfolio is comprised of high quality (average rating Double-A) taxable and tax-exempt investments of diversified maturities.

The following tables set forth the amortized cost and fair value of the available-for-sale fixed-maturity and short-term investments included in the consolidated investment portfolio of the Company as of December 31, 2003 and 2002:

In thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2003				
Taxable bonds:				
United States Treasury and government agency	$ 1,351,843	$ 75,590	$ (2,180)	$ 1,425,253
Corporate and other obligations	10,372,519	462,822	(36,777)	10,798,564
Mortgage-backed	1,573,626	39,888	(2,874)	1,610,640
Tax-exempt bonds:				
State and municipal obligations	4,786,060	345,458	(2,794)	5,128,724
Total	$18,084,048	$923,758	$(44,625)	$18,963,181

In thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2002				
Taxable bonds:				
United States Treasury and government agency	$ 1,391,571	$101,054	$ (195)	$ 1,492,430
Corporate and other obligations	6,512,859	411,962	(17,744)	6,907,077
Mortgage-backed	3,629,264	93,414	(7,105)	3,715,573
Tax-exempt bonds:				
State and municipal obligations	4,436,679	331,086	(488)	4,767,277
Total	$15,970,373	$937,516	$(25,532)	$16,882,357

Fixed-maturity investments carried at fair value of $13.9 million and $13.7 million as of December 31, 2003 and 2002, respectively, were on deposit with various regulatory authorities to comply with insurance laws.

Included in the preceding tables are investments that have been insured by MBIA Corp. At December 31, 2003, MBIA Corp. insured investments at fair value represented $4.3 billion or 22% of the total portfolio (excluding the Conduits). At December 31, 2002, MBIA Corp. insured investments at fair value represented $3.0 billion or 19% of the total portfolio.

A portion of the obligations under investment and repurchase agreements requires the Company to pledge securities as collateral. As of December 31, 2003 and 2002, the fair value of securities pledged as collateral with respect to these obligations approximated $3.3 billion.

The following table sets forth the distribution by contractual maturity of the available-for-sale fixed-maturity and short-term investments at amortized cost and fair value at December 31, 2003. Contractual maturity may differ from expected maturity because borrowers may have the right to call or prepay obligations.

In thousands	Amortized Cost	Fair Value
Within 1 year	$1,791,287	$1,791,287
Beyond 1 year but within 5 years	4,231,601	4,326,619
Beyond 5 years but within 10 years	3,493,008	3,671,838
Beyond 10 years but within 15 years	2,868,245	3,109,545
Beyond 15 years but within 20 years	1,307,677	1,419,866
Beyond 20 years	2,818,604	3,033,386
Mortgage-backed	1,573,626	1,610,640
Total fixed-maturity and short-term investments	$18,084,048	$18,963,181

The investments of the Conduits along with the investments of TRF are classified as held-to-maturity and are reported on the balance sheet at amortized cost, net of any unamortized discount and unamortized premium. These investments are primarily asset-backed securities and loans issued by major national and international corporations and other structured finance clients. The following table sets forth the distribution of the Conduit and TRF investments by contractual maturity at amortized cost at December 31, 2003.

In thousands	Amortized Cost
Within 1 year	$221,525
Beyond 1 year but within 5 years	2,136,257
Beyond 5 years but within 10 years	3,653,917
Beyond 10 years but within 15 years	1,845,233
Beyond 15 years but within 20 years	—
Beyond 20 years	529,348
Total Conduit investments	$8,386,280

The following table sets forth the gross unrealized losses of the fixed-maturity and equity investments included in accumulated other comprehensive income as of December 31, 2003. The table has segregated investments that have been in a continuous unrealized loss position for less than 12 months from those that have been in a continuous unrealized loss position for twelve months or longer.

In thousands	Less than 12 Months		12 Months or Longer		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
United States Treasury and government agency	$ 117,687	$ (2,180)	$ —	$ —	$ 117,687	$ (2,180)
Corporate and other obligations	1,900,708	(26,295)	205,084	(10,046)	2,105,792	(36,341)
Mortgage-backed	430,318	(2,908)	57,842	(371)	488,160	(3,279)
State and municipal obligations	494,878	(2,784)	347	(10)	495,225	(2,794)
Subtotal, debt securities	2,943,591	(34,167)	263,273	(10,427)	3,206,864	(44,594)
Equities	—	—	2,538	(31)	2,538	(31)
Total	$2,943,591	$(34,167)	$265,811	$(10,458)	$3,209,402	$(44,625)

As of December 31, 2003, the Company's fixed-maturity and equity investment portfolio had a gross unrealized loss of $44.6 million with no securities that were rated below investment grade. There were 22 securities that were in an unrealized loss position for a continuous twelve-month period or longer. Only two of the 22 securities had unrealized losses in which its book value exceeded market value by 20%. MBIA determined that the unrealized losses on these two securities were temporary in nature because there was no deterioration of credit quality spreads or a downgrade to below investment grade.

Note 12: Investment Income and Gains and Losses

The following table includes investment income from the insurance and corporate operations. Realized gains are generated as a result of the ongoing management of all the Company's investment portfolios. However, 2003 net realized gains were mainly the result of the Company selling securities to shorten the duration of its fixed-maturity portfolio.

In thousands	Years ended December 31 2003	2002	2001
Fixed-maturity	$414,750	$440,818	$413,872
Held-to-maturity	34,623	—	—
Short-term investments	18,732	9,034	12,672
Other investments	11,727	928	718
Gross investment income	479,832	450,780	427,262
Investment expenses	33,136	8,405	7,600
Net investment income	446,696	442,375	419,662
Net realized gains (losses):			
Fixed-maturity			
Gains	121,651	73,819	83,529
Losses	(43,656)	(48,710)	(62,748)
Net	77,995	25,109	20,781
Other investments			
Gains	6,786	725	67
Losses	(4,113)	(10,410)	(11,952)
Net	2,673	(9,685)	(11,885)
Total net realized gains	80,668	15,424	8,896
Total investment income	$527,364	$457,799	$428,558

Net unrealized gains consist of:

In thousands	As of December 31 2003	2002
Fixed-maturity:		
Gains	$ 923,758	$926,963
Losses	(44,625)	(15,914)
Net	879,133	911,049
Other investments:		
Gains	136,337	5,278
Losses	(933)	(1,374)
Net	135,404	3,904
Total	1,014,537	914,953
Deferred income taxes	354,680	319,982
Unrealized gains, net	$ 659,857	$594,971

The deferred income taxes are reflected in other accumulated comprehensive income in shareholders' equity.

The change in net unrealized gains consists of:

In thousands	Years ended December 31 2003	2002	2001
Fixed-maturity	$(31,916)	$633,774	$100,693
Other investments	131,500	3,970	13,184
Total	99,584	637,744	113,877
Deferred income tax	34,698	222,973	39,868
Unrealized gains, net	$ 64,886	$414,771	$ 74,009

NOTE 13: INCOME TAXES

Income from operations before provision for income taxes consisted of:

In thousands	Years ended December 31 2003	2002	2001
United States	$1,107,140	$767,990	$782,326
Non-United States	41,500	24,591	8,658
Total	$1,148,640	$792,581	$790,984

The Company files a consolidated tax return that includes all of its U.S. subsidiaries. The provision for income taxes is comprised of:

In thousands	Years ended December 31 2003	2002	2001
Current taxes:			
Federal	$290,483	$203,386	$208,311
State	1,216	527	1,021
Foreign	5,219	6,204	5,246
Deferred taxes:			
Federal	34,417	(6,434)	(5,481)
Foreign	3,720	2,080	(1,271)
Provision for income taxes	335,055	205,763	207,826
Deferred SFAS 133 transition	—	—	(7,036)
Total	$335,055	$205,763	$200,790

The provision for income taxes gives effect to permanent differences between financial and taxable income. Accordingly, the Company's effective income tax rate differs from the statutory rate on ordinary income. The reasons for the Company's lower effective tax rates are as follows:

	Years ended December 31 2003	2002	2001
Income taxes computed on pre-tax financial income at statutory rates	35.0%	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
Tax-exempt interest	(5.6)	(9.1)	(8.3)
Amortization of goodwill	—	—	0.2
Other	(0.2)	0.1	(0.6)
Provision for income taxes	29.2%	26.0%	26.3%

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2003 and 2002 are presented in the following table:

In thousands	As of December 31 2003	2002
Deferred tax assets:		
Tax and loss bonds	$ 368,798	$309,429
Loss and loss adjustment expense reserves	102,059	97,441
Other	108,239	111,963
Total gross deferred tax assets	579,096	518,833
Deferred tax liabilities:		
Contingency reserve	476,899	417,530
Deferred premium revenue	114,165	114,268
Deferred acquisition costs	102,493	101,317
Unrealized gains	337,175	294,160
Contingent commissions	555	552
Other	100,549	62,540
Total gross deferred tax liabilities	1,131,836	990,367
Net deferred tax liability	$ 552,740	$471,534

The Company has determined that a valuation allowance is unnecessary in connection with the deferred tax assets.

NOTE 14: BUSINESS SEGMENTS

MBIA Inc., through its subsidiaries, is a leading provider of financial guarantee products and specialized financial services. MBIA provides innovative and cost-effective products and services that meet the credit enhancement, financial and investment needs of its public- and private-sector clients, domestically and internationally. MBIA manages its activities primarily through three principal business operations: insurance, investment management services and municipal services. The Company has defined reportable segments within its business operations based on the way management assesses the performance and resource requirements of such operations.

The insurance operations provide an unconditional and irrevocable guarantee of the payment of principal and interest on insured obligations when due. The Company views its insurance operations as a reportable segment. This segment includes all activities related to global credit enhancement services provided principally by MBIA Corp. and its subsidiaries.

The Company's investment management services operations provide an array of products and services to the public, not-for-profit and corporate sectors. Such products and services are provided primarily through wholly owned subsidiaries of MBIA-AMC and include cash management, discretionary asset management and fund administration services and investment agreements and medium-term notes related to the origination of assets for investment management purposes. The investment management services operations' reportable segments are comprised of investment agreements and medium-term notes (MTNs), fixed-income advisory services, conduits and equity advisory services.

The Company's municipal services operations provide revenue enhancement services and products to public-sector clients nationwide, consisting of discovery, audit, collections/recovery, enforcement and information services through MBIA MuniServices and its wholly owned subsidiaries. The Company views its municipal services operations as a reportable segment.

The Company's corporate operations include investment income, interest expense and general expenses that relate to general corporate activities and not to one of the Company's three principal business operations. The Company views its corporate operations as a reportable segment.

Reportable segment results are presented net of material intersegment transactions. The following table summarizes the Company's operations for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31, 2003				
In thousands	Insurance	Investment Management Services	Municipal Services	Corporate	Total
Revenues [a]	$ 1,230,412	$ 422,655	$26,814	$ 9,000	$ 1,688,881
Interest expense	—	302,224	—	68,368	370,592
Net revenues	1,230,412	120,431	26,814	(59,368)	1,318,289
Expenses	238,925	70,326	25,857	14,874	349,982
Income (loss)	991,487	50,105	957	(74,242)	968,307
Gains and losses	148,207	16,750	139	15,237	180,333
Net income (loss) before taxes	1,139,694	66,855	1,096	(59,005)	1,148,640
Identifiable assets	$13,094,738	$16,665,341	$26,445	$481,210	$30,267,734

	Year ended December 31, 2002				
In thousands	Insurance	Investment Management Services	Municipal Services	Corporate	Total
Revenues [a]	$ 1,072,205	$ 424,434	$24,810	$ 9,426	$ 1,530,875
Interest expense	—	313,517	—	58,453	371,970
Net revenues	1,072,205	110,917	24,810	(49,027)	1,158,905
Expenses	196,758	61,446	24,408	17,259	299,871
Income (loss)	875,447	49,471	402	(66,286)	859,034
Gains and losses	(65,223)	(3,281)	(682)	2,733	(66,453)
Net income (loss) before taxes	810,224	46,190	(280)	(63,553)	792,581
Identifiable assets	$10,136,338	$ 8,406,011	$41,292	$268,460	$18,852,101

	Year ended December 31, 2001				
In thousands	Insurance	Investment Management Services	Municipal Services	Corporate	Total
Revenues [a]	$ 975,920	$ 442,156	$27,037	$ 6,899	$ 1,452,012
Interest expense	—	316,227	—	56,445	372,672
Net revenues	975,920	125,929	27,037	(49,546)	1,079,340
Expenses	179,582	62,910	29,951	20,874	293,317
Income (loss)	796,338	63,019	(2,914)	(70,420)	786,023
Gains and losses	(1,279)	1,729	(1,898)	6,409	4,961
Net income (loss) before taxes	795,059	64,748	(4,812)	(64,011)	790,984
Identifiable assets	$ 9,015,364	$ 6,958,727	$50,057	$175,537	$16,199,685

(a) Represents the sum of net premiums earned, net investment income, advisory fees, investment management fees and other fees.

The following table summarizes the segments within the investment management services operations for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31, 2003					
In thousands	Investment Agreements and MTNs	Fixed-Income Advisory Services	Conduits	Equity Advisory Services	Eliminations	Total Investment Management Services
Revenues	$ 350,745	$56,123	$ 21,134	$18,665	$ (24,012)	$ 422,655
Interest expense	294,068	—	15,776	—	(7,620)	302,224
Net revenues	56,677	56,123	5,358	18,665	(16,392)	120,431
Expenses	26,966	37,257	4,984	15,321	(14,202)	70,326
Income	29,711	18,866	374	3,344	(2,190)	50,105
Gains and losses	14,505	1,567	678	—	—	16,750
Net income before taxes	44,216	20,433	1,052	3,344	(2,190)	66,855
Identifiable assets	$10,002,331	$56,503	$6,949,714	$25,047	$(368,254)	$16,665,341

	Year ended December 31, 2002					
In thousands	Investment Agreements and MTNs	Fixed-Income Advisory Services	Conduits	Equity Advisory Services	Eliminations	Total Investment Management Services
Revenues	$ 346,985	$52,143	—	$36,390	$ (11,084)	$ 424,434
Interest expense	313,517	—	—	—	—	313,517
Net revenues	33,468	52,143	—	36,390	(11,084)	110,917
Expenses	16,543	32,439	—	23,548	(11,084)	61,446
Income	16,925	19,704	—	12,842	—	49,471
Gains and losses	(2,289)	(992)	—	—	—	(3,281)
Net income before taxes	14,636	18,712	—	12,842	—	46,190
Identifiable assets	$ 8,322,665	$53,055	—	$30,291	—	$ 8,406,011

	Year ended December 31, 2001					
In thousands	Investment Agreements and MTNs	Fixed-Income Advisory Services	Conduits	Equity Advisory Services	Eliminations	Total Investment Management Services
Revenues	$ 346,638	$49,771	—	$54,355	$ (8,608)	$ 442,156
Interest expense	316,227	—	—	—	—	316,227
Net revenues	30,411	49,771	—	54,355	(8,608)	125,929
Expenses	13,441	29,672		28,405	(8,608)	62,910
Income	16,970	20,099	—	25,950	—	63,019
Gains and losses	2,576	(847)	—	—	—	1,729
Net income before taxes	19,546	19,252	—	25,950	—	64,748
Identifiable assets	$ 6,888,275	$31,548	—	$38,904	—	$ 6,958,727

An increasingly significant portion of premiums reported within the insurance segment are generated outside the United States. The following table summarizes net premiums earned by geographic location of risk for years ended December 31, 2003, 2002 and 2001.

In thousands	2003	2002	2001
Total premiums earned:			
United States	$586	$490	$443
Non-United States	147	99	81
Total	$733	$589	$524

NOTE 15: STOCK SPLIT

On March 15, 2001 the Company's board of directors approved a three-for-two stock split. The three-for-two stock split was accomplished through a stock dividend distributed on April 20, 2001 to shareholders of record on April 2, 2001. All references to the number of common shares, except shares authorized, and to the per share information in the consolidated financial statements and related notes, have been adjusted to reflect the stock split on a retroactive basis.

NOTE 16: DIVIDENDS AND CAPITAL REQUIREMENTS

Under New York State insurance law, without prior approval of the superintendent of the state insurance department, financial guarantee insurance companies can pay dividends from earned surplus subject to retaining a minimum capital requirement. In the Company's case, dividends in any 12-month period cannot be greater than 10% of policyholders' surplus as shown on MBIA Corp.'s latest filed statutory financial statements. In 2003, MBIA Corp. declared and paid dividends of $240.0 million and, based upon the filing of its year-end 2003 statutory financial statement, has dividend capacity of $131.5 million for the first quarter of 2004 without special regulatory approval. During 2004, a similar calculation will be performed each quarter to determine the amount of dividend capacity for MBIA Corp.

The insurance departments of New York State and certain other statutory insurance regulatory authorities, and the agencies that rate the bonds insured by MBIA Corp. and its subsidiaries, have various requirements relating to the maintenance of certain minimum ratios of statutory capital and reserves to net insurance in force. MBIA Corp. and its subsidiaries were in compliance with these requirements as of December 31, 2003 and 2002.

NOTE 17: STOCK REPURCHASE PLAN

In the third quarter of 1999, the Company began acquiring shares of its common stock in connection with its stock repurchase plan. The plan authorizes the Company to repurchase up to 11.25 million of its outstanding common shares. During 2003, 2002 and 2001, the Company purchased 1.9 million, 4.2 million, and 0.2 million shares of common stock at an aggregate cost of $79.9 million, $208.1 million, and $7.8 million, respectively. As of December 31, 2003 the Company had repurchased a total of 9.5 million shares at an average price of $41.71 per share leaving approximately 1.7 million shares in the Company's share repurchase plan. The Company will only repurchase shares under this program when it is economically attractive and within rating agency constraints, including the Triple-A claims-paying ratings of MBIA Corp. Treasury stock is carried at cost as a component of stockholders' equity.

NOTE 18: LONG-TERM DEBT AND LINES OF CREDIT

The Company's long-term debt consists of notes and debentures listed in the following table by maturity date:

	As of December 31	
In thousands	2003	2002
1.943% Notes due 2008*	$ 5,550	$ 7,550
7.560% Notes due 2010	141,494	125,664
9.375% Notes due 2011	100,000	100,000
6.400% Notes due 2022**	299,578	300,000
7.000% Debentures due 2025	75,000	75,000
7.150% Debentures due 2027	100,000	100,000
6.625% Debentures due 2028	150,000	150,000
6.950% Notes due 2038***	50,000	50,000
8.000% Notes due 2040****	100,000	100,000
	1,021,622	1,008,214
Less unamortized discount	459	505
Plus unamortized premium	632	723
Plus fair value adjustment	—	24,638
Total	$1,021,795	$1,033,070

* These notes bear interest at three-month LIBOR plus a fixed spread. The current interest rate in effect is 1.943%.
** Callable 8/2006 @ 100.00
*** Callable 11/2003 @ 100.00
**** Callable 12/2005 @ 100.00

The Company's long-term debt is subject to certain covenants, none of which significantly restricts the Company's operating activities or dividend-paying ability.

In August of 2002, the Company completed a $300 million debt offering of 20-year senior notes, which carry a coupon rate of 6.4%. Part of the proceeds from this offering were used to redeem the Company's $100 million 8.2% debentures due October 1, 2022. This redemption occurred on October 1, 2002. The remainder of the proceeds was used for general corporate purposes.

In November 2003 the interest rate swap associated with the 6.95% notes due 2038 was terminated. As a result, the Company reversed $310 thousand out of its derivative assets, which was offset by the reversal of the fair value adjustment on the debt being hedged.

The aggregate maturity of long-term debt obligations as of December 31, 2003 for each of the next five years and thereafter commencing in 2004 was:

In thousands	2004	2005	2006	2007	2008	After 2008	Total
Long-term obligation payments due	$—	$—	$—	$—	$5,550	$1,016,072	$1,021,622

MBIA Corp. has a standby line of credit commitment in the amount of $700 million with a group of major Triple-A-rated banks to provide loans to MBIA Corp. This facility can be drawn upon if MBIA Corp. incurs cumulative losses (net of expected recoveries) on the covered portfolio (which is comprised of the Company's insured public finance obligations, with certain adjustments) in excess of the greater of $900 million or 5.0% of average annual debt service. The obligation to repay loans made under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations including certain installment premiums and other collateral. This commitment has a seven-year term expiring on October 31, 2010.

At January 1, 2003, the Company maintained $211 million of stop loss reinsurance coverage with three reinsurers. At the end of the third quarter, the Company elected not to renew two of the facilities with $175 million of coverage due to the rating downgrade of the stop loss providers. In addition, at the end of 2003, MBIA Corp. elected not to renew the remaining $35.7 million of stop loss reinsurance coverage effective January 1, 2004, also due to the rating downgrade of the stop loss reinsurer.

The Company also maintained two ten-year stop loss reinsurance facilities maturing in 2011 and 2012 for $100 million and $50 million, respectively. These facilities allowed the Company to issue subordinated securities and could be drawn upon if the Company incurred cumulative losses (net of any recoveries) above an annually adjusted attachment point, which was $1.76 billion for 2003. The $50 million facility was not renewed in the fourth quarter due to a rating downgrade of the related provider, with the remaining $100 million facility remaining in effect as of December 31, 2003.

In December 2003, MBIA Corp. had access to $400 million of Money Market Committed Preferred Custodial Trust securities (CPS securities) that were issued by eight Trusts which were created for the primary purpose of issuing CPS securities and investing the proceeds in high quality commercial paper or short-term U.S. Government obligations. MBIA Corp. has a put option to sell to the Trusts the perpetual preferred stock of MBIA Corp. If MBIA Corp. exercises its put option, the Trusts will transfer the proceeds to MBIA Corp. in exchange for MBIA Corp. preferred stock. The Trusts will hold the preferred stock and distribute the preferred dividend to their holders. MBIA Corp. has the right to redeem the preferred shares, and then put the preferred stock back to the Trust again, indefinitely. Any preferred stock issued by MBIA Corp. would be non-cumulative unless MBIA Corp. pays dividends on its common stock, during which time the dividends on its preferred stock would be cumulative. Preferred stockholders would have rights that are subordinated to insurance claims, as well as to the general unsecured creditors, but senior to any common stockholders of MBIA Corp.

The Trusts were created as a vehicle for providing capital support to MBIA Corp. by allowing it to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put options. S&P and Moody's rate the Trusts AA/aa2, respectively. To date, MBIA Corp. has not exercised its put options under any of these arrangements.

The Company and MBIA Corp. maintain two short-term bank liquidity facilities totaling $675 million; a $225 million facility with a term of 364 days and a $450 million facility with a four-year term. As of December 31, 2003, there were no borrowings outstanding under these agreements.

As part of its structured financing program, TRS accesses the capital markets for short-term asset-backed funding through the use of Triple-A, an MBIA Conduit. TRS had no outstanding debt at December 31, 2003 and December 31, 2002 and $44 million at December 31, 2001. In October 2002, all remaining assets, liabilities and derivative contracts of TRS matured. As of December 31, 2003, TRS remains inactive.

The Company has $19.8 million of outstanding letters of credit for MBIA-MISC that are intended to support the net asset value of certain investment pools managed by MBIA-MISC. These letters can be drawn upon in the event that the liquidation of such assets is required and the proceeds are less than the cost. In addition, the Company has issued commitments to three pooled investment programs managed or administered by MBIA-MISC and its subsidiary. These commitments cover losses in such programs should the net asset values per share decline below specified per share values. At December 31, 2003, the maximum amount of future payments that the Company would be required to make under these commitments was $2.9 billion. These commitments shall be in effect so long as MBIA-MISC and its subsidiary remain as manager or administrator and each program remains in compliance with its respective investment objectives and policies.

Note 19: Investment Agreement, Medium-Term Note and Conduit Debt Obligations

Obligations under investment agreements are recorded as liabilities on the balance sheet based upon proceeds received plus unpaid accrued interest from that date. Upon the occurrence of certain contractually agreed-upon events, some of these funds may be withdrawn at various times prior to maturity at the option of the investor. As of December 31, 2003, the annual interest rates on these agreements ranged from 0.84% to 8.02% and the weighted-average interest rate was 3.7%.

Principal payments due under these investment agreements in each of the next five years ending December 31 and thereafter, based upon expected withdrawal dates, are as follows:

In thousands	Principal Amount*
Expected withdrawal date:	
2004	$2,496,204
2005	1,151,705
2006	404,309
2007	446,644
2008	281,113
Thereafter	2,559,593
Total	$7,339,568

*Principal amounts include transactions that reflect the principal at maturity for liabilities issued at a discount.

IMC also provides agreements obligating it to purchase designated securities in a bond reserve fund at par value upon the occurrence of certain contractually agreed-upon events. The opportunities and risks in these agreements are analogous to those of investment agreements. The total par value of securities subject to these agreements was $21.1 million at December 31, 2003.

Medium-term note obligations are recorded as liabilities on the balance sheet based upon proceeds received plus unpaid accrued interest. In 2003, GFL issued $1.6 billion U.S. dollar and 15 billion Japanese yen floating rate medium-term notes. The rates of the medium-term notes are fixed, or are indexed to LIBOR or the effective Federal Funds rate. As of December 31, 2003 the annual interest rates of the medium-term notes ranged from 1.1% to 6.0% and the weighted-average interest rate was 2.2%.

Principal payments due under these medium-term notes based on their contractual maturity dates are as follows:

In thousands	Principal Amount*
Maturity date:	
2004	$ 452,086
2005	677,512
2006	353,957
2007	53,910
2008	10,398
Thereafter	723,247
Total	$2,271,110

*Principal amounts of yen denominated medium-term notes have been converted from yen into U.S. dollars. Additionally, principal amounts include transactions that reflect the principal at maturity for liabilities issued at a discount.

Conduit debt obligations, including TRF, are recorded as liabilities on the balance sheet based upon proceeds received, net of unamortized discount and unamortized premium plus unpaid accrued interest. These obligations include long-term, medium-term and commercial paper note obligations. The long-term note obligation had an interest rate of 1.6%. The rates of the medium-term note obligations are indexed to LIBOR and as of December 31, 2003 range from 1.24% to 4.31%. The commercial paper note obligations had interest rates ranging from 1.03% to 1.30% as of December 31, 2003. The weighted-average interest rate of all Conduit obligations was 2.0%.

Principal payments due under the Conduit long-term, medium-term and commercial paper note obligations based on their contractual maturity dates are as follows:

In thousands	Principal Amount*
Maturity date:	
2004	$4,253,955
2005	158,917
2006	310,083
2007	1,305,137
2008	489,250
Thereafter	1,550,729
Total	$8,068,071

*Principal amounts of GBP denominated medium-term notes have been converted from GBP into U.S. dollars.

Included above in the obligations maturing in 2004 are Triple-A commercial paper note obligations of $2.6 billion, which mature January 2004. Triple-A enters into 364-day or shorter term credit facilities with multiple independent third-party credit support providers as a source of liquidity in the event of a commercial paper market disruption.

Note 20: Net Insurance in Force

MBIA Corp. guarantees the timely payment of principal and interest on municipal, asset-/mortgage-backed and other non-municipal securities. MBIA Corp.'s ultimate exposure to credit loss in the event of nonperformance by the insured is represented by the net insurance in force in the tables that follow.

The insurance policies issued by MBIA Corp. are unconditional commitments to guarantee timely payment on the bonds and notes to bondholders. The creditworthiness of each insured issue is evaluated prior to the issuance of insurance, and each insured issue must comply with MBIA Corp.'s underwriting guidelines. Further, the payments to be made by the issuer on the bonds or notes may be backed by a pledge of revenues, reserve funds, letters of credit, investment contracts or collateral in the form of mortgages or other assets. The right to such money or collateral would typically become MBIA Corp.'s upon the payment of a claim by MBIA Corp.

MBIA Corp. maintains underwriting guidelines based on those aspects of credit quality that it deems important for each category of obligation considered for insurance. For global public finance transactions these include economic and social trends, debt and financial management, adequacy of anticipated cash flow, satisfactory legal structure and other security provisions, viable tax and economic bases, adequacy of loss coverage and project feasibility. For global structured finance transactions, MBIA Corp.'s underwriting guidelines, analysis and due diligence focus on seller/servicer credit and operational quality. MBIA also analyzes the quality of the asset pool as well as its historical and projected performance. The strength of the structure, including legal segregation of the assets, cash flow analysis, the size and source of first loss protection, asset performance triggers and financial covenants are also reviewed. Such guidelines are subject to periodic review by management, who are responsible for establishing the criteria for the Company's underwriting standards as well as maintaining the standards in its insurance operations.

As of December 31, 2003, insurance in force, net of cessions to reinsurers, had an expected range of maturity of 1 - 46 years. The distribution of net insurance in force by geographic location, excluding $9.7 billion and $8.0 billion relating to transactions guaranteed by MBIA Corp. on behalf of various investment management services' affiliated companies in 2003 and 2002, respectively, is set forth in the following table:

	As of December 31			
	2003		2002	
In billions Geographic Location	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
California	$104.5	12.5%	$ 94.1	12.0%
New York	64.8	7.7	68.6	8.8
Florida	40.6	4.9	36.1	4.6
Texas	32.3	3.9	31.1	4.0
Illinois	31.7	3.8	31.9	4.1
New Jersey	28.0	3.3	28.5	3.7
Massachusetts	23.2	2.8	23.1	3.0
Pennsylvania	22.7	2.7	22.1	2.8
Washington	17.7	2.1	15.1	1.9
Michigan	17.0	2.0	16.0	2.0
Subtotal	382.5	45.7	366.6	46.9
Nationally diversified	135.6	16.3	139.0	17.8
Other states	203.9	24.4	197.4	25.2
Total United States	722.0	86.4	703.0	89.9
Internationally diversified	48.8	5.8	39.6	5.0
Country specific	65.0	7.8	39.0	5.1
Total Non-United States	113.8	13.6	78.6	10.1
Total	$835.8	100.0%	$781.6	100.0%

The net insurance in force by type of bond is set forth in the following table:

In billions Bond Type	2003 Net Insurance In Force	2003 % of Net Insurance In Force	2002 Net Insurance In Force	2002 % of Net Insurance In Force
Global Public Finance:				
United States				
General obligation	$206.3	24.7%	$185.7	23.7%
Utilities	98.6	11.8	89.9	11.5
Special revenue	83.9	10.0	77.1	9.9
Health care	59.5	7.1	62.3	8.0
Transportation	51.7	6.2	49.7	6.4
Higher education	32.2	3.8	33.0	4.2
Housing	29.5	3.6	28.2	3.6
Investor-owned utilities	29.4	3.5	34.4	4.4
Total United States	591.1	70.7	560.3	71.7
Non-United States				
Sovereign	14.7	1.8	4.1	0.5
Transportation	10.4	1.2	4.4	0.6
Utilities	7.5	0.9	3.6	0.5
Investor-owned utilities	4.5	0.5	5.1	0.6
Sub-sovereign	1.5	0.2	1.4	0.2
Housing	0.8	0.1	0.7	0.1
Health care	0.6	0.1	2.6	0.3
Higher education	0.1	—	0.1	—
Total Non-United States	40.1	4.8	22.0	2.8
Total Global Public Finance	631.2	75.5	582.3	74.5
Global Structured Finance:				
United States				
CDO, CLO and CBO	41.8	5.0	38.8	5.0
Mortgage-backed:				
Home equity	15.7	1.9	22.1	2.8
Other	12.4	1.5	12.0	1.5
First mortgage	5.4	0.7	6.7	0.9
Asset-backed:				
Auto	14.5	1.7	16.0	2.0
Credit cards	9.8	1.2	14.1	1.8
Other	7.5	0.9	8.3	1.1
Leasing	1.0	0.1	4.4	0.6
Pooled corp. obligations & other	20.5	2.4	15.7	2.0
Financial risk	2.3	0.3	4.6	0.6
Total United States	130.9	15.7	142.7	18.3
Non-United States				
CDO, CLO and CBO	40.6	4.9	33.6	4.3
Mortgage-backed:				
First mortgage	8.5	1.0	5.7	0.7
Other	7.4	0.9	2.9	0.4
Home equity	0.6	0.1	—	—
Pooled corp. obligations & other	8.5	1.0	8.9	1.1
Asset-backed	5.5	0.6	2.6	0.3
Financial risk	2.6	0.3	2.9	0.4
Total Non-United States	73.7	8.8	56.6	7.2
Total Global Structured Finance	204.6	24.5	199.3	25.5
Total	$835.8	100.0%	$781.6	100.0%

As of December 31

The insurance operations have entered into certain guarantees of derivative contracts, included in the preceding tables, which do not qualify for the financial guarantee scope exception under SFAS 133. These contracts are discussed further in Note 6. The maximum amount of future payments that MBIA Corp. may be required to make under these guarantees, should a full default occur, is $68.3 billion. This amount is net of cessions to reinsurers of $15.2 billion. MBIA Corp.'s guarantees of derivative contracts have a legal maximum range of maturity of 1 - 75 years. A small number of guaranteed credit derivative contracts have long maturities to satisfy regulatory requirements imposed on MBIA's counterparties. However, the expected maturities of such contracts are much shorter due to amortizations and prepayments in the underlying collateral pools. In accordance with SFAS 133, the fair values of these guarantees at December 31, 2003 are recorded on the balance sheet as assets and liabilities, representing gross gains and losses, of $55.8 million and $49.6 million, respectively.

MBIA Corp. may hold recourse provisions with third parties in these transactions through both reinsurance and subrogation rights. MBIA Corp.'s reinsurance arrangements provide that should MBIA Corp. pay a claim under a guarantee of a derivative contract, then MBIA Corp. can collect amounts from any reinsurers that have reinsured the guarantee on either a proportional or non-proportional basis depending upon the underlying reinsurance agreement. MBIA Corp. may also have recourse through subrogation rights whereby if MBIA Corp. makes a claim payment, it is entitled to any rights of the insured counterparty, including the right to any assets held as collateral.

MBIA Corp. has also issued guarantees of certain obligations issued by its investment management affiliates that are not included in the previous tables. These guarantees take the form of insurance policies issued by MBIA Corp. on behalf of the investment management affiliates. Should one of these affiliates default on their insured obligations, MBIA Corp. will be required to pay all scheduled principal and interest amounts outstanding. As of December 31, 2003, the maximum amount of future payments that MBIA Corp. could be required to make under these guarantees, should a full default occur, is $9.7 billion. These guarantees have a maximum range of maturity of 1 - 42 years. These guarantees were entered into on an arm's length basis and are fully collateralized by marketable securities. MBIA Corp. has both direct recourse provisions and subrogation rights in these transactions. If MBIA Corp. is required to make a payment under any of these affiliate guarantees, it would have the right to seek reimbursement from such affiliate and to liquidate any collateral to recover all or a portion of the amounts paid under the guarantee.

Note 21: Reinsurance

MBIA Corp. reinsures exposure to other insurance companies under various treaty and facultative reinsurance contracts, both on a pro-rata and non-proportional basis. In the event that any or all of the reinsurers were unable to meet their obligations, MBIA Corp. would be liable for such defaulted amounts.

Amounts deducted from gross insurance in force for reinsurance ceded by MBIA Corp. and its subsidiaries were $170.0 billion and $171.0 billion at December 31, 2003 and 2002, respectively. The distribution of ceded insurance in force by geographic location is set forth in the following table:

	As of December 31			
	2003		2002	
In billions Geographic Location	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
California	$ 18.8	11.1%	$ 18.8	11.0%
New York	9.7	5.7	11.1	6.5
New Jersey	6.6	3.9	6.9	4.0
Texas	6.0	3.5	6.5	3.8
Florida	5.3	3.1	4.9	2.9
Massachusetts	5.0	3.0	5.2	3.0
Illinois	4.6	2.7	4.7	2.7
Puerto Rico	4.0	2.3	4.2	2.5
Colorado	3.9	2.3	4.0	2.3
Pennsylvania	3.4	2.0	3.4	2.0
Subtotal	67.3	39.6	69.7	40.7
Nationally diversified	30.1	17.7	34.6	20.2
Other states	30.6	18.0	30.9	18.1
Total United States	128.0	75.3	135.2	79.0
Internationally diversified	16.0	9.4	11.8	6.9
Country specific	26.0	15.3	24.0	14.1
Total Non-United States	42.0	24.7	35.8	21.0
Total	$170.0	100.0%	$171.0	100.0%

The distribution of ceded insurance in force by type of bond is set forth in the following table:

	As of December 31			
	2003		2002	
In billions Bond Type	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
Global Public Finance:				
United States				
General obligation	$ 24.8	14.6%	$ 23.7	13.9%
Transportation	18.4	10.8	18.5	10.8
Utilities	18.2	10.7	18.5	10.9
Health care	13.9	8.2	14.3	8.4
Special revenue	12.7	7.5	12.8	7.5
Investor-owned utilities	4.6	2.7	5.5	3.2
Higher education	3.3	1.9	3.3	1.9
Housing	2.7	1.6	2.8	1.6
Total United States	98.6	58.0	99.4	58.2
Non-United States				
Transportation	7.0	4.2	5.6	3.3
Utilities	5.3	3.1	2.5	1.5
Sovereign	4.0	2.3	1.3	0.8
Investor-owned utilities	2.1	1.2	4.1	2.4
Sub-sovereign	1.0	0.6	0.9	0.5
Health care	0.2	0.2	0.6	0.3
Housing	0.1	—	0.1	—
Total Non-United States	19.7	11.6	15.1	8.8
Total Global Public Finance	118.3	69.6	114.5	67.0
Global Structured Finance:				
United States				
Asset-backed:				
Auto	4.6	2.7	6.2	3.6
Credit cards	3.8	2.2	4.4	2.6
Other	0.7	0.4	0.8	0.5
Leasing	0.1	0.1	1.8	1.1
Mortgage-backed:				
Home equity	4.0	2.4	6.6	3.8
Other	2.0	1.2	2.2	1.3
First mortgage	0.5	0.3	0.7	0.4
Pooled corp. obligation & other	7.6	4.5	6.7	3.9
CDO, CLO and CBO	6.0	3.5	6.0	3.5
Financial risk	0.1	—	0.3	0.2
Total United States	29.4	17.3	35.7	20.9
Non-United States				
CDO, CLO and CBO	10.7	6.3	9.8	5.7
Pooled corp. obligations & other	3.6	2.1	5.2	3.1
Financial risk	2.4	1.4	2.5	1.4
Asset-backed	2.4	1.3	1.1	0.6
Mortgage-backed:				
Other	1.7	1.0	1.0	0.6
First mortgage	1.5	1.0	1.2	0.7
Total Non-United States	22.3	13.1	20.8	12.1
Total Global Structured Finance	51.7	30.4	56.5	33.0
Total	$170.0	100.0%	$171.0	100.0%

As part of the Company's portfolio shaping activity in 1998, the Company entered into reinsurance agreements with highly rated reinsurers that obligate the Company to cede future premiums to the reinsurers through October 1, 2004.

Components of premiums written including reinsurance assumed from and ceded to other companies is set forth in the following table:

	Years ended December 31		
In thousands	2003	2002	2001
Direct	$1,249,832	$932,204	$839,386
Assumed	18,976	19,727	25,840
Gross	1,268,808	951,931	865,226
Ceded	(235,736)	(198,526)	(235,362)
Net	$1,033,072	$753,405	$629,864

Ceding commissions received from reinsurers before deferrals were $67.9 million, $49.9 million, and $55.2 million, in 2003, 2002 and 2001, respectively.

Note 22: Pension and Profit-Sharing Plans

The Company has a non-contributory, defined contribution pension plan to which the Company contributes 10% of each eligible employee's annual compensation. Annual compensation consists of base salary, bonus and commissions, as applicable, for determining such contributions. Pension benefits vest over a five-year period with 60% vesting after three years and 20% in years four and five. Pension expense for the years ended December 31, 2003, 2002 and 2001 was $10.1 million, $10.1 million, and $7.4 million, respectively.

The Company also has a profit-sharing/401(k) plan. The plan is a voluntary contributory plan that allows eligible employees to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute through payroll deductions up to 10% of eligible compensation. The Company matches employee contributions up to the first 5% of such compensation with MBIA common stock. The benefit of the Company's contributions vests over five years with 60% vesting after three years and then 20% in years four and five. Generally, a participating employee is entitled to distributions from the plan upon termination of employment, retirement, death or disability. Participants who qualify for distribution may receive a single lump sum, transfer the assets to another qualified plan or individual retirement account, or receive a series of specified installment payments. Company contributions to the profit-sharing/401(k) plan aggregated $5.1 million, $3.4 million, and $3.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Amounts relating to the above plans that exceed limitations established by federal regulations are contributed to a non-qualified deferred compensation plan. These non-qualified contributions are included in the above stated pension and profit-sharing/401(k) match amounts and totaled $3.4 million, $3.9 million, and $3.0 million for the pension plan, and $1.7 million, $1.5 million, and $1.8 million for the profit-sharing/401(k) plan for the years ending December 31, 2003, 2002 and 2001, respectively.

Note 23: Long-Term Incentive Plans

On May 11, 2000, the Company's shareholders approved the 2000 Stock Option Plan (the 2000 plan). The 2000 plan superseded the Company's 1987 stock option plan (the 1987 plan), and shares available for grant under the 1987 plan were canceled and are no longer available for grant. Options previously granted under the 1987 plan remain outstanding in accordance with their terms and with the terms of the 1987 plan. The 2000 plan enables key employees of the Company and its subsidiaries to acquire shares of common stock of the Company or to benefit from appreciation in the price of the common stock of the Company. Options granted will either be Incentive Stock Options (ISOs), where they qualify under Section 422(a) of the Internal Revenue Code, or Non-Qualified Stock Options (NQSOs).

ISOs and NQSOs are granted at a price not less than 100% of the fair value, defined as closing price, of the Company's common stock as determined on the date granted. Options are exercisable as specified at the time of grant and expire ten years from the date of grant (or shorter if specified or following termination of employment).

The board of directors of the Company has authorized a maximum of 7,350,000 shares of the Company's common stock to be granted as options under the 2000 plan. As of December 31, 2003, 5,001,931 options had been granted under the 2000 plan, net of expirations and cancellations, leaving the total available for future grants at 2,348,069.

The stock option grants, which may continue to be awarded every year, provide the right to purchase shares of common stock at the fair value of the stock on the date of the grant. In 2003, 1,436,010 options were awarded under the 2000 plan. These options vest over four or five years depending on the level of the recipient. Prior option grants are not taken into account in determining the number of options granted in any year.

In December 1995, the MBIA Inc. board of directors approved the "MBIA Long-Term Incentive Program" (the incentive program). The incentive program includes a stock option component (described above) and a compensation component linked to the growth in book value per share, including certain adjustments, of the Company's stock (modified book value) over a three-year period following the grant date. Target levels for the incentive program awards are established as a percentage of total salary and bonus, based upon the recipient's position. Awards under the incentive program typically are granted from the vice president level up to and including the chairman and chief executive officer. Actual amounts to be paid are adjusted upward or downward depending on the growth of modified book value versus a baseline target, with a minimum growth of 8% necessary to receive any payment and an 18% growth necessary to receive the maximum payment. Awards under the incentive program are divided equally between the two components, with approximately 50% of the award to be given in stock options and approximately 50% of the award to be paid in cash or shares of Company stock. Payments are made at the end of each three-year measurement period. During 2003, 2002 and 2001, $21.8 million, $18.8 million, and $17.0 million, respectively, were recorded as an expense related to modified book value awards.

In December 1995, the Company adopted a restricted stock program whereby certain employees are granted restricted shares of the Company's common stock. These stock awards may only be sold three, four or five years from the date of grant, at which time the awards fully vest.

In 2003 and 2002, respectively, 247,543 and 124,815 restricted shares (net of canceled shares) of the Company's common stock were granted to certain employees and directors of the Company. The fair value of the shares awarded (net of cancellations) in 2003 and 2002, determined on the grant date, was $9.0 million and $6.7 million, respectively, which has been recorded as "Unearned compensation-restricted stock" and is shown as a separate component of shareholders' equity. Unearned compensation is amortized to expense over the appropriate three- to five-year vesting period (except for a minor portion granted to members of the MBIA Inc. board of directors which are amortized over a ten-year period). Compensation expense related to the restricted stock was $6.3 million, $5.4 million, and $2.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

In 1992, CapMAC adopted an Employee Stock Ownership Plan (ESOP) to provide its employees the opportunity to obtain beneficial interests in the stock of CapMAC through a trust (the ESOP Trust). The ESOP Trust purchased 525,938 shares of the Company's stock. The ESOP Trust financed its purchase of common stock with a loan from the Company in the amount of $10 million, which was fully repaid in 2001. An amount representing unearned employee compensation, equivalent in value to the unpaid balance of the ESOP loan, is recorded as "Unallocated ESOP shares" and is shown as a separate component of shareholders' equity.

In July 1999, the Company contributed 20,096 additional shares to the ESOP plan. Subsequent to this contribution, the ESOP plan was merged with the MBIA Inc. Employee Profit-Sharing/401(k) plan. In conjunction with the merger of the plans, released ESOP shares are used to fund the 401(k) company match obligations. During 2003, 2002 and 2001, 36,030, 62,709, and 45,611 shares, respectively, were utilized for the 401(k) company match. As of December 31, 2003, 2002 and 2001, respectively, a total of 546,034, 510,004, and 447,295 shares have been allocated to the participants. During 2003 all of the remaining unallocated ESOP shares were allocated to the participants.

Prior to 2002, the Company elected to follow APB 25 and related interpretations in accounting for its employee stock options. No stock-based employee compensation cost for stock options is reflected in net income prior to 2002 as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

Effective January 1, 2002 the Company adopted the fair value recognition provisions of SFAS 123. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS 148, compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results for prior years have not been restated. Employee stock compensation expense for the years ended December 31, 2003 and 2002 totaled $26.4 million and $23.9 million, respectively.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. The number of significant options granted and the assumptions used for valuing such option grants during the last three years are shown in the following table:

	February 2003	October 2002	February 2002	July 2001	January 2001
Number of options granted	1,414,010	260,000	1,536,875	115,000	1,032,000
Exercise price	$36.69	$36.72	$52.81	$56.16	$44.625
Dividend yield	2.180%	1.852%	1.140%	1.120%	1.120%
Expected volatility	.3330	.3166	.2954	.2953	.2953
Risk-free interest rate	3.483%	3.305%	4.835%	5.065%	5.065%
Expected option term (in years)	6.40	6.40	6.26	6.25	6.25

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

The following table displays the total number of options granted during the last three years. The proxy officers represent the five most highly compensated officers as disclosed in the Company's proxy statement.

	Number of Options Granted		
	2003	2002	2001
Proxy officers	669,000	780,000	649,500
Other senior officers	262,500	257,500	382,500
Senior officers	931,500	1,037,500	1,032,000
Other employees	504,510	816,104	233,374
Total	1,436,010	1,853,604	1,265,374

A summary of the Company's stock option plan as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates, is set forth in the following table:

	2003	
Options	Number of Shares	Weighted Avg. Price per Share
Outstanding at beginning of year	9,533,766	$42.1900
Granted	1,436,010	36.8754
Exercised	748,484	52.5683
Expired or canceled	97,944	45.1221
Outstanding at year-end	10,123,348	$42.7479
Exercisable at year-end	2,976,626	$39.3808
Weighted-average fair value per share of options granted during the year		$11.3446

Options	2002 Number of Shares	2002 Weighted-Avg. Price per Share
Outstanding at beginning of year	8,325,780	$39.3329
Granted	1,853,604	50.4200
Exercised	479,228	55.5400
Expired or canceled	166,390	44.7200
Outstanding at year-end	9,533,766	$42.1900
Exercisable at year-end	3,033,711	$34.9900
Weighted-average fair value per share of options granted during the year		$17.1878

Options	2001 Number of Shares	2001 Weighted-Avg. Price per Share
Outstanding at beginning of year	7,931,193	$36.6711
Granted	1,265,374	45.9146
Exercised	738,022	52.4755
Expired or canceled	132,765	40.8684
Outstanding at year-end	8,325,780	$39.3329
Exercisable at year-end	2,824,744	$31.5127
Weighted-average fair value per share of options granted during the year		$16.1118

The following table summarizes information about the plan's stock options at December 31, 2003:

Range of Average Exercise Price	Number Outstanding at 12/31/03	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable at 12/31/03	Weighted-Average Exercise Price
$16.71-29.71	236,284	2.02	$22.55	222,784	$22.29
$32.54-36.72	3,110,925	7.27	$34.94	990,785	$33.07
$37.42-46.89	4,355,437	5.33	$44.54	1,134,612	$42.99
$47.82-59.64	2,420,702	7.31	$51.53	628,445	$48.87
Total	10,123,348	6.32	$42.75	2,976,626	$39.38

NOTE 24: RELATED PARTY TRANSACTIONS

Related parties are defined as the following:

- Affiliates of the Company: An affiliate is a party that directly or indirectly controls, is controlled by or is under common control with the Company. Control is defined as having, either directly or indirectly, the power to direct the management and policies of the Company through ownership, by contract or otherwise.
- Entities for which investments are accounted for by the equity method by the Company.
- Trusts for the benefit of employees, such as pension and profit-sharing trusts, that are managed by or under the trusteeship of management.
- Principal owners of the Company defined as owners of record or known beneficial owners of more than 10 percent of the voting interests of the Company.
- Management of the Company which includes persons who are responsible for achieving the objectives of the Company and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the chief executive officer, chief operating officer, vice president in charge of principal business functions and other persons who perform similar policymaking functions.
- Members of the immediate families of principal owners of the Company and its management. This includes family members whom a principal owner or a member of management might control or influence or by whom they may be controlled or influenced because of the family relationship.
- Other parties with which the Company may deal if one party controls or can significantly influence the management or policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.
- Other parties that can significantly influence the management or policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to the extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

From time to time the Company may enter into transactions with related parties that the Company deems immaterial or which occur in the normal course of business and are transacted at "arms length." Since 1989, MBIA Corp. has executed five surety bonds to guarantee the payment obligations of the members of the Association that had their S&P claims-paying rating downgraded from Triple-A on their previously issued Association policies. In the event that they do not meet their Association policy payment obligations, MBIA Corp. will pay the required amounts directly to the paying agent. The aggregate outstanding exposure on these surety bonds as of December 31, 2003 is $340 million.

MBIA Inc., through its subsidiaries, is responsible for providing investment advisory and certain related administrative services to the MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund, the 1838 Bond-Debenture Trading Fund and the 1838 Investment Advisors Funds (collectively, the "Funds"). Additionally, MBIA Inc., through its subsidiaries, earned investment management, accounting, administration and service fees related to the Funds, which aggregated $1.4 million and $1.7 million, for the years ended December 31, 2003 and 2002, respectively, and are included in revenues in the accompanying Consolidated Statements of Income.

The Company had no loans outstanding with any executive officers or directors during 2003, with the exception of split-dollar life insurance policies. As the Company believes such policies fall within the prohibitions on loans to executives imposed under the Sarbanes-Oxley Act, such policies were terminated in the fourth quarter of 2003.

NOTE 25: FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts of financial instruments shown in the following table have been determined by the Company using available market information and appropriate valuation methodologies. However, in certain cases considerable judgment was required to interpret market data in order to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

FIXED-MATURITY SECURITIES The fair value of fixed-maturity securities available-for-sale is based upon quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

CONDUIT INVESTMENTS The Conduit investments are comprised of fixed and floating rate fixed maturity securities and short-term investments. The carrying values of the floating rate investments approximate their fair values. The fair value of the fixed rate investments is determined by calculating the net present value of estimated future cash flows assuming prepayments, defaults and discount rates that the Company believes market participants would use for similar assets. The short-term investments are carried at amortized cost, which approximates fair value.

SHORT-TERM INVESTMENTS Short-term investments are carried at amortized cost, which approximates fair value.

OTHER INVESTMENTS Other investments include the Company's interest in equity-oriented and equity-method investments. The fair value of these investments is based on quoted market prices, investee financial statements or cash flow modeling.

CASH AND CASH EQUIVALENTS, RECEIVABLE FOR INVESTMENTS SOLD, SHORT-TERM DEBT, AND PAYABLE FOR INVESTMENTS PURCHASED The carrying amounts of these items are a reasonable estimate of their fair value.

PREPAID REINSURANCE PREMIUMS The fair value of the Company's prepaid reinsurance premiums is based on the estimated cost of entering into an assumption of the entire portfolio with third-party reinsurers under current market conditions.

VARIABLE INTEREST ENTITY ASSETS Variable interest entity assets consist of floating rate notes and related accrued interest. The carrying values of variable interest entity assets approximate their fair values due to the term of the applicable interest rates.

DEFERRED PREMIUM REVENUE The fair value of the Company's deferred premium revenue is based on the estimated cost of entering into a cession of the entire portfolio with third-party reinsurers under current market conditions.

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES The carrying amount is composed of the present value of the expected cash flows for specifically identified claims combined with an estimate for unidentified claims. Therefore, the carrying amount is a reasonable estimate of the fair value of the reserve.

INVESTMENT AGREEMENTS AND MEDIUM-TERM NOTES The fair values of investment agreements and medium-term notes are estimated using discounted cash flow calculations based upon interest rates currently being offered for similar agreements with maturities consistent with those remaining for the agreements being valued.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE The fair value is estimated based upon the quoted market prices of the transactions' underlying collateral.

CONDUIT DEBT OBLIGATIONS The carrying values of Conduit debt obligations approximate their fair values primarily due to their liquidity or variability in interest rates.

LONG-TERM DEBT The fair value is estimated based on the quoted market prices for the same or similar securities.

DERIVATIVES The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts that the Company would receive or pay to terminate the transaction at the reporting date.

VARIABLE INTEREST ENTITY LIABILITIES Variable interest entity liabilities consist of floating rate securities and related accrued interest. The carrying values of variable interest entity liabilities approximate their fair values due to the term of the applicable interest rates.

INSTALLMENT PREMIUMS The fair value is derived by calculating the present value of the estimated future cash flow streams. The discount rate used is the actual yield of the Company's insurance-related investment portfolio at the end of the preceding fiscal quarter. At March 31, June 30, September 30 and December 31, 2003 the discount rates were 5.6%, 5.3%, 5.1% and 4.7%, respectively, while 2002 was at 9.0%.

In thousands	As of December 31, 2003 Carrying Amount	As of December 31, 2003 Estimated Fair Value	As of December 31, 2002 Carrying Amount	As of December 31, 2002 Estimated Fair Value
ASSETS:				
Fixed-maturity securities	$17,987,345	$17,987,345	$16,195,119	$16,195,119
Conduit investments	8,386,280	8,450,587	—	—
Short-term investments	975,836	975,836	687,238	687,238
Other investments	357,346	357,346	212,673	212,673
Cash and cash equivalents	182,417	182,417	83,218	83,218
Prepaid reinsurance premiums	535,728	504,375	521,641	435,818
Reinsurance recoverable on unpaid losses	61,085	61,085	43,828	43,828
Receivable for investments sold	20,376	20,376	91,767	91,767
Derivative assets	256,744	256,744	191,755	191,755
Variable interest entity assets	600,322	600,322	—	—
LIABILITIES:				
Deferred premium revenue	3,079,851	2,863,174	2,755,046	2,339,661
Loss and loss adjustment expense reserves	559,510	559,510	573,275	573,275
Investment agreement and medium-term note obligations	8,840,125	8,985,037	7,230,562	7,484,602
Securities sold under agreements to repurchase	505,883	507,835	539,561	544,907
Conduit debt obligations	7,848,060	7,848,060	—	—
Short-term debt	57,337	57,337	—	—
Long-term debt	1,021,795	1,003,266	1,033,070	1,045,614
Payable for investments purchased	47,059	47,059	58,436	58,436
Derivative liabilities	437,683	437,683	309,749	309,749
Variable interest entity liabilities	600,322	600,322	—	—
OFF-BALANCE SHEET INSTRUMENTS:				
Installment premiums	—	2,052,867	—	1,300,107

NOTE 26: SUBSEQUENT EVENT

On February 13, 2004, the Company announced that Channel Reinsurance Ltd. (Channel Re), a new financial guarantee reinsurer based in Bermuda, was formed and funded. Channel Re was capitalized with total equity capital of approximately $366 million from four investors. Channel Re has received financial strength ratings of Aaa from Moody's and AAA from S&P. MBIA has a 17.4% ownership interest in Channel Re. Channel Re will assume a $27 billion portfolio of in-force business from MBIA, participate in the Company's reinsurance treaty and provide facultative reinsurance support. Following the assumption of the in-force business, Channel Re will have total claims-paying resources of approximately $700 million.

NOTE 27: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of selected quarterly income statement information follows:

In thousands except per share amounts

2003	First	Second	Third	Fourth	Year
Gross premiums written	$288,147	$327,094	$346,052	$307,515	$1,268,808
Net premiums written	224,028	271,523	275,957	261,564	1,033,072
Premiums earned	161,180	185,671	194,358	191,788	732,997
Investment income and realized gains and losses	138,951	130,758	126,486	131,169	527,364
All other revenues	108,793	94,261	49,734	53,841	306,629
Income before income taxes	313,220	304,679	270,378	260,363	1,148,640
Income before cumulative effect of accounting change	223,326	217,854	190,385	182,020	813,585
Net income	$223,326	$217,854	$190,385	$182,020	$ 813,585
Income per common share before cumulative effect of accounting change: *					
Basic EPS	$ 1.55	$ 1.52	$ 1.33	$ 1.27	$ 5.67
Diluted EPS	$ 1.54	$ 1.51	$ 1.31	$ 1.25	$ 5.61

2002	First	Second	Third	Fourth	Year
Gross premiums written	$186,772	$205,812	$237,753	$321,594	$ 951,931
Net premiums written	134,457	169,657	180,092	269,199	753,405
Premiums earned	139,038	137,769	154,600	157,102	588,509
Investment income and realized gains and losses	107,580	110,852	113,098	126,269	457,799
All other revenues	54,498	29,360	43,649	(22,910)	104,597
Income before income taxes	217,222	193,385	220,159	161,815	792,581
Income before cumulative effect of accounting change	160,112	142,587	162,735	121,384	586,818
Net income	$152,381	$142,587	$162,735	$121,384	$ 579,087
Income per common share before cumulative effect of accounting change: *					
Basic EPS	$ 1.08	$ 0.97	$ 1.11	$ 0.84	$ 4.00
Diluted EPS	$ 1.07	$ 0.96	$ 1.10	$ 0.84	$ 3.98

* Due to rounding, quarterly per share amounts may not add to the totals for the years.

Due to the adoption of SFAS 148's modified prospective transition method, the first three quarters of 2002 have been restated. The following is a reconciliation of the previously reported amounts to the restated amounts on a diluted per share basis:

2002	First	Second	Third
Net income previously reported	$154,169	$143,981	$164,138
Stock option expense	(1,788)	(1,394)	(1,403)
Reported net income	$152,381	$142,587	$162,735

2002	First	Second	Third
Net income per share previously reported	$1.03	$0.97	$1.11
Per share effect of stock option expense	(0.01)	(0.01)	(0.01)
Reported net income per share	$1.02	$0.96	$1.10

MBIA CORPORATE, REGIONAL, INTERNATIONAL AND SUBSIDIARY OFFICES

CORPORATE HEADQUARTERS
MBIA Inc.
113 King Street
Armonk, NY 10504
1-914-273-4545
www.mbia.com

GLOBAL FINANCIAL GUARANTEE OFFICES:

MBIA INSURANCE CORPORATION
113 King Street
Armonk, NY 10504
1-914-273-4545

MBIA INSURANCE CORPORATION
1 Great St. Helen's
London, EC3A 6HX
England
44-20-7920-6363

MBIA SUCURSAL ESPAÑA
Serrano, 20-2º Dcha
28001 Madrid, Spain
34-1-91-435-1043

MBIA ASSURANCE, S.A.
Italian Representative Office
Via Monte di Pietá 21
20121 Milano
Italy
39-02-86-337-627

MBIA INSURANCE CORPORATION
650 Fifth Avenue, 7th Floor
New York, NY 10019
1-212-713-6400

MBIA ASSURANCE, S.A.
112, avenue Kléber
5116 Paris, France
33-1-53-70-4343

MBIA INSURANCE CORPORATION
150 California Street, 20th Floor
San Francisco, CA 94111
1-415-352-3050

MBIA (SINGAPORE) PTE. LTD.
9 Temasek Boulevard
#38-01 Suntec Tower Two
Singapore 038989
65-6334-2555

MBIA INTERNATIONAL MARKETING SERVICES PTY. LTD.
Level 29
The Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia
61-2-9375-2105

MBIA INSURANCE CORPORATION
Level 16, Shiroyama Hills
4-3-1 Toranomon, Minato-ku
Tokyo 105-6016
Japan
81-3-5403-4774

INVESTMENT MANAGEMENT AND FINANCIAL SERVICES OFFICES:

MBIA INVESTMENT MANAGEMENT CORP.
(Guaranteed investments, investment and repurchase agreements)
MBIA CAPITAL MANAGEMENT CORP.
(Fixed-income asset management)
MBIA MUNICIPAL INVESTORS SERVICE CORPORATION
(CLASS®, CAM)
113 King Street
Armonk, NY 10504
1-914-273-4545

1838 INVESTMENT ADVISORS, LLC
2701 Renaissance Blvd.
Fourth Floor
King of Prussia, PA 19406
1-484-322-4300

MBIA MUNICIPAL INVESTORS SERVICE CORPORATION (CAM)
1700 Broadway, Suite 2050
Denver, CO 80290
1-303-860-1100

MBIA MUNISERVICES COMPANY
(Specialized financial services for the public sector)
3433 W. Shaw Avenue
Fresno, CA 93711
1-800-800-8181

STOCK EXCHANGE LISTING
MBIA Inc. common stock is listed on the New York Stock Exchange (symbol: MBI). The approximate number of shareholders of record of MBIA's common stock was 805 as of December 31, 2003.

SHARE CLASSES
MBIA offers only common stock for sale.

VOTING RIGHTS
If you own MBIA stock at the close of business on March 18, 2004, you are entitled to vote. You have one vote for each share of MBIA common stock you own.

ANNUAL MEETING
All shareholders are cordially invited to attend the annual shareholders' meeting, which will be held Thursday, May 6, 2004 at MBIA Inc. in Armonk, New York. A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to all shareholders.

FINANCIAL AND OTHER INFORMATION
Quarterly earnings, annual reports, Form 10-K, corporate news and other company information is available on MBIA's Web site: www.mbia.com. Copies of MBIA's corporate financial information can also be obtained by writing to Shareholder Information at MBIA.

Members of the financial community seeking additional information about MBIA should contact:

Kevin Brown
Director
Investor Relations
1-914-765-3648
e-mail: kevin.brown@mbia.com

Neil G. Budnick
Vice Chairman
Chief Financial Officer
1-914-765-3490
e-mail: neil.budnick@mbia.com

Charles E. Williams
Managing Director
Fixed-Income Investor Relations
1-914-765-3481
e-mail: charlie.williams@mbia.com

2004 KEY FINANCIAL DATES
Payment of future dividends is dependent upon results of MBIA's operations, financial condition and other business considerations.

DIVIDEND DECLARATIONS
March 11, 2004
June 11, 2004
September 10, 2004
December 10, 2004

RECORD DATES
March 26, 2004
June 25, 2004
September 24, 2004
December 24, 2004

DIVIDEND PAYMENT DATES
April 15, 2004
July 15, 2004
October 15, 2004
January 18, 2005

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
Wells Fargo Shareowner Services
161 North Concord Exchange
St. Paul, MN 55075
1-800-468-9716
www.wellsfargo.com/shareownerservices

AUDITORS
PricewaterhouseCoopers LLP
New York, NY

TRADEMARKS
The MBIA logo, MBIA Insurance Corporation and CLASS are trademarks of MBIA.

ANALYST COVERAGE
The following equity analysts report on MBIA:

Joshua Shanker
Blaylock & Partners
jshanker@blaylocklp.com

Gary Ransom
Fox-Pitt, Kelton
gransom@foxpitt.com

Robert Hottensen
Goldman Sachs
robert.hottensen@gs.com

Geoffrey Dunn
Keefe, Bruyette & Woods
gdunn@kbw.com

Rob Ryan
Merrill Lynch
rryan1@exchange.ml.com

Dreyfus Neenan
Morningstar
dreyfus.neenan@morningstar.com

Mark Lane
William Blair & Company
mlane@williamblair.com

COMMON STOCK DATA

	Dividends Paid Per Share	Market Price* High	Low	Close
2003				
1st Quarter	$0.17	$47.81	$34.14	$38.64
2nd Quarter	0.20	53.60	38.61	48.75
3rd Quarter	0.20	57.38	47.68	54.97
4th Quarter	0.20	60.62	54.97	59.23
2002				
1st Quarter	$0.15	$60.11	$51.10	$54.69
2nd Quarter	0.17	57.50	52.33	56.53
3rd Quarter	0.17	56.65	39.05	39.95
4th Quarter	0.17	47.00	34.93	43.86

** Based on New York Stock Exchange trading data*


MBI
LISTED
NYSE

Published March 15, 2004.

Design: Jack Hough Associates/Inergy Group Wilton, CT

MBIA Inc.
113 King Street
Armonk, New York 10504
www.mbia.com

London, Madrid, Milan,

New York, Paris, San Fransisco,

Singapore, Sydney, Tokyo


MBIA

Cusworth, Luigi Stefano Cattica, Sal D'Addio, Ron Dadina, Jenn Dalton, John Danaher, Katie D'Angio, Jeffrey Daniels, John Dare, Paul David, Gary Davis, Joshua Davis, Leslie Davis, Suzanne Davis, Karen Decter, Ken Degen, Joanne DeGennaro, Sandy DeKoubia, Laura DeLena, Carole Delorme, Nils Demme, Michael DeNigris, Maureen Denyssenko, Lauren Desharnais, Charles Deutsch, William DeVane, Ed DeVito, Jamie Di Orio, Greg Diamond, James DiChiaro, Wendy Dinsmore, Fred Dittmann, Sharon Dittrich, Andrew Dixon, Christie Dixon, Michelle Dixon, Stephen Dixon, Everlena Dolman, Adriana Dominguez, John Donaldson, Michelle Donaldson, Pallavi Donde, Mary Donovan, Tonya Dooley, Gloria D'Ottavio, Stephanie Dougherty, Joe Doyle, Randy Dryden, Dave Dubin, Maureen Duffy, Mohinder Dugal, Matt Dugan, Gary Dunton, Tressa Earl, Scott Eckman, Teri Eckman, Barbara Edelmann, Gay Eichhoff, Bruce Ely, Ira Epstein, Rick Erickson, Jeff Esraelian, Lori Evangel, Felicia Fanelli, Matt Fanelli, Marisa Farrell, Bob Faulkner, Carl Favelukes, Sharon Fera, Emily Ferguson, Gregg Ferguson, Bob Fernald, Pamela Fernandes, Maria Ferrante, Nick Ferreri, Denise Feulner, Peter Fiala, Marina Fikh, Sara Fischer, Anna Fischetti, Minnie Fitchbon, Donna Flack, Patrick Flanagan, Bjorn Flescker, Rosanne Fleury, Barbara Flickinger, Mary Flynn, Jesse Fogarty, Alison Fong, Glenn Fox, Carol Freundorfer, Dan Frisch, Monica Gabel, Max Gabriel, Julie Galante, Theodore Galgano, Maureen Gallagher, Rich Garay, Leigh Garcia, Francois Gaudeul, Catherine Geddes, Wayne Gee, Byron Gehlhardt, Ethel Geisinger, George Gephart, Randall Gerardes, Susan Giarrusso, Stephen Gibson, MaryEllen Gilroy, Patri Ginas, Rich Giuffra, Mark Gold, Kelly Goldberg, Sandy Goldstein, Amy Gonch, Esther Gonzalez, Melysa Gonzalez, Roberto Gonzalez, Andrew Goodale, Michael Goss, Jen Gosselin, Kirby Gravance, Kelli Greene, Robert Greene, Richard Greenwood, Aeneas Griffin, Lisa Grozio, Amy Gullotta Brown, Marsha Gumbs, John Hall, Traci Hall, Steve Halpert, Christina Halvorsen, Doug Hamilton, Christine Hammond, Bret Harmon, Andre Harris, Roger Harris, Donald Harrison, Dana Hartman, Emete Hassan, Rachael Haupt, Eugene Havel, Selena Hay, Sheryl Hayduk, Oddette Haynes, Venetia Heintz, Bob Heller, Francie Heller, Irene Hendricks, Jennifer Hendrix, Marc Herman, Ana Hernandez, Rick Hess, Sandra Heuer, Leslie Hickey, Severin Hiller, Yujiro Hiroyama, Marshall Hite, David Hoak, Hai Hoang, Ed Holden, Stephen Holliday, Richard Holt, Denise Horbach, Patricia Howell, Barry Howsden, John Hsu, Peter Hughes, Scott Hughes, Roz Hume, Travis Humphries, Tim Hunt, David Huntley, Christine Hwang, Brian Hynes, Haruhiko Ichiwatari, Rosalie Jackson, Elizabeth Jacobs, Lynn Jacobs, Michael Jacobson, Lori Jalomo, Liz James, Ed Janson, Douglas Jenson, Corey Johnson, Janet Johnson, Kimberly Johnson-Cole, Joanne Jontz, Michael Joos, John Jordan, Tom Jordan, Deirdre Jordan-Coleman, Chris Jumper, Esther Kain, Maria Kang, Una Kearns, Liz Keese-Blasius, John Kelley, Rosemary Kelley, Brian Kelly, Patrick Kelly, Patricia Kemsley, Steve Kepes, Gautam Khanna, Jake Kim, Danny King, Howard King, Jason Kissane, Douglas Kitchen, JoAnn Klatskin, Jane Klemmer, Rick Knight, Michael Knopf, Megan Korson, John Krick, Kathy Kruse, Nick Krzemienski, Edward Kushma, Arthur Kuypers, Linda Labelle, Matt Lagana, Richard Langberg, Sean Langley, Rosalie Langschultz, Cara Sue LaPicola, Cheryl Larkin, Corinne Larson, Andy Laterza, Linda Latta, Gaddi Layden, Beatrice Le, Leon Leborgne Jr., David Lee, Jackie Lee, John Lee, Poh Choo Lee, Andrew Leggio, Hannes Leifsson, Jim Lennon, Lou Lenzi, Lynn Leone, Maria Levin, Larry Levitz, Amy Lieb, John Lilly, Sonya Linder-Silidjian, Linda Lindh, Eleanor Lipsey, Sandra Lisanti, John Lisle, Georgina Lo, Susan Lockwood, Kevin Loescher, John Lucas, Christa Luckenbach, Bertha Lui-McKee, Robert Lupoli, Andrea Madden, James Maitland, Efrain Maldonado, Francesco Mancia, Joanne Mancuso, Denise Mann, Paul Mansour, Gabe Marcovecchio, Jaime Mariategui, Sabina Marino, Anne Marquart, Angel Martin, Anel Martinez, Yvette Martinez, Maryann Martini, Nick Matyszczck, Amy Mauer-Lites, Thomas Mauk, Cheryl May, Eric McAlley, Lisa McCall, Shaun McClelland, Martin McDermott, John McDonnell, Denise McGee, Jim McGrane, Tim McKeon, Anthony McKiernan, Lisa McLaughlin, Tom McLoughlin, Marjorie McMahon, Katherine McManus, Linda McManus, Sadie McSwain, Eugenio Mendoza, Ani Mensureglu, Mike Messer, Graham Metcalf, Marsha Miclat, Helen Miksits, Diane Miller, Howard Miller, Kevin Miller, Frank Minerva, Jairo Molina, Heather Molloy, Kathy Moon, James Moore, Janet Morley, Chris Moros, John Morris, Marc Morris, Kristin Mosca, Nancy Mouo, Sudip Mukherjee, Michael Muldoon, Imelda Muniz, Cindia Munoz, Michael Murphy, Thomas Murphy, Cathleen Murray, Gerry Murray, Stephen Murray, Theresa Murray, Michael Murtagh, Joan Musselbrook, Brenda Narcyen, Salvatore Narciso, Dan Nash, Todd Navin, Eric Neglia, Bob Nevin, Deb Nickel, Ann Nicoletti, Petya Nikolova, Mike Norris, Oliver North, Gerhard Oberholzer, Gonzalo Obregon, Michael O'Brien, Frances Ochoa, Meghan O'Donnell, Patrick O'Hanlon, Kathleen Okenica, Pat Olin, Alexis Ong, Stephanie Ontiveros, Kimberly Osgood, Nicole Ossun, Ashwin Palekar, Randy Palomba, Andreas Papadakis, Brett Parker, Kelli Parker, Eric Parsons, Fred Pastore, David Patashnik, Nancy Paulercio, Giri Pawar, Alan Pearlman, Gerald Peeler, Charlie Pena, Art Perlowitz, Ian Petrillo, Eileen Pettineo, Gillian Pettit, Amelito Pilando, Pascale Pinto, John Pizzorelli, Eric Popejoy, Andrew Porges, Scot Post, Peter Potenziani, Cynthia Praschnik, Andrea Preftes, Bevin Presutti, Armand Principato, Clifford Pritchard, Christopher Przymylski, Jim Pugh, Binu Punnoose, Kerrie Radoor, Beverly Raine, Ed Rajstetor, Andrea Randolph, Kathleen Reagen, Kevin Regan, Christopher Reid, Pam Reifsnyder, Chip Reilly, Sue Reilly, Jeff Relkin, David Roy, Josh Rezek, Fiona Riley, Peggy Ritter, Angel Rivera, Loretta Rivera, Stephanie Rivera, Pascual Rizzo, Paul Roberts, Emmeline Rocha-Sinha, Glenn Roder, Lisa Rodia, Omar Rodriguez, Yaquelin Rodriguez, Jaime Rojas Jr., Leo Roland, Doreen Romano, Eric Rosenzweig, Tod Ruddock, Christina Rundbaken, Stacey Russell, Steven Ruterman, Chris Ryff, Tom Saccardi, Shari Sacks, Nazima Salcom, Ridwan Sasmita, Jessica Sato, Eric Savino, Kristie Scafidi, Colleen Scaglione, Steve Scanlan, Joe Schachinger, Tom Scherer, Laura Schneider, Linda Scott, Patrick Scott, Louie Sedano, Lawrence Selik, Jodi Selmon, Joe Sevely, Bijal Shah, Rob Sheehan, Steven Sherman, Roger Shields, Cheryl Shell, Keith Sheron, Carol Sieiermann, Patricia Sielengiewicz, Nara Silva, Kevin Silva, Don Simon, Rebecca Simonian, Veronica Sin, Adithi Singh, Arvind Singh, Joanne Sinopoli, Susanne Slavin, Matthew Sleight, Marina Sloan, Beth Smayde, Deborah Smith, Peter Smith, Jerry Socci, Fran Sofo, Ursula Solimino, Jeny Song, Jocelyn Songco, Lori Soper, Victor Soto, Nick Scurbis, Lisa Spano, John Springrose, Matthew Starr, Robin Steward, Judy Stone, Eric Storch, Karleen Strayer, David Sugimoto, John Sulin, Heather Sullivan, Phil Sullivan, Kalyani Sundorum, Sukrid Swaminarayan, Donna Swanson, Dave Sweet, Carolyn Tain, Maria Tallent, Richard Talmadge, Yong Khim Tan, Mike Tarquinio, Greg Tarrant, Steve Tortaglie, Tricia Taxter, Amber Taylor, Carrie Taylor, Joanne Taylor, Juliet Telford, Eva Thein, Susan Thomas, Laura Thorne-Trawinski, Thomas Tight, James Tilkes, Craig Tipping, Laura Tirado, Melanie Tomlin, Carrie Toomey, Rosanne Traina, Dan Trainor, Matt Trapp, Alan Trinh, Patrick Tucci, Donna Turner, Anton Ungar III, Bertha Valdevinos, Frederic Vallon, Hans van den Berg, Tom Vandermark, Lisa Varalli, Eileen Vardilli, Janis Varney, Rob Velins, Frank Venuti, Maria Vero-Magnan, Ines Vieira, Pamela Vieira, Joan Vita, Kirk Viviano, Sue Voltz, Karen Wagner, Todd Wall, Maggie Walsh, Rich Walz, Jing Wang, Jeff Wark, Randy Warman, Pat Warnke, Antoinette Watson, Neil Weed, Carl Webb, Chris Weeks, Debbie Weeks, Irene Weidelman, Dick Weill, Nancy Weiss, Ron Wertheim, Rebecca Werther, Linda Wessel, Ellen West, Ruth Whaley, Bob Wheeler, Ashling Whelan, Dee White, Lori White, James Whitford Jr., Charlie Williams, Noni Williams, Patrick Williams, Eric Williamson, Dave Wilson, Henry Wilson, Lisa Wilson, Dave Witthohn, E.G. Woods, Raymond Wosinski, Greg Wright, Melissa Wright, Y.C. Wu, Jamie Xiong, Lindsay Yee, Ming-Hua Yong, Christopher Young, Holly Young, Mingwei Yuan, Kim Zottola, Gail Zubradt, Mark Zucker, Deborah Zurkow, Pat Abt, Connie Accordino, Neil Ackerman, Joseph Adelizzi, Seth Albert, Angelique Allan, James Allen, Keith Allman, Mike Alter, Eric Anderson, Peter Andreou, Hector Angulo, John Antonazzo, Gina Antonelli, Brian Arcese, Ana Areal, John Ariola, Craig Armstrong, Errol Arne, Suresh Arumilli, Greer Avery, Dan Avitabile, Harold Bailey, Judy Baiocco, Michael Ballinger, Frances Banuelos, Ann Barbara, Mary Barbere, Lorraine Barg, Steve Barney, Jason Bathauer, Barry Baughier, Michael Baumkirchner, Jennifer Beeton, Marguerite Beirne, Lajuanda Bell, Tom Bell, Dinah Bellis, Regina Bello, Anna Bencrowsky, Renee Benfari, Jim Berger, Adam Bergonzi, Jacqui Bergonzi, Beth Berman, Paul Bernier, Gerry Berrigan, Mike Biamer, James Binetto, Dennis Bird, Cheri Bivings, Max Blackler, Carol Blair, Robert Blair, Rob Blake, Amy Bloch, Matthew Bodo, Kim Boeheim, David Boisselle, Lisa Boland, Ed Bonner, Amy Borst, Terry Bowens, David Brancale, Marty Braunstein, Melissa Brice-Johnson, Nelly Briggs, Pat Brosnan, Jay Brown, Kevin Brown, Thacher Brown, Karen Brylla, Neil Budnick, Mark Bunyea, Joe Buonadonna, Donay Burdiez, Paul Burns, Christine Calvao, Michael Cambridge, Jason Cameron, Lisa Campbell, Patricia Campbell, Lori Candarelli, Jack Caouette, Lisa Cariaha, Linda Carpenter, Bill Carson, Adam Carta, Bill Carta, Christopher Cassel, Mike Castrocon, Judy Cavino, Jason Celente, Kevin Cerutti, Chris Chafizadeh, Steve Chaloux, David Chappell, Nicole Chassey, Helen Cheng, Charlotte Cheong, Sammy Cheung, Manuel Chevalier, Lina Chew, Szo Loon Chow, Andrew Chintz, Siew Li Chong, Richard Choyko, David Christiansen, Deirdre Christiansen, Len Chubinsky, Lori Church, Stephanie Ciavarello, JoAnne Cirelli, Steve Citron, Robert Claiborne, Barron Clancy, Joyce Clark, Robyn Clarke, Geoff Clarkson, Miriam Cleary, Geren Close, Tom Cochran, William Cody, Robert Coie, Bill Coleman, Madelyn Coleman, Rosemaria Collorafi, Jeffrey Concepcion, Steve Cooke, Brian Cooney, Christie Corbett, Maryann Corso, Cliff Corso, Irene Cortez, Jonathan Costello, Kenneth Couch, Thomas Cousins, David Crepero, Colinda Creighton, Jim Cronin, Ian Crooke, David Crowle, Jacqualyn Cruz, Derrin Culp, Celia Culpen, Melissa Currie, Lucy Cusworth, Luigi Stefano Cattica, Sal D'Addio, Ron Dadina, Jenn Dalton, John Danaher, Katie D'Angio, Jeffrey Daniels, John Dare, Paul David, Gary Davis, Joshua Davis, Leslie Davis, Suzanne Davis, Karen Decter, Ken Degen, Joanne DeGennaro, Sandy DeKoubia, Laura DeLena, Carole Delorme, Nils Demme, Michael DeNigris, Maureen Denyssenko, Lauren Desharnais, Charles Deutsch, William DeVane, Ed DeVito, Jamie Di Orio, Greg Diamond, James DiChiaro, Wendy Dinsmore, Fred Dittmann, Sharon Dittrich, Andrew Dixon, Christie Dixon, Michelle Dixon, Stephen Dixon, Everlena Dolman, Adriana Dominguez, John Donaldson, Michelle Donaldson, Pallavi Donde, Mary Donovan, Tanya Dooley, Gloria D'Ottavio, Stephanie Dougherty, Joe Doyle, Randy Dryden, Dave Dubin, Maureen Duffy, Mohinder Dugal, Matt Dugan, Gary Dunton, Tressa Earl, Scott Eckman, Teri Eckman, Barbara Edelmann, Gay Eichhoff, Bruce Ely, Ira Epstein, Rick Erickson, Jeff Esraelian, Lori Evangel, Felicia Fanelli, Matt Fanelli, Marisa Farrell, Bob Faulkner, Carl Favelukes, Sharon Fera, Emily Ferguson, Gregg Ferguson, Bob Fernald, Pamela Fernandes, Maria Ferrante, Nick Ferreri, Denise Feulner, Peter Fiala, Marina Fikh, Sara Fischer, Anna Fischetti, Minnie Fitchbon, Donna Flack, Patrick Flanagan, Bjorn Flescker, Rosanne Fleury, Barbara Flickinger, Mary Flynn, Jesse Fogarty, Alison Fong, Glenn Fox, Carol Freundorfer, Dan Frisch, Monica Gabel, Max Gabriel, Julie Galante, Theodore Galgano, Maureen Gallagher, Rich Garay, Leigh Garcia, Francois Gaudeul, Catherine Geddes, Wayne Gee, Byron Gehlhardt, Ethel Geisinger, George Gephart, Randall Gerardes, Susan Giarrusso, Stephen Gibson, MaryEllen Gilroy, Patri Ginas, Rich Giuffra, Mark Gold, Kelly Goldberg, Sandy Goldstein, Amy Gonch, Esther Gonzalez, Melysa Gonzalez, Roberto Gonzalez, Andrew Goodale, Michael Goss, Jen Gosselin, Kirby Gravance, Kelli Greene, Robert Greene, Richard Greenwood, Aeneas Griffin, Lisa Grozio, Amy Gullotta Brown, Marsha Gumbs, John Hall, Traci Hall, Steve Halpert, Christina Halvorsen, Doug Hamilton, Christine Hammond, Bret Harmon, Andre Harris, Roger Harris, Donald Harrison, Dana Hartman, Emete Hassan, Rachael Haupt, Eugene Havel, Selena Hay, Sheryl Hayduk,